HellerEhrman

November 9, 2005

05012566

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
simon.luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH. D.C.
185

Attention Filer Support
Mail Stop 1-4

SEC FILE NO. 082-34651

Re: Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

PROCESSED
NOV 16 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

We refer to the exemption request letter filed by the former law firm of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company"), S.E.C. File No. 82-34651. The Company informed us that it did not need the exemption because it never had more than 300 US shareholders.

On behalf of the Company, the enclosed copies of documents from March 2002 to December 2003, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act. We previously filed another letter dated October 28, 2005 enclosing copies of documents from January 2004 to today, which appeared to be lost. We have revised such letter and filed it again with a current date of November 8, 2005..

1. The following documents were made public, filed or distributed from March 2002 to December 2003:

(a) The Company's Results Announcement (Q3, 2003, Summary) dated

November 13, 2003;

(b) The Company's Third Quarterly Results Report for the Period ended 30 September 2003, dated November 13, 2003;

(c) The Company's Third Quarterly Results Announcement for the Period ended 30 September 2003, dated November 13, 2003;

(d) The Company's circular regarding Connected Transaction DVR (Digital Video Recording System) Assets Transfer dated November 4, 2003;

(e) The Company's announcement regarding holding a board of directors meeting on November 13, 2003 dated October 29, 2003;

(f) The Company's announcement regarding Resignation of Executive Director and Change of Qualified Accountant, Company Secretary and Authorized Representative dated October 2, 2003;

(g) The Company's Results Announcement (Q2, 2003, Summary) dated August 13, 2003;

(h) The Company's Interim Results Announcement for the Period ended 30 June 2003, dated August 13, 2003;

(i) The Company's Interim Results Report for the Period ended 30 June 2003, dated August 13, 2003;

(j) The Company's announcement regarding holding a board of directors meeting on August 13, 2003 dated August 1, 2003;

(k) The Company's clarification announcement regarding increases in the trading volume and price of the Company's shares dated July 23, 2003;

(l) The Company's clarification announcement regarding increases in the trading volume and price of the Company's shares dated July 22, 2003;

(m) The Company's circular on Discloseable Transaction Relating To Placing Of New H Shares dated July 10, 2003;

(n) The Company's announcement regarding Completion of the Placing of 140,000,000 New H Shares dated July 4, 2003;

(o) The Company's announcement regarding Results of the Placing of 140,000,000 New H Shares dated June 25, 2003;

(p) The Company's announcement of Resolutions Passed At The Annual General Meeting For The Year 2002 And Change Of Board Of Directors And

Supervisory Committee dated June 25, 2003;

(q) The Company's announcement regarding Discloseable Transactions relating to Placing of New H Shares dated June 20, 2003;

(r) The Company's announcement regarding suspension of trading dated June 20, 2003;

(s) The Company's Results Announcement (Q1, 2003, Summary) dated May 15, 2003;

(t) The Company's First Quarterly Results Announcement for the Period ended 31 March 2003, dated May 15, 2003;

(u) The Company's First Quarterly Results Report for the Period ended 31 March 2003, dated May 15, 2003;

(v) The Company's Notice of Annual General Meeting to be held on June 25, 2003 dated May 9, 2003;

(w) The Company's announcement regarding Proposed Changes of Directors and Supervisors dated May 9, 2003;

(x) The Company's announcement regarding holding a board of directors meeting on May 15, 2003 dated May 2, 2003;

(y) The Company's Results Announcement (Final, 2003, Summary) dated March 28, 2003;

(z) The Company's Annual Results announcement for the year ended 31 December 2002 dated March 28, 2003;

(aa) The Company's Annual Report 2002 dated March 28, 2003;

(bb) The Company's announcement regarding holding a board of directors meeting on March 28, 2003 dated March 17, 2003;

(cc) The Company's clarification announcement dated December 11, 2002;

(dd) The Company's announcement regarding Resolution Passed At The Special General Meeting And Class Meeting Relating To The Proposal To Renew The Specific Mandate For The Issue Of New H Shares dated December 10, 2002;

(ee) The Company's Results Announcement (Q3, 2002, Summary) dated November 13, 2002;

(ff) The Company's Third Quarterly Results Report for the Period ended 30

September 2002, dated November 13, 2003;

(gg) The Company's Third Quarterly Results Announcement for the Period ended 30 September 2002, dated November 13, 2003;

(hh) The Company's announcement regarding holding a board of directors meeting on November 13, 2002 dated November 1, 2002;

(ii) The Company's circular on Proposal To Renew The Specific Mandate For The Issue Of New H Shares dated October 23, 2002;

(jj) The Company's clarification announcement dated October 7, 2002;

(kk) The Company's announcement regarding Proposal to Renew the Specific Mandate for the issue of New H Shares and Possible Discloseable Transaction upon placing of New H Shares pursuant to the renewed Specific Mandate dated October 2, 2002;

(ll) The Company's Quarterly Results announcement form for the year ended 31 December, 2002;

(mm) The Company's Interim Results Announcement for the Period ended 30 June 2002, dated August 13, 2002;

(nn) The Company's Interim Results Report for the Period ended 30 June 2002, dated August 13, 2002;

(oo) The Company's announcement regarding holding a board of directors meeting on August 13, 2002 dated August 1, 2002;

(pp) The Company's Circular on Discloseable Transaction relating to Placing of New H Shares dated July 18, 2002;

(qq) The Company's announcement regarding Resolutions passed at the Annual General Meeting for the year 2001 and Change of Independent Non-Executive Director and Audit Committee Member and Change of Auditor, dated June 28, 2002;

(rr) The Company's announcement regarding Discloseable Transaction relating to Placing of New H Shares dated June 27, 2002;

(ss) The Company's announcement regarding postponement of Annual General Meeting dated June 11, 2002;

(tt) The Company's Quarterly Results announcement form for the year ended 31 December, 2002;

(uu) The Company's First Quarterly Results Announcement for the Period ended 31 March 2002, dated May 15, 2002;

(vv) The Company's First Quarterly Results Report for the Period ended 31 March 2002, dated May 15, 2002;

(ww) The Company's announcement regarding holding a board of directors meeting on May 15, 2002 dated May 3, 2002;

(xx) The Company's announcement regarding Change of Independent Non-Executive Director and Audit Committee Member dated April 30, 2002;

(yy) The Company's announcement regarding Change of Auditors dated April 30, 2002;

(zz) The Company's announcement regarding Notice of Annual General Meeting dated April 30, 2002;

(aaa) The Company's Yearly Results announcement form for the year ended 31 December, 2001;

(bbb) The Company's Annual Results Announcement for the year ended 31 December 2001, dated March 28, 2002;

(ccc) The Company's Annual Report 2001 dated March 28, 2002; and

(ddd) The Company's announcement regarding holding a board of directors meeting on March 28, 2002 dated March 18, 2002.

If you have any questions with regard to the foregoing information, please contact the Company's U.S. attorney, Timothy G. Hoxie of Heller Ehrman LLP, 333 Bush Street, San Francisco, California 94104-2878, telephone (415) 772-6052, or the undersigned, telephone (852) 2292-2222.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Yours very truly,

Simon Luk

Enclosures

cc: Beijing Beida Jade Bird Universal Sci-Tech Company Limited

HellerEhrman

November 9, 2005

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
simon.luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

VIA AIR COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention Filer Support
Mail Stop 1-4

SEC FILE NO. 082-34651

Re: Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We refer to the exemption request letter filed by the former law firm of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company"), S.E.C. File No. 82-34651. The Company informed us that it did not need the exemption because it never had more than 300 US shareholders.

On behalf of the Company, the enclosed copies of documents from March 2002 to December 2003, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act. We previously filed another letter dated October 28, 2005 enclosing copies of documents from January 2004 to today, which appeared to be lost. We have revised such letter and filed it again with a current date of November 8, 2005..

1. The following documents were made public, filed or distributed from March 2002 to December 2003:

(a) The Company's Results Announcement (Q3, 2003, Summary) dated

November 13, 2003;

(b) The Company's Third Quarterly Results Report for the Period ended 30 September 2003, dated November 13, 2003;

(c) The Company's Third Quarterly Results Announcement for the Period ended 30 September 2003, dated November 13, 2003;

(d) The Company's circular regarding Connected Transaction DVR (Digital Video Recording System) Assets Transfer dated November 4, 2003;

(e) The Company's announcement regarding holding a board of directors meeting on November 13, 2003 dated October 29, 2003;

(f) The Company's announcement regarding Resignation of Executive Director and Change of Qualified Accountant, Company Secretary and Authorized Representative dated October 2, 2003;

(g) The Company's Results Announcement (Q2, 2003, Summary) dated August 13, 2003;

(h) The Company's Interim Results Announcement for the Period ended 30 June 2003, dated August 13, 2003;

(i) The Company's Interim Results Report for the Period ended 30 June 2003, dated August 13, 2003;

(j) The Company's announcement regarding holding a board of directors meeting on August 13, 2003 dated August 1, 2003;

(k) The Company's clarification announcement regarding increases in the trading volume and price of the Company's shares dated July 23, 2003;

(l) The Company's clarification announcement regarding increases in the trading volume and price of the Company's shares dated July 22, 2003;

(m) The Company's circular on Discloseable Transaction Relating To Placing Of New H Shares dated July 10, 2003;

(n) The Company's announcement regarding Completion of the Placing of 140,000,000 New H Shares dated July 4, 2003;

(o) The Company's announcement regarding Results of the Placing of 140,000,000 New H Shares dated June 25, 2003;

(p) The Company's announcement of Resolutions Passed At The Annual General Meeting For The Year 2002 And Change Of Board Of Directors And

Supervisory Committee dated June 25, 2003;

(q) The Company's announcement regarding Discloseable Transactions relating to Placing of New H Shares dated June 20, 2003;

(r) The Company's announcement regarding suspension of trading dated June 20, 2003;

(s) The Company's Results Announcement (Q1, 2003, Summary) dated May 15, 2003;

(t) The Company's First Quarterly Results Announcement for the Period ended 31 March 2003, dated May 15, 2003;

(u) The Company's First Quarterly Results Report for the Period ended 31 March 2003, dated May 15, 2003;

(v) The Company's Notice of Annual General Meeting to be held on June 25, 2003 dated May 9, 2003;

(w) The Company's announcement regarding Proposed Changes of Directors and Supervisors dated May 9, 2003;

(x) The Company's announcement regarding holding a board of directors meeting on May 15, 2003 dated May 2, 2003;

(y) The Company's Results Announcement (Final, 2003, Summary) dated March 28, 2003;

(z) The Company's Annual Results announcement for the year ended 31 December 2002 dated March 28, 2003;

(aa) The Company's Annual Report 2002 dated March 28, 2003;

(bb) The Company's announcement regarding holding a board of directors meeting on March 28, 2003 dated March 17, 2003;

(cc) The Company's clarification announcement dated December 11, 2002;

(dd) The Company's announcement regarding Resolution Passed At The Special General Meeting And Class Meeting Relating To The Proposal To Renew The Specific Mandate For The Issue Of New H Shares dated December 10, 2002;

(ee) The Company's Results Announcement (Q3, 2002, Summary) dated November 13, 2002;

(ff) The Company's Third Quarterly Results Report for the Period ended 30

September 2002, dated November 13, 2003;

(gg) The Company's Third Quarterly Results Announcement for the Period ended 30 September 2002, dated November 13, 2003;

(hh) The Company's announcement regarding holding a board of directors meeting on November 13, 2002 dated November 1, 2002;

(ii) The Company's circular on Proposal To Renew The Specific Mandate For The Issue Of New H Shares dated October 23, 2002;

(jj) The Company's clarification announcement dated October 7, 2002;

(kk) The Company's announcement regarding Proposal to Renew the Specific Mandate for the issue of New H Shares and Possible Discloseable Transaction upon placing of New H Shares pursuant to the renewed Specific Mandate dated October 2, 2002;

(ll) The Company's Quarterly Results announcement form for the year ended 31 December, 2002;

(mm) The Company's Interim Results Announcement for the Period ended 30 June 2002, dated August 13, 2002;

(nn) The Company's Interim Results Report for the Period ended 30 June 2002, dated August 13, 2002;

(oo) The Company's announcement regarding holding a board of directors meeting on August 13, 2002 dated August 1, 2002;

(pp) The Company's Circular on Discloseable Transaction relating to Placing of New H Shares dated July 18, 2002;

(qq) The Company's announcement regarding Resolutions passed at the Annual General Meeting for the year 2001 and Change of Independent Non-Executive Director and Audit Committee Member and Change of Auditor, dated June 28, 2002;

(rr) The Company's announcement regarding Discloseable Transaction relating to Placing of New H Shares dated June 27, 2002;

(ss) The Company's announcement regarding postponement of Annual General Meeting dated June 11, 2002;

(tt) The Company's Quarterly Results announcement form for the year ended 31 December, 2002;

(uu) The Company's First Quarterly Results Announcement for the Period ended 31 March 2002, dated May 15, 2002;

(vv) The Company's First Quarterly Results Report for the Period ended 31 March 2002, dated May 15, 2002;

(ww) The Company's announcement regarding holding a board of directors meeting on May 15, 2002 dated May 3, 2002;

(xx) The Company's announcement regarding Change of Independent Non-Executive Director and Audit Committee Member dated April 30, 2002;

(yy) The Company's announcement regarding Change of Auditors dated April 30, 2002;

(zz) The Company's announcement regarding Notice of Annual General Meeting dated April 30, 2002;

(aaa) The Company's Yearly Results announcement form for the year ended 31 December, 2001;

(bbb) The Company's Annual Results Announcement for the year ended 31 December 2001, dated March 28, 2002;

(ccc) The Company's Annual Report 2001 dated March 28, 2002; and

(ddd) The Company's announcement regarding holding a board of directors meeting on March 28, 2002 dated March 18, 2002.

If you have any questions with regard to the foregoing information, please contact the Company's U.S. attorney, Timothy G. Hoxie of Heller Ehrman LLP, 333 Bush Street, San Francisco, California 94104-2878, telephone (415) 772-6052, or the undersigned, telephone (852) 2292-2222.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Yours very truly,

Simon Luk

Enclosures

cc: Beijing Beida Jade Bird Universal Sci-Tech Company Limited

a

BEIDA JADE BIRD<08095> - Results Announcement (Q3, 2003, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 13/11/2003:
(stock code: 08095)

Year end date	:31/12/2003
Currency	:RMB
Auditors' report	:N/A
Review of 3rd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 1/1/2003 to 30/9/2003 $'000	(Unaudited) Last Corresponding Period from 1/1/2002 to 30/9/2002 $'000
Turnover	:	135,156	138,659
Profit/(Loss) from Operations	:	4,252	36,824
Finance cost	:	(9,565)	(18,681)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	(1,590)	20,359
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(RMB 0.0017)	RMB 0.0211
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(1,590)	20,359
3rd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Don Lee
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system application systems, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
For the three months ended 30 Sept. \ For the nine months ended 30 Sept.
2003 \ 2002 \ 2003 \ 2002
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products :
30,853 \ 19,819 \ 72,909 \ 43,395
Sales of computer products :
16,646 \ 20,592 \ 60,554 \ 61,834
Provision of total solution services :
274 \ 12,279 \ 1,693 \ 33,430
Total turnover :
47,755 \ 52,690 \ 135,156 \ 138,659

3. Taxation

Hong Kong profits tax is charged at the rate of 17.5% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2003 (2002 : RMB5,000).

There was no material unprovided deferred tax for the period ended 30 September 2003 (2002 : Nil).

4. Earnings / (Loss) per share

The calculation of loss per share of RMB0.16 cents (2002 : earnings per share of RMB2.11 cents) for the nine months ended 30 Septmeber 2003 was based on the loss attributable to shareholders of approximately RMB1,590,000 (2002 : profit attributable to shareholders of

1,008,102,564 shares (2002 : 964,000,000 shares) in issue.

Interim Dividend
The Directors do not recommend the payment of an interim dividend for the period. (2002 : Nil)

JBU

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

THIRD QUARTERLY RESULTS REPORT

FOR THE PERIOD ENDED 30 SEPTEMBER 2003

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET (GEM) OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE STOCK EXCHANGE)

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the Directors) collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2003

Highlights

- **Turnover is approximately RMB135.2 million, a decrease of approximately 3% as compared to the corresponding period last year.**
- **Operating profit is approximately RMB4.3 million.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB11.3 million, a decrease of 74% as compared to the corresponding period last year.**
- **Loss attributable to shareholders is approximately RMB1.6 million.**
- **Loss per share is RMB0.16 cents.**
- **Interest expense is approximately RMB9.6 million, a decrease of 49% as compared to the corresponding period last year.**

THIRD QUARTERLY RESULTS

The board of directors (the Directors) of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the Company) and its subsidiaries (the Group) is pleased to announce the unaudited consolidated operating results of the Group for the nine months ended 30 September 2003 together with the unaudited comparative figures for the corresponding period in 2002 as follows:

		For the three months ended 30 September		For the nine months ended 30 September	
		2003	2002	2003	2002
	Note	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	2	47,755	52,690	135,156	138,659
Other income	2	(1)	460	1,969	1,090
Operating expenses:					
Materials and equipment		(38,916)	(25,783)	(105,653)	(70,832)
Employee costs		(2,507)	(4,105)	(10,986)	(13,010)
Depreciation of property, plant and equipment		(834)	(888)	(2,630)	(2,743)
Amortisation of goodwill and intangible assets		(1,223)	(1,492)	(4,423)	(4,082)
Other operating expenses		(4,745)	(4,624)	(9,181)	(12,258)
Total operating expenses		(48,225)	(36,892)	(132,873)	(102,925)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES		(471)	16,258	4,252	36,824
Finance income/(cost)					
Interest income		641	648	1,683	2,918
Interest expense		(2,846)	(6,005)	(9,565)	(18,681)
Profit/(Loss) before taxation and minority interest		(2,676)	10,901	(3,630)	21,061
Taxation	3	–	(5)	–	(5)
Profit/(Loss) before minority interest		(2,676)	10,896	(3,630)	21,056
Minority interest		728	(175)	2,040	(697)
Profit/(Loss) attributable to shareholders		(1,948)	10,721	(1,590)	20,359
Retained earnings, beginning of period		77,861	50,802	77,503	41,164
Retained earnings, end of period		75,913	61,523	75,913	61,523
Earnings/(Loss) per share – basic (RMB cents)	4	(0.18)	1.11	(0.16)	2.11

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover and Other Revenue**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended 30 September		**For the nine months ended 30 September**	
	2003	**2002**	**2003**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover				
Sales of embedded systems and related products	30,835	19,819	72,909	43,395
Sales of computer products	16,646	20,592	60,554	61,834
Provision of total solution services	274	12,279	1,693	33,430
	47,755	52,690	135,156	138,659
Other Revenue	(1)	460	1,969	1,090

3. **Taxation**

Hong Kong profits tax is charged at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2003 (2002: RMB5,000).

There was no material unprovided deferred tax for the period ended 30 September 2003 (2002: Nil).

4. **Earnings/(Loss) per share**

The calculation of loss per share of RMB0.16 cents (2002: earnings per share of RMB2.11 cents) for the nine months ended 30 September 2003 was based on the loss attributable to shareholders of approximately RMB1,590,000 (2002: profit attributable to shareholders of approximately RMB20,359,000) and on the weighted average number of 1,008,102,564 shares (2002: 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend (2002: Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the nine months ended 30 September 2003 amounted to RMB135.2 million, representing a decrease of approximately 3% as compared to the corresponding period last year.

The decrease in turnover and the unfavourable operating results was primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half of the year. The higher margin total solution services business experienced a decrease of RMB31.7 million to RMB1.7 million from RMB33.4 million in the same period last year. The decrease in revenue of total solution services was partly offset by increase in revenue from the development and sales of embedded systems and related products of RMB29.5 million to RMB72.9 million. For the nine months period ended 30 September 2003, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 53.9%, 44.8% and 1.3% respectively as compared to the more evenly distributed sales mix of 31.3%, 44.6% and 24.1% respectively in the same period last year.

Operating Profit

The unaudited operating profit of the Group for the nine months ended 30 September 2003 amounted to RMB4.3 million.

The operating results of the Group was affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. The decrease in gross profit was partly offset by savings in employee costs and other operating expenses resulting in a decrease of 88% in operating profit as compared to the same period last year.

Finance Cost

In January 2003, the Company had replaced a short-term bank loan of RMB360 million drawn down in year 2001 with a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense recorded a decrease of RMB9.1 million or 49% as compared to the corresponding period last year.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the nine months ended 30 September 2003 were RMB1,590,000 and RMB0.16 cents respectively.

BUSINESS REVIEW

Network Security Products

The Company has completed the development of the firewall systems with electronic data verification and classification features as well as the VPN (Virtual Private Network) firewall system for the Ministry of Public Security. The Company is currently developing firewall system employing full gigabit bandwith technology and attached with IDS features. The Company has completed the production of seventy-eight units of JB-FW1/100 and two units of JB-FW1/1000 firewall system. The following projects were implemented: Guangzhou network security project for Guangzhou Military Region, anti-virus project for China National Aviation Corporation, network security project of Hebei province. The following firewall system contracts were entered into during the period: switchboard system of Shenyang Aluminium/Magnesium Design Institute; Tianqiao, Lidaxun, Weishilongma projects in Huhehaote City; Wande in Inner Mongolia, Zhonghong in Xinxiang City as well as the VPN security project for the State Electricity Corporation.

Wireless Fire Alarm System

The Company has completed the technology development for fire detectors and monitors, and has allocated resources to research and develop single-unit system upgrade technology. A total of one hundred twenty thousand units of fire alarm detectors and one hundred and forty fire alarm monitor units were manufactured in the third quarter of the year. The following projects employing wireless fire alarm system were delivered in the third quarter: Yicui Garden (怡翠園) in Nanhai City, Guangdong province and Jinxiuhuatian (錦繡華天) in Changsha City, Hunan province. The following projects currently under implementation also employ the wireless fire alarm technology: Guangda Garden (廣大花園) in Shenzhen City and General Century International Apartment (通用時代國際公寓) in Beijing.

Security ICs

The Company has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform. In addition, the Company has supplied PCMCIA Card for GPRS wireless internet access to Beijing Jiashenglianhua Company.

Smart Card Application System

The Company has completed the access control project for the dormitory of the University of Peking. The Group is restructuring its non-core business units with a view to controlling costs and increasing resources utilization. As such, the Company is exploring the feasibility of merging the operations of the Smart Card Application System with other embedded systems.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited (Jade Bird Haodi), a subsidiary of the Company, has completed the development of the data acquisition and supervisory system for distribution transformer based on the GSM communication mode and has continued the development of data acquisition and supervisory system for distribution transformer based on the GPRS communication mode; the finished product has been sent to the China Electricity Research Institute for further testing and evaluation and it is expected to obtain the relevant certificate in the fourth quarter.

Semiconductor Manufacturing International Corporation (SMIC)

SMIC announced the successful raising of approximately US$630 million through the issuance of Series C Preference Shares on 13 September 2003. Existing shareholders participating in this financing include Shanghai Industrial Holdings Limited, H&Q Asia Pacific Limited, Walden International, Temasek, and a Singapore consortium led by Vertex Management. New investors in SMIC are comprised of well-known venture capital firms such as New Enterprise Associates and Oak Investment Partners, Beida Microelectronics Investment Limited, as well as strategic investors.

SMIC's eight-inch fab facilities in Shanghai have reached a capacity of more than forty thousand wafers per month. Capital raised from the issuance of Series C Preference Shares will be used for the expansion of the three fabs in Shanghai as well as the development of the new 300mm facility in Beijing.

Wuhan Jade Bird Netsoft Company Limited (Jade Bird Netsoft)

Jade Bird Netsoft has completed the development of NetSureExpert 5.1, the network management platform software, as well as the basic version of a network traffic analysis software. The "traffic analysis and clearing system" project using the above mentioned software for the Information Exchange Centre of the Wuhan Telecommunication Bureau was completed. The following contracts, employing the NetSureExpert 5.1 Software were obtained: network management system for Nanjing Telepost University and the network management system for the e-government project of Jinmen City in Hubei province.

GOVERNMENT APPROVALS AND AWARDS

The encryption card SJ-01 has been formally certified by the State Encryption office in September 2003.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, including "China Information Security" and "Information Security Trends".

In addition, the Network Security Division of the Company has participated in the "Beijing Information Security Exhibition" in August. The Company also participated in the Fire Services Exhibition in Shanghai in September. Further-more, the Company also exhibited in the Scientific Research Achievement of universities in Beijing show organized by the Jiangsu provincial government in October.

Jade Bird Netsoft has launched a promotion for trial utilization of its NetSureExpert 5.1 software during the period from 1 June 2003 to 30 September 2003.

OUTLOOK

The Company has allocated resources to research and develop state of the art technology for wirewall for multiple interfaces for external net and virtual private network with higher bandwith, zero packet loss and e-mail filter. The Company is also developing mixed mode firewall and VLAN. Jade Bird Netsoft will continue to enhance and improve its network management software targeting enterprises and telecommunication bureaus.

The Company, with its industry focused sales strategy and coupled with the regional sales offices established in Beijing, Shanghai and Guangzhou, plans to increase its market share and to become competitive with imported products.

SMIC is the first foreign invested foundry in mainland China for 200mm production, and is also one of the leading foundry in terms of technology employed and capital investment. SMIC is building the first 300mm production plant in mainland China with state of the art technology.

SMIC has recently announced to deploy Virage Logic's technology for SMIC's 0.13um CMOS process.

The outbreak of atypical pneumonia in Beijing in the first half of 2003 has a negative impact on the business activities of the Company, in particular the longer lead time total solution services revenue recorded a substantial decrease in the first nine months of the year. The Company would use its best endeavours to ensure the smooth operation of the original projects and would increase its marketing effort to secure new projects. On the otherhand, the Group is restructuring its non-core business units with a view to controlling costs and increasing resources utilization. Pursuant to this initiative, the Group has in early November entered into an asset transfer agreement with Shenzhen Beida Jade Bird Technology Limited, a connected person as defined in the GEM Listing Rules to transfer the assets of the Digital Video Recorder System unit for a consideration of RMB3 million. The transfer becomes effective on 4 November 2003.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

(a) Interests and short positions of the Directors and Supervisors of the Company in the total issued Promoter Shares in the share capital of the Company and its associated corporations

As at 30 September 2003, the interests (including interests in shares and short positions) of the Directors or Supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (SFO)) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Name	Capacity	Number of Promoter Shares held by Heng Huat	Percentage shareholding in the Promoter Shares	Percentage shareholding in the issued share capital
Director				
Mr. Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Liu Yong Jin	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Wu Min Sheng	Beneficiary of a trust	220,000,000	31.43%	22.82%
Supervisor				
Mr. Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%	22.82%
Ms. Dong Xiao Qing	Beneficiary of a trust	220,000,000	31.43%	22.82%

The above Directors and Supervisor of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust (Heng Huat Trust) made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited (Heng Huat) as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited (Dynamic Win), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at 30 September 2003, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 September 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2003, the persons other than a Director or chief executive or Supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promoter Shares)	Capacity	No. of Promoter Shares (Long position)	% in total Promoter Shares
Peking University *(Note 1)*	Interest of controlled corporation	310,000,000	44.28%
Heng Huat Investments Limited *(Note 2)*	Interest of controlled corporation	220,000,000	31.43%
Dynamic Win Assets Limited	Beneficial Owner	220,000,000	31.43%
New World Cyberbase Limited	Interest of controlled corporation	70,000,000	10.00%
New View Venture Limited	Beneficial Owner	70,000,000	10.00%
Asian Technology Investment Company Limited	Beneficial Owner	50,000,000	7.14%

Shareholder (Holders of H Shares) *(Note 3)*	**Capacity**	**No. of H Shares (Long position)**	**% in total H Shares**
Multi-Treasure Investments Limited	Beneficial Owner	39,257,000	9.71%
Sun-Glory Investments Limited	Beneficial Owner	21,651,000	5.36%
China Merchants Bank	Interest of controlled corporation	20,187,000	4.99%
CMB International Capital Corporation Limited	Beneficial Owner	20,187,000	4.99%
E-life International Limited	Interest of controlled corporation	14,109,000	3.49%
Prosperous World International Limited	Interest of controlled corporation	14,109,000	3.49%
Heatwave Industries Limited	Beneficial Owner	14,109,000	3.49%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

(a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) The information disclosed is based on the Substantial Shareholder Notices given by the holders of H Shares to the Stock Exchange and received by the Company for the period ended 30 September 2003.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2003, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 November 2003

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2003

Highlights

- **Turnover is approximately RMB135.2 million, a decrease of approximately 3% as compared to the corresponding period last year**
- **Operating profit is approximately RMB4.3 million.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB11.3 million, a decrease of 74% as compared to the corresponding period last year.**
- **Loss attributable to shareholders is approximately RMB1.6 million.**
- **Loss per share is RMB0.16 cents.**
- **Interest expense is approximately RMB9.6 million, a decrease of 49% as compared to the corresponding period last year.**

THIRD QUARTERLY RESULTS

The board of directors (the "Directors") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the nine months ended 30 September 2003 together with the unaudited comparative figures for the corresponding period in 2002 as follows :

	Note	For the three months ended 30 September		For the nine months ended 30 September	
		2003	2002	2003	2002
		RMB'000	RMB'000	RMB'000	RMB'000
Turnover	2	47,755	52,690	135,156	138,659
Other income	2	(1)	460	1,969	1,090
Operating expenses:					
Materials and equipment		(38,916)	(25,783)	(105,653)	(70,832)
Employee costs		(2,507)	(4,105)	(10,986)	(13,010)
Depreciation of property, plant and equipment		(834)	(888)	(2,630)	(2,743)
Amortisation of goodwill and intangible assets		(1,223)	(1,492)	(4,423)	(4,082)
Other operating expenses		(4,745)	(4,624)	(9,181)	(12,258)
Total operating expenses		(48,225)	(36,892)	(132,873)	(102,925)
PROFIT / (LOSS) FROM OPERATING ACTIVITIES		(471)	16,258	4,252	36,824
Finance income / (cost)					
Interest income		641	648	1,683	2,918
Interest expense		(2,846)	(6,005)	(9,565)	(18,681)
Profit / (Loss) before taxation and minority interest		(2,676)	10,901	(3,630)	21,061
Taxation	3	-	(5)	-	(5)
Profit / (Loss) before minority interest		(2,676)	10,896	(3,630)	21,056
Minority interest		728	(175)	2,040	(697)
Profit / (Loss) attributable to shareholders		(1,948)	10,721	(1,590)	20,359
Retained earnings, beginning of period		77,861	50,802	77,503	41,164
Retained earnings, end of period		75,913	61,523	75,913	61,523
Earnings / (Loss) per share – basic (RMB cents)	4	(0.18)	1.11	(0.16)	2.11

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended 30 September		For the nine months ended 30 September	
	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Turnover				
Sales of embedded systems and related products	30,835	19,819	72,909	43,395
Sales of computer products	16,646	20,592	60,554	61,834
Provision of total solution services	274	12,279	1,693	33,430
	47,755	52,690	135,156	138,659
Other Revenue	(1)	460	1,969	1,090

3. Taxation

Hong Kong profits tax is charged at the rate of 17.5% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2003 (2002 : RMB5,000).

There was no material unprovided deferred tax for the period ended 30 September 2003 (2002 : Nil).

4. Earnings / (Loss) per share

The calculation of loss per share of RMB0.16 cents (2002 : earnings per share of RMB2.11 cents) for the nine months ended 30 September 2003 was based on the loss attributable to shareholders of approximately RMB1,590,000 (2002 : profit attributable to shareholders of approximately RMB20,359,000) and on the weighted average number of 1,008,102,564 shares (2002 : 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend (2002 : Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the nine months ended 30 September 2003 amounted to RMB135.2 million, representing a decrease of approximately 3% as compared to the corresponding period last year.

The decrease in turnover and the unfavourable operating results was primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half of the year. The higher margin total solution services business experienced a decrease of RMB31.7 million to RMB1.7 million from RMB33.4 million in the same period last year. The decrease in revenue of total solution services was partly offset by increase in revenue from the development and sales of embedded systems and related products of RMB29.5 million to RMB72.9 million. For the nine months period ended 30 September 2003, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 53.9%, 44.8% and 1.3% respectively as compared to the more evenly distributed sales mix of 31.3%, 44.6% and 24.1% respectively in the same period last year.

Operating Profit

The unaudited operating profit of the Group for the nine months ended 30 September 2003 amounted to RMB4.3 million.

The operating results of the Group was affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. The decrease in gross profit was partly offset by savings in employee costs and other operating expenses resulting in a decrease of 88% in operating profit as compared to the same period last year.

Finance Cost

In January 2003, the Company had replaced a short-term bank loan of RMB360 million drawn down in year 2001 with a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense recorded a decrease of RMB9.1 million or 49% as compared to the corresponding period last year.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the nine months ended 30 September 2003 were RMB1,590,000 and RMB0.16 cents respectively.

BUSINESS REVIEW

Network Security Products

The Company has completed the development of the firewall systems with electronic data verification and classification features as well as the VPN (Virtual Private Network) firewall system for the Ministry of Public Security. The Company is currently developing firewall system employing full gigabit bandwith technology and attached with IDS features. The Company has completed the production of seventy-eight units of JB-FW1/100 and two units of JB-FW1/1000 firewall system. The following projects were implemented: Guangzhou network security project for Guangzhou Military Region, anti-virus project for China National Aviation Corporation, network security project of Hebei province. The following firewall system contracts were entered into during the period: switchboard system of Shenyang Aluminium / Magnesium Design Institute; Tianqiao, Lidaxin, WeiXiLongMa projects in Hothot city; Wanda in Inner Mongolia, Zhong Hong in Xin Heung City as well as the VPN security project for the State Electricity Corporation.

Wireless Fire Alarm System

The Company has completed the technology development for fire detectors and monitors, and has allocated resources to research and develop single-unit system upgrade technology. A total of one hundred twenty thousand units of fire alarm detectors and one hundred and forty fire alarm monitor units were manufactured in the third quarter of the year. The following projects employing wireless fire alarm system were delivered in the third quarter: YiCui Garden (怡翠園) in Nanhai City, Guangdong province and JinXiuHuaTian (錦繡華天) in ChangSha City, Hunan province. The following projects currently under implementation also employ the wireless fire alarm technology: GuangDa Garden (廣大花園) in Shenzhen City and General Century International Apartment (通用時代國際公寓) in Beijing.

Security ICs

The Company has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform. In addition, the Company has supplied PCMCIA Card for GPRS wireless internet access to Beijing JiaSheng Lianhua Company.

Smart Card Application System

The Company has completed the access control project for the dormitory of the University of Peking. The Group is restructuring its non-core business units with a view to controlling costs and increasing resources utilization. As such, the Company is exploring the feasibility of merging the operations of the Smart Card Application System with other embedded systems.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited (Jade Bird Haodi), a subsidiary of the Company, has completed the development of the data acquisition and supervisory system for distribution transformer based on the GSM communication mode and has continued the development of data acquisition and supervisory system for distribution transformer based on the GPRS communication mode; the finished product has been sent to the China Electricity Research Institute for further testing and evaluation and it is expected to obtain the relevant certificate in the fourth quarter.

Semiconductor Manufacturing International Corporation (SMIC)

SMIC announced the successful raising of approximately US$630 million through the issuance of Series C Preference Shares on 13 September 2003. Existing shareholders participating in this financing include Shanghai Industrial Holdings Limited, H&Q Asia Pacific Limited, Walden International, Temasek, and a Singapore consortium led by Vertex Management. New investors in SMIC are comprised of well-known venture capital firms such as New Enterprise Associates and Oak Investment Partners, Beida Microelectronics Investment Limited, as well as strategic investors.

SMIC's eight-inch fab facilities in Shanghai have reached a capacity of more than forty thousand wafers per month. Capital raised from the issuance of Series C Preference Shares will be used for the expansion of the three fabs in Shanghai as well as the development of the new 300mm facility in Beijing.

Wuhan Jade Bird Netsoft Company Limited (Jade Bird Netsoft)

Jade Bird Netsoft has completed the development of NetSureExpert 5.1, the network management platform software, as well as the basic version of a network traffic analysis software. The "traffic analysis and clearing system" project using the above mentioned software for the Information Exchange Centre of the Wuhan Telecommunication Bureau was completed. The following contracts, employing the NetSureExpert 5.1 Software were obtained: network management system for Nanjing Telepost University and the network management system for the e-government project of Jin Zhou City in Hubei province.

GOVERNMENT APPROVALS AND AWARDS

The encryption card SJ-01 has been formally certified by the State Encryption office in September 2003.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, including "China Information Security" and "Information Security Trends".

In addition, the Network Security Division of the Company has participated in the "Beijing Information Security Exhibition" in August. The Company also participated in the Fire Services Exhibition in Shanghai in September. Further-more, the Company also exhibited in the Scientific Research Achievement of universities in Beijing show organized by the Jiangsu provincial government in October.

Jade Bird Netsoft has launched a promotion for trial utilization of its NetSureExpert 5.1 software during the period from 1 June 2003 to 30 September 2003.

OUTLOOK

The Company has allocated resources to research and develop state of the art technology for wirewall for multiple interfaces for external net and virtual private network with higher bandwith, zero packet loss and e-mail filter. The Company is also developing mixed mode firewall and VLAN. Jade Bird Netsoft will continue to enhance and improve its network management software targeting enterprises and telecommunication bureaus.

The Company, with its industry focused sales strategy and coupled with the regional sales offices established in Beijing, Shanghai and Guangzhou, plans to increase its market share and to become competitive with imported products.

SMIC is the first foreign invested foundry in mainland China for 200mm production, and is also one of the leading foundry in terms of technology employed and capital investment. SMIC is building the first 300mm production plant in mainland China with state of the art technology.

SMIC has recently announced to deploy Virage Logic's technology for SMIC's 0.13um CMOS process.

The outbreak of atypical pneumonia in Beijing in the first half of 2003 has a negative impact on the business activities of the Company, in particular the longer lead time total solution services revenue recorded a substantial decrease in the first nine months of the year. The Company would use its best endeavours to ensure the smooth operation of the original projects and would increase its marketing effort to secure new projects. On the otherhand, the Group is restructuring its non-core business units with a view to controlling costs and increasing resources utilization. Pursuant to this initiative, the Group has in early November entered into an asset transfer agreement with Shenzhen Beida Jade Bird Technology Limited, a connected person as defined in the GEM Listing Rules to transfer the assets of the Digital Video Recorder System unit for a consideration of RMB3 million. The transfer becomes effective on 4 November 2003.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

(a) Interests and short positions of the Directors and supervisors of the Company in the total issued Promoter Shares in the share capital of the Company and its associated corporations

As at 30 September 2003, the interests (including interests in shares and short positions) of the Directors or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Name	Capacity	Number of Promoter Shares held by Heng Huat	Percentage shareholding in the Promoter Shares	Percentage shareholding in the issued share capital
Director				
Mr. Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Liu Yong Jin	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Wu Min Sheng	Beneficiary of a trust	220,000,000	31.43%	22.82%
Supervisor				
Mr. Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%	22.82%
Ms. Dong Xiao Qing	Beneficiary of a trust	220,000,000	31.43%	22.82%

The above Directors and supervisor of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at 30 September 2003, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 September 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2003, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promoter Shares)	Capacity	No. of Promoter Shares (Long position)	% in total Promoter Shares
Peking University (Note 1)	Interest of controlled corporation	310,000,000	44.28%
Heng Huat Investments Limited (Note 2)	Interest of controlled corporation	220,000,000	31.43%
Dynamic Win Assets Limited	Beneficial Owner	220,000,000	31.43%
New World Cyberbase Limited	Interest of controlled corporation	70,000,000	10.00%
New View Venture Limited	Beneficial Owner	70,000,000	10.00%
Asian Technology Investment Company Limited	Beneficial Owner	50,000,000	7.14%

Shareholder (Holders of H Shares) (Note 3)	*Capacity*	No. of H Shares (Long position)	% in total H Shares
Multi-Treasure Investments Limited	Beneficial Owner	39,257,000	9.71%
Sun-Glory Investments Limited	Beneficial Owner	21,651,000	5.36%
China Merchants Bank	Interest of controlled corporation	20,187.000	4.99%
CMB International Capital Corporation Limited	Beneficial Owner	20,187.000	4.99%
E-life International Limited	Interest of controlled corporation	14,109,000	3.49%
Prosperous World International Limited	Interest of controlled corporation	14,109,000	3.49%
Heatwave Industries Limited	Beneficial Owner	14,109,000	3.49%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

(a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) The information disclosed is based on the Substantial Shareholder Notices given by the holders of H Shares to the Stock Exchange and received by the Company for the period ended 30 September 2003.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2003, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 November 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

DVR (Digital Video Recording System) Assets Transfer

On 3 November 2003, the Company entered into the Agreement with a connected person (as defined in the GEM Listing Rules) to transfer the DVR Assets to the connected person. The Agreement constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of RMB3,000,000 (or approximately HK$2,830,188) and the net tangible liabilities of the DVR Assets of RMB248,700 (or approximately HK$234,623) are less than HK$10,000,000 or 3% of the net tangible assets of the Company, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Agreement will be included in the Company's next published report and accounts.

The Directors announce that on 3 November 2003, the Company entered into an asset transfer agreement ("the Agreement") to transfer the DVR assets to Shenzhen Beida Jade Bird Technology Limited (深圳市北大青鳥科技有限公司). The consideration of the Agreement is RMB3,000,000 (or approximately HK$2,830,188). The agreement will become effective upon execution and approval from the board of directors of both companies. Upon the effective date of the Agreement, the Company will not entitle to the rights and obligations relating to the assets transferred.

DVR Business

The DVR business is a department of the Company and hence the DVR assets are wholly owned by the Company and include the related inhouse developed intellectual property rights, electronic equipments, merchandise and the associated liabilities. The DVR business is engaged in the development and manufacture of products employing the DVR technology. The operating results of the DVR business for the last two years are as follows :

RMB '000	1H 2003	2002
Sales	1,212	6,931
Operating profit / <losses>	<216>	2,701
Net Assets	1,444	1,511

Consideration

The consideration of the Agreement of RMB3,000,000 (or approximately HK$2,830,188) is determined on an arm's length basis and is based on the valuation of the net assets of the DVR business as of 30 May 2003 by an independent qualified PRC valuer (中鋒資產評估有限責任公司) and adjusted for the value of intangible assets which recorded an increase of RMB1,691,600 (or approximately HK$1,595,849) from its book value of RMB1,969,800 (or approximately HK$1,858,301) to RMB3,661,500 (or approximately HK$3,454,245). Based on the valuation, the net assets value of the DVR assets was RMB 3,412,800 (or approximately HK$3,219,623). The net asset value of the DVR assets per book as of 30 June 2003 was RMB1,444,000 (or approximately HK$1,362,264) and a gain of RMB1,556,000 (or approximately HK$1,467,924) is expected to be generated from the DVR assets transfer. The consideration will be settled by cash payment within 30 days from the effective date of the Agreement.

Connected Transaction

Beijing Beida Jade Bird Limited, an initial management shareholder of the Company with a direct and indirect interest of 3.62% and 1.42% respectively in the Company, has a direct and an indirect interest of 90% and 9% respectively in Shenzhen Beida Technology Limited (深圳市北大青鳥科技有限公司). Beijing Beida Jade Bird Limited is ultimately controlled by the Peking University, the ultimate controlling shareholder of the Company. Thus, Shenzhen Beida Technology Limited (深圳市北大青鳥科技有限公司) is a connected person of the Company under the GEM Listing Rules and the conclusion of the Agreement constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of RMB3,000,000 (or approximately HK$2,830,188) and the net tangible liabilities of the DVR assets of RMB248,700 (or approximately HK$234,623) are less than HK$10,000,000 or 3% of the net tangible assets of the Company, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Agreement will be included in the Company's next published report and accounts.

The Directors, including the independent non-executive directors, consider that the Agreement is entered into on normal commercial terms and is fair and reasonable and in the interests of the Company so far as the shareholders of the Company are concerned.

Reason for the DVR Assets Transfer

The DVR business was set up in April 2002 and its profitability was affected by severe competition with a surg in the number of players in the market resulting in a reduction in business volume and an operating deficit position in the first half of 2003. In order to streamline the Company's operations and control costs, the Directors consider the DVR Assets Transfer an appropriate measure to improve resources utilization.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 4 November 2003

* *For identification purpose only*

In this announcement, unless otherwise indicated, the exchange rate at HK$1.00 = RMB1.06 has been used for the purpose of illustration only and it does not constitute a representation that any amount has been or could have been or may be exchanged at such exchange rate.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Thursday, 13 November 2003 at 4:00 p.m. for the following purposes:-

1. To consider and approve the interim unaudited results of the Company and its subsidiaries for the nine months ended 30 September 2003 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 29 October 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR AND CHANGE OF QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

The board of directors (the "Board") of the Company announces that Mr. Yang Ming resigned as Executive Director of the Company with effect from 2 October 2003 due to Mr. Yang is taking up a top management position in Jade Bird Group. The vacancy arising from Mr. Yang's resignation will be proposed and replaced at the forthcoming annual general meeting.

The Board also announces that Ms. Yang Chau Ming, Calvinna resigned as Qualified Accountant, Company Secretary and Authorized Representative of the Company due to her personal career development with effect from 2 October 2003. The Board would like to take this opportunity to express its appreciation to Ms. Yang for her contribution to the Company during her tenure.

Mr. Yang and Ms. Yang confirmed in their notices of resignation that there were no circumstances connected with their resignation which they considered should be brought to the attention of the members of the Company.

The Board is pleased to announce that Mr. Lee Kwok Ming, Don was appointed Qualified Accountant, Company Secretary and Authorized Representative of the Company with effect from 2 October 2003. Mr. Lee is a Fellow of the Hong Kong Society of Accountants, an Associate of the Chartered Institute of Management Accountants (UK) and an Associate of the Institute of Certified Management Accountants (Australia).

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 October 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

g

BEIDA JADE BIRD<08095> - Results Announcement (Q2, 2003, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 13/8/200
(stock code: 08095)

Year end date	:31/12/2003
Currency	:RMB
Auditors' report	:N/A
Review of 2nd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 1/1/2003 to 30/6/2003 $'000	(Unaudited) Last Corresponding Period from 1/1/2002 to 30/6/2002 $'000
Turnover	:	87,401	85,969
Profit/(Loss) from Operations	:	4,147	20,566
Finance cost	:	(5,677)	(10,406)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	358	9,638
% Change Over the Last Period	:	-96.29%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.0004	RMB 0.01
Diluted (in dollar)	:	RMB 0.0003	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	358	9,638
2nd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name :Calvinna Yang
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are

Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Principal Activities and Basis of Presentation
The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover
Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
1/4/2003 to\ 1/4/2002 to\ 1/1/2003 to\ 1/1/2002 to
30/6/2003 \ 30/6/2002 \ 30/6/2003 \ 30/6/2002
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products :
27,861 \ 15,885 \ 42,074 \ 23,576
Sales of computer products :
12,575 \ 32,599 \ 43,908 \ 41,242
Provision of total solution services :
1,419 \ 9,752 \ 1,419 \ 21,151
Total turnover :
41,855 \ 58,236 \ 87,401 \ 85,969

3. Taxation
Hong Kong profits tax is charged at the rate of 16% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2003 (2002 : Nil).

There was no material unprovided deferred tax for the period ended 30 June 2003 (2002 : Nil).

4. Earnings Per Share
The calculation of earnings per share for the three and six months ended 30 June 2003 were based on the profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000 (2002 : RMB5,169,000 and RMB9,638,000) and on the weighted average number of 964,000,000 shares in issue.

On 20 June 2003, the Company entered into a placing agreement with

of up to 140,000,000 new H Shares at a price of HK$0.6 per H share. On 4 July 2003, the Company completed the placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The diluted earnings per share for the three and six months ended 30 June 2003 were approximately RMB0.47 cents and RMB0.03 cents based on the aggregate weighted average number of shares of 964,000,000 in issue and the dilutive potential ordinary shares of 140,000,000 new H Shares.

Interim Dividend
The Directors do not recommend the payment of an interim dividend for the period. (2002 : Nil)

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2003

Highlights

- **Turnover is approximately RMB 87,401,000, an increase of 2% as compared to the corresponding period last year.**
- **Operating profit is approximately RMB 4,147,000, a decrease of 80% as compared to the corresponding period last year.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB10,761,000, a decrease of 61% as compared to the corresponding period last year.**
- **Profit attributable to shareholders is approximately RMB358,000.**
- **Earnings per share is approximately RMB0.04 cents.**
- **Interest expense is approximately RMB6,719,000, a decrease of 47% as compared to the corresponding period last year.**

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2003 amounted to RMB87,401,000, representing an increase of RMB1,432,000 or 2% as compared to the corresponding period last year.

For the six months ended 30 June 2003, the turnover from the sales of embedded system products and related products, sales of computer products and provision of total solution services were approximately 48%, 50% and 2% respectively.

During the outbreak of atypical pneumonia in Beijing, the Group has delayed most of the projects according to the request of the customers so as to avoid the possibility of committing atypical pneumonia. Moreover, the first quarter is the slack season of the Group's business. Therefore, the income derived from the provision of total solution services, which was a high margin business, was substantially decreased. The increase in turnover was due to the increase in the sales of Security ICs products for the related system integration service projects.

Operating Profit

The unaudited consolidated operating profit of the Group for the six months ended 30 June 2003 was RMB4,147,000.

Since there were slight improvements in the sales of embedded system products and computer products in the second quarter, the operating results of the second quarter turned from loss to profit.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2003 was RMB6,719,000, representing a decrease of RMB5,957,000 or 47% as compared to the corresponding period last year.

To minimize interest expense, the Company had repaid the short-term bank loan of RMB360,000,000 drawn down in year 2001 to finance the investment in Semiconductor Manufacturing International Corporation and replaced it by a foreign currency short-term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate in January 2003. As a result, the interest expense was substantially decreased.

Profits Attributable to Shareholders

The unaudited profits attributable to shareholders of the Group for the three and six months ended 30 June 2003 were RMB5,184,000 and RMB358,000 respectively.

BUSINESS REVIEW

Network Security Products

In the first half of this year, the Company has completed various upgrades of its network security products. The Company has now proceeded to the research and development of network security products integrated with VPN function. In the second quarter, the Company has completed the high performance information security gateway project for Beijing Municipal Commission of Development Planning and the electronic data verification technology and grading assessment tools technology for the Public Security Bureau.

The Company is planning to develop the 1000M line-speed firewall and the firewall products combined with IDS function. It is expected that the technical functions of its firewall products could be further upgraded upon successful development.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft"), a subsidiary of the Company, has completed the technical development of SNMP API (applying in collection of data from network device) and the upgrading of network management platform system software products (Enterprise Version : NetSureExpert 5.0). Jade Bird Netsoft has proceeded with the development of the telecommunication network management platform system software and the specialized projects for Wuhan Municipal and Wuhan Telecommunication Bureau.

Wireless Fire Alarm System

The Company has completed the development of the bus-type audible and visible alarm apparatus and the addressable display technology for bus-type fire alarm system. The Company has proceeded to apply the new PCI16F630 and PIC16F767 ICs application technology of Microchip Technology Inc. ("MICROCHIP") for the development of the hydrant alarm button and alarm and control module so as to convert to bus-type on-site devices design and hence to reduce the cost of products. Moreover, the LN1010 type monitor has been integrated with the on-site encoding function.

The Company has cooperated with a German company to develop the conversion design of certain products and has realized the Chinese display function for bus-type devices which was compatible with the State standards.

The Company has manufactured approximately 74,000 units of LN2100 and LN2110 type detectors and has produced approximately 300 units of 11S series LN1010 type monitors. The Company has also completed the specialized project for the Xian An Shun Plaza in Shanxi Province.

The Company is planning to commence the in-depth standardization of the 11S series monitors, including both the software and hardware, so as to standardize the engineering application of the Company's products. In addition, the Company's smoke detector and temperature detector would be modified to apply the PCI16F630 and PIC16F767 ICs application technology of MICROCHIP to convert to bus-type on-site devices so as to reduce the cost of products.

Security ICs

Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI"), a subsidiary of the Company, provides solution services relating to wireless telecommunication products to customers. BJSI has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform. BJSI has established partnership with international and domestic wireless telecommunication product design houses and manufacturers, such as the China agents of the famous telecommunication product suppliers, Simplified Computer System & Training Inc. ("SIMCOM") and Bellave Company Limited. SIMCOM is a world famous wireless telecommunication module design house and supplier. SIMCOM manufactures GSM/GPRS module products and CDMA module products which have comparative advantage in functions and price. As such, BJSI would be able to provide a better solution services and better products with comparative advantage in performance and price to customers. BJSI now mainly provides wireless telecommunication module product GB1 to new and high technology enterprises in Beijing, Xiamen and Guangzhou.

GPS Application System

The Company is developing the realization of GPRS technology in its GPS application system and planning to further apply the CDMAIX technology in information transmission.

Smart Card Application System

The Company is improving the network door access control products and has completed the specialized projects of the network system for Juran Furniture Shop and the door access management system for the dormitory of Peking University.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has commenced the second phrase research and development of data acquisition and supervisory system for distribution transformer and terminal.

Digital Video Recording System

The Company has completed the development of digital video recording system based on PC platform and the digital video recording system improvement project for Shenyang Industrial and Commercial Bank.

Semiconductor Manufacturing International Corporation ("SMIC")

In May this year, Monolithic System Technology Inc ("MoSys") has completed the silicon verification of 1T-SRAM memory technology on SMIC's 0.18-micron standard logic process. It is expected that the 1T-SRAM process technology and products will be directly provided to the customers in Mainland China in the second half of this year. As a result, SMIC's customers can confidently select MoSys' 1T-SRAM technology to meet the memory requirements of their System-on-Chip (SoC) designs.

In July this year, SMIC has signed a licensing agreement with Virage Logic, a leading provider of best-in-class semiconductor IP platforms, for Virage Logic's Technology-Optimized Semiconductor IP Platform on SMIC's advanced 0.18-micron CMOS process. Such agreement has provided SMIC's customers access to Virage Logic's Technology-Optimized Platform for high-volume, high-density and high-performance complex and mainstream System-on-Chip (SoC) designs.SMIC has previously obtained several IP licenses from various licensors. Together with Virage Logic's extensive quality assurance efforts through its FirstPass-Silicon Characterization Program, SMIC would have silicon-proven IP that is not only reliable and ready to manufacture, but also compatible to customer's required specifications..

GOVERNMENT APPROVALS AND AWARDS

The spot-type combination rate-of-rise and fixed temperature heat detector and the spot-type photoelectric smoke detector jointly developed by the Company and a German company have passed the examination by the State Fire Electronic Product Quality Examination Centre. The LN1010 type monitor integrated with the on-site encoding function has been sent to the State Fire Electronic Product Quality Examination Centre for examination.

Moreover, SMIC Shanghai has been awarded "Top Fab of the Year for 2003", which is a prestigious award presented annually by "Semiconductor International" journal to top-of-the-line fab facilities, in May 2003. The other top fab named by the journal for this year is Intel's Fab 11X. This has enabled SMIC to position itself as a high-quality foundry in the global IC manufacturing landscape.

In the "2003 China IT Integrated Circuits Provider Conference", Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), a promoter shareholder of the Company, was awarded the "The 10 China Best Integrated Service Provider", "The Best China IT Service Provider For Banking Industry" and "The Best China IT Service Provider For Electronic Public Administration" and was the most prized winner. The network security products used by Beijing Tianqiao were provided by the Company and applied by Beijing Tianqiao in its system integration services to customers. The "2003 China IT Integrated Circuits Provider Conference" is a professional assessment activity organized by the State Council Information Office and the Computer World Group which were participated by over 50 domestic and international famous software and system integration and IT service providers in competing for the prestigious awards in the industry.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, such as "Information Network Security", "Electronic Designer & Application World", "China Information Security" and "Information Security Trends" so as to expand its market and increase the brand name awareness in the industry.

In addition, Jade Bird Netsoft has participated in the "China South Region Telecommunication (Boardcasts) Equipment and Software Roadshow" and has entered into contracts with the memory network equipment companies such as Legend Group (Brand name : Lenovo) for the provision of network management and fee charging software developed by Jade Bird Netsoft. Jade Bird Netsoft would gradually increase the sales network so as to acquire a larger market share.

STAFF

At present, the Group employs approximately 220 employees. Among the employees, 6 of them possess the doctor degree, 23 of them possess the master degree and 119 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has over 113 members.

PLACING OF 140,000,000 NEW H SHARES

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share ("the Placing"). On 4 July 2003, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in July 2003 and will be used to partially repay the Company's short-term bank loan.

OUTLOOK

For the network security technology, the Company will continue to develop the VLAN technology. Moreover, the Company has recently signed an information network security project and the Quanzhou telecommunication project for Huawei Technology Limited. Such projects will be commenced in the third quarter.

Jade Bird Netsoft will continue to improve the Enterprise Version of the network management software and complete the development of the Telecommunication Version of the network management software. Furthermore, Jade Bird Netsoft will also expand the sales network in the existing major sales regions such as Beijing, Shanghai and Guangzhou.

The technology of the Company's fire alarm products has been well developed. The Company will commence the standardization of the two newly developed softwares in the next quarter and improve the stability of the hardware of LN1010 system. The Company is planning to apply for the ISO90001:2000 quality management system certification to enhance the product recognition and its brand name. The Company has newly contracted the Hebei Zhangjiakou Dongsang Commercial City and the Guangzhou Nanhai Haiye Chuiyuan third phrase projects.

SMIC currently has three 8 inches fabs and reaches a production capacity of 40,000 wafers per month. It is expected that the production capacity will reach to 60,000 wafers by the end of this year. Among the 3 fabs in operation, almost one third of the production is using the 0.18 um technology. With the certification of MoSys, it is expected that up to half of the production will be using the 0.18 um technology. Moreover, SMIC is building a 8 inches fab and a small-scale 12 inches fab in Beijing.

With the rapid development in the world electronic information technology and the faster development of the China open door policy as well as the increasing demand for integrated circuits products, China is becoming one of the major country in providing electronic information products in the world. As such, it is expected that the Company may receive income contribution from the investment in SMIC.

Due to the outbreak of atypical pneumonia in Beijing in March this year and the second quarter, the Company's business activities were adversely affected. Most of the business activities originally planned to commence in the second quarter have been delayed to the next quarter. The Company would use its best endeavours to ensure the smooth operation of the original projects and would ensure that it would continue to attract more new customers. The Company hopes that the business activities could resume to normal in the third quarter.

In addition, the Group is planning to restructure its non-performing business activities through business reorganization and to enhance its investment in those business activities with remarkable return in order to increase the profitability of the Group.

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	1/4/2003 to 30/6/2003 RMB'000	1/4/2002 to 30/6/2002 RMB'000	1/1/2003 to 30/6/2003 RMB'000	1/1/2002 to 30/6/2002 RMB'000
Turnover	2	41,855	58,236	87,401	85,969
Other revenue		1,655	630	1,970	630
Operating expenses:					
Materials and equipment		(26,802)	(35,136)	(66,737)	(45,049)
Employee costs		(3,876)	(5,104)	(8,479)	(8,905)
Depreciation of fixed assets		(849)	(944)	(1,796)	(1,855)
Amortisation of goodwill and intangible assets		(1,600)	(1,425)	(3,200)	(2,590)
Other operating expenses		(3,164)	(5,293)	(5,012)	(7,634)
Total operating expenses		(36,291)	(47,902)	(85,224)	(66,033)
Profit from operations		7,219	10,964	4,147	20,566
Finance income / (cost)					
Interest income		320	1,205	1,042	2,270
Interest expense		(2,816)	(6,393)	(6,719)	(12,676)
Exchange income		51	-	576	-
Profit (Loss) before taxation and minority interests		4,774	5,776	(954)	10,160
Taxation	3	-	-	-	-
Profit (Loss) before minority interests		4,774	5,776	(954)	10,160
Minority interests		410	(607)	1,312	(522)
Profit attributable to shareholders		5,184	5,169	358	9,638
Retained earnings, beginning of period		72,677	45,633	77,503	41,164
Retained earnings, end of period		77,861	50,802	77,861	50,802
Earnings per share - basic (RMB cents)	4	0.54	0.54	0.04	1.00

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2003 RMB'000	Audited 31 December 2002 RMB'000
Non-current assets			
Fixed assets	5	7,838	9,404
Long-term investments	6	510,998	510,968
Intangible assets		640	760
Goodwill		21,286	24,366
Total non-current assets		540,762	545,498
Current assets			
Inventories	7	15,771	16,648
Trade receivables	8	82,684	73,075
Due from shareholders		29,576	9,372
Due from related parties		20,240	6,670
Prepayments and other receivables		22,539	19,991
Cash and bank deposits		196,587	206,701
Total current assets		367,397	332,457
Current liabilities			
Short-term bank loans	9	396,237	363,060
Trade payables	10	20,966	16,359
Advance from customers		6,317	7,649
Accrued liabilities and other payables		21,362	25,407
Due to shareholders		9,949	11,304
Due to related parties		2,461	2,300
Taxes payable		1,239	1,294
Total current liabilities		458,531	427,373
Net current liabilities		(91,134)	(94,916)
Total assets less current liabilities		449,628	450,582
Minority interests		(7,447)	(8,759)
Net assets		442,181	441,823
Represented by :			
Share capital		96,400	96,400
Reserves	11	267,920	267,920
Retained profit		77,861	77,503
Shareholders' equity		442,181	441,823

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	30 June 2003	30 June 2002
	RMB'000	RMB'000
Net cash (outflow)/inflow from operating activities	(35,506)	12,697
Net cash inflow from investing activities	4,366	87,987
Net cash inflow/(outflow) from financing activities	24,322	(12,725)
(Decrease) Increase in cash and cash equivalents	(6,818)	87,959
Cash and cash equivalents, beginning of period	109,955	114,623
Cash and cash equivalents, end of period	103,137	202,582
Analysis of Balances of Cash and Cash Equivalents		
Cash and cash equivalents presented in the balance sheet	196,587	299,282
Less : Time deposits with banks with original maturity of more than three months when acquired	(93,450)	(96,700)
Cash and cash equivalents for the purpose of the cash flow statement	103,137	202,582

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	1/4/2003 to 30/6/2003	1/4/2002 to 30/6/2002	1/1/2003 to 30/6/2003	1/1/2002 to 30/6/2002
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	27,861	15,885	42,074	23,576
Sales of computer products	12,575	32,599	43,908	41,242
Provision of total solution services	1,419	9,752	1,419	21,151
Total turnover	41,855	58,236	87,401	85,969

3. **Taxation**

Hong Kong profits tax is charged at the rate of 16% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2003 (2002 : Nil).

There was no material unprovided deferred tax for the period ended 30 June 2003 (2002 : Nil).

4. **Earnings Per Share**

The calculation of earnings per share for the three and six months ended 30 June 2003 were based on the profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000 (2002 : RMB5,169,000 and RMB9,638,000) and on the weighted average number of 964,000,000 shares in issue.

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share. On 4 July 2003, the Company completed the placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The diluted earnings per share for the three and six months ended 30 June 2003 were approximately RMB0.47 cents and RMB0.03 cents based on the aggregate weighted average number of shares of 964,000,000 in issue and the dilutive potential ordinary shares of 140,000,000 new H Shares.

5. Fixed Assets

	RMB'000
Cost	
Cost, as at 1 January 2003	30,899
Additions	261
Disposals	(11)
Cost, as at 30 June 2003	31,149
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2003	21,495
Charge for the period	1,817
Disposals	(1)
Accumulated depreciation, as at 30 June 2003	23,311
Net Book Value	
Net book value, as at 30 June 2003	7,838
Net book value, as at 1 January 2003	9,404

6. Long-term Investment

Long-term investment represents the approximately 5% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in holding an interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. As at 30 June 2003, the total cost of investment in SMIC aggregated RMB511 million, representing the capital contribution of approximately RMB497 million (USD60 million) and the related charges of approximately RMB14 million.

7. Inventories

	30/6/2003	31/12/2002
	RMB'000	RMB'000
Raw materials	2,022	3,403
Work-in-progress	5,080	3,226
Finished goods	8,877	10,227
	15,979	16,856
Less: Provision for obsolete and slow-moving inventories	(208)	(208)
	15,771	16,648

As at 30 June 2003, no inventories (2002 : nil) of the Group were stated at net realizable value.

8. Trade Receivables

The Group normally grants to its customers credit periods ranging from three to six months. Aging analysis of trade receivables is as follows:

	30/6/2003	31/12/2002
	RMB'000	RMB'000
0 to 3 months	25,301	49,755
3 to 6 months	8,135	17,907
6 to 12 months	48,909	9,121
Over 12 months	3,561	718
	85,906	77,501
Less : Provision for doubtful accounts	(3,222)	(4,426)
	82,684	73,075

9. Short-term Bank Loans

Short-term bank loans bear interest at approximately 2.98% to 5.31% per annum at 30 June 2003 (2002 : 5.31% to 6.16%).

Short-term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,165,000 as at 30 June 2003 (2002 : RMB1,268,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Company's bank loans of USD47.5 million (2002 : RMB360 million) as at 30 June 2003.

10. Trade Payables

Aging analysis of trade payables is as follows:

	30/6/2003	31/12/2002
	RMB'000	RMB'000
0 to 3 months	12,037	9,396
3 to 6 months	1,497	1,515
6 to 12 months	4,103	3,166
Over 12 months	3,329	2,282
	20,966	16,359

11. Movements in Consolidated Reserves

	Share premium	Statutory reserves	Total
	RMB'000	RMB'000	RMB'000
Balances as at 31 December 2002 and 30 June 2003	251,271	16,649	267,920

12. Related Party Transactions

Particulars of significant transactions between the Group and related parties are summarised below :

	Six months ended 30/6/2003	Six months ended 30/6/2002
	RMB'000	RMB'000
Sales of embedded systems products and provision of total solution services to :		
Peking University	328	196
Beijing Tianqiao	448	5,973
Aptec Beida Jade Bird Information Sci-Tech Co Ltd	-	948
Hunan Beida Jade Bird Sci-Tech Co Ltd	-	26
	776	7,143
Technical service fee paid/payable to Beijing Tianqiao	-	120
Rental expense for equipment paid/payable to The Institute of Microelectronics	315	630
Rental income for equipment received/receivable to The Institute of Microelectronics	315	630

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2002 - Nil)

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

	Six months ended 30 June 2003								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	11,270	10,880	17,583	-	2,548	1,212	-	43,908	87,401
RESULTS									
Segment results	4,192	740	(1,717)	(175)	1,801	(216)	(1,588)	2,274	5,311
Interest income									1,042
Interest expense									(6,719)
Exchange income									576
Unallocated corporate expenses									(1,164)
Profit before tax									(954)
Tax									-
Loss before minority interests									(954)
Minority interests									1,312
Net profit from ordinary activities attributable to shareholders									358

	Six months ended 30 June 2002								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	15,310	15,910	4,997	445	1,733	3,199	3,133	41,242	85,969
RESULTS									
Segment results	9,765	8,555	2,283	(351)	593	2,238	72	3,491	26,646
Interest income									2,270
Interest expense									(12,676)
Exchange income									-
Unallocated corporate expenses									(6,080)
Profit before tax									10,160
Tax									-
Profit before minority interests									10,160
Minority interests									(522)
Net profit from ordinary activities attributable to shareholders									9,638

(b) **Analysis by geographical location (consolidated) is as follows:**

	Six months ended 30/6/2003	Six months ended 30/6/2002
	RMB'000	RMB'000
Turnover*		
Mainland China	64,179	64,714
Hong Kong	19,382	21,255
Others	3,840	-
	87,401	85,969

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

(a) Interests and short positions of the Directors and supervisors of the Company in the total issued Promoter Shares in the share capital of the Company and its associated corporations

As at 30 June 2003, the interests (including interests in shares and short positions) of the Directors or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Name	Capacity	Number of Promoter Shares held by Heng Huat	Percentage shareholding in the Promoter Shares	Percentage shareholding in the issued share capital
Director				
Mr. Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Liu Yong Jin	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Wu Min Sheng	Beneficiary of a trust	220,000,000	31.43%	22.82%
Supervisor				
Mr. Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%	22.82%
Ms. Dong Xiao Qing	Beneficiary of a trust	220,000,000	31.43%	22.82%

The above Directors and supervisor of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at 30 June 2003, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promoter Shares)	Capacity	No. of Promoter Shares (Long position)	% in total Promoter Shares
Peking University (Note 1)	Interest of controlled corporation	310,000,000	44.28%
Heng Huat Investments Limited (Note 2)	Interest of controlled corporation	220,000,000	31.43%
Dynamic Win Assets Limited	Beneficial Owner	220,000,000	31.43%
New World Cyberbase Limited	Interest of controlled corporation	70,000,000	10.00%
New View Venture Limited	Beneficial Owner	70,000,000	10.00%
Asian Technology Investment Company Limited	Beneficial Owner	50,000,000	7.14%

Shareholder (Holders of H Shares) (Note 3)	Capacity	No. of H Shares (Long position)	% in total H Shares
Multi-Treasure Investments Limited	Beneficial Owner	39,377,000	14.92%
Sun-Glory Investments Limited	Beneficial Owner	21,789,000	8.25%
China Merchants Bank	Interest of controlled corporation	20,000,000	7.58%
CMB International Capital Corporation Limited	Beneficial Owner	20,000,000	7.58%
E-life International Limited	Interest of controlled corporation	14,109,000	5.34%
Heatwave Industries Limited	Beneficial Owner	14,109,000	5.34%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

(a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) The information disclosed is based on the Substantial Shareholder Notices given by the holders of H Shares to the Stock Exchange and received by the Company as at 30 June 2003.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2003, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 August 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

JBU

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

INTERIM RESULTS REPORT

FOR THE PERIOD ENDED 30 JUNE 2003

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS REPORT
FOR THE PERIOD ENDED 30 JUNE 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北 京 北 大 青 鳥 環 宇 科 技 股 份 有 限 公 司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS REPORT
FOR THE PERIOD ENDED 30 JUNE 2003

Highlights

- **Turnover is approximately RMB87,401,000, an increase of 2% as compared to the corresponding period last year.**
- **Operating profit is approximately RMB4,147,000, a decrease of 80% as compared to the corresponding period last year.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB10,761,000, a decrease of 61% as compared to the corresponding period last year.**
- **Profit attributable to shareholders is approximately RMB358,000.**
- **Earnings per share is approximately RMB0.04 cents.**
- **Interest expense is approximately RMB6,719,000, a decrease of 47% as compared to the corresponding period last year.**

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2003 amounted to RMB87,401,000, representing an increase of RMB1,432,000 or 2% as compared to the corresponding period last year.

For the six months ended 30 June 2003, the turnover from the sales of embedded system products and related products, sales of computer products and provision of total solution services were approximately 48%, 50% and 2% respectively.

During the outbreak of atypical pneumonia in Beijing, the Group has delayed most of the projects according to the request of the customers so as to avoid the possibility of committing atypical pneumonia. Moreover, the first quarter is the slack season of the Group's business. Therefore, the income derived from the provision of total solution services, which was a high margin business, was substantially decreased. The increase in turnover was due to the increase in the sales of Security ICs products for the related system integration service projects.

Operating Profit

The unaudited consolidated operating profit of the Group for the six months ended 30 June 2003 was RMB4,147,000.

Since there were slight improvements in the sales of embedded system products and computer products in the second quarter, the operating results of the second quarter turned from loss to profit.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2003 was RMB6,719,000, representing a decrease of RMB5,957,000 or 47% as compared to the corresponding period last year.

To minimize interest expense, the Company had repaid the short-term bank loan of RMB360,000,000 drawn down in year 2001 to finance the investment in Semiconductor Manufacturing International Corporation and replaced it by a foreign currency short-term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate in January 2003. As a result, the interest expense was substantially decreased.

Profits Attributable to Shareholders

The unaudited profits attributable to shareholders of the Group for the three and six months ended 30 June 2003 were RMB5,184,000 and RMB358,000 respectively.

BUSINESS REVIEW

Network Security Products

In the first half of this year, the Company has completed various upgrades of its network security products. The Company has now proceeded to the research and development of network security products integrated with VPN function. In the second quarter, the Company has completed the high performance information security gateway project for Beijing Municipal Commission of Development Planning and the electronic data verification technology and grading assessment tools technology for the Public Security Bureau.

The Company is planning to develop the 1000M line-speed firewall and the firewall products combined with IDS function. It is expected that the technical functions of its firewall products could be further upgraded upon successful development.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft"), a subsidiary of the Company, has completed the technical development of SNMP API (applying in collection of data from network device) and the upgrading of network management platform system software products (Enterprise Version: NetSureExpert 5.0). Jade Bird Netsoft has proceeded with the development of the telecommunication network management platform system software and the specialized projects for Wuhan Municipal and Wuhan Telecommunication Bureau.

Wireless Fire Alarm System

The Company has completed the development of the bus-type audible and visible alarm apparatus and the addressable display technology for bus-type fire alarm system. The Company has proceeded to apply the new PCI16F630 and PIC16F767 ICs application technology of Microchip Technology Inc. ("MICROCHIP") for the development of the hydrant alarm button and alarm and control module so as to convert to bus-type on-site devices design and hence to reduce the cost of products. Moreover, the LN1010 type monitor has been integrated with the on-site encoding function.

The Company has cooperated with a German company to develop the conversion design of certain products and has realized the Chinese display function for bus-type devices which was compatible with the State standards.

The Company has manufactured approximately 74,000 units of LN2100 and LN2110 type detectors and has produced approximately 300 units of 11S series LN1010 type monitors. The Company has also completed the specialized project for the Xian An Shun Plaza in Shanxi Province.

The Company is planning to commence the in-depth standardization of the 11S series monitors, including both the software and hardware, so as to standardize the engineering application of the Company's products. In addition, the Company's smoke detector and temperature detector would be modified to apply the PCI16F630 and PIC16F767 ICs application technology of MICROCHIP to convert to bus-type on-site devices so as to reduce the cost of products.

Security ICs

Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI"), a subsidiary of the Company, provides solution services relating to wireless telecommunication products to customers. BJSI has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform. BJSI has established partnership with international and domestic wireless telecommunication product design houses and manufacturers, such as the China agents of the famous telecommunication product suppliers, Simplified Computer System & Training Inc. ("SIMCOM") and Bellave Company Limited. SIMCOM is a world famous wireless telecommunication module design house and supplier. SIMCOM manufactures GSM/GPRS module products and CDMA module products which have comparative advantage in functions and price. As such, BJSI would be able to provide a better solution services and better products with comparative advantage in performance and price to customers. BJSI now mainly provides wireless telecommunication module product GB1 to new and high technology enterprises in Beijing, Xiamen and Guangzhou.

GPS Application System

The Company is developing the realization of GPRS technology in its GPS application system and planning to further apply the CDMAIX technology in information transmission.

Smart Card Application System

The Company is improving the network door access control products and has completed the specialized projects of the network system for Juran Furniture Shop and the door access management system for the dormitory of Peking University.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has commenced the second phrase research and development of data acquisition and supervisory system for distribution transformer and terminal.

Digital Video Recording System

The Company has completed the development of digital video recording system based on PC platform and the digital video recording system improvement project for Shenyang Industrial and Commercial Bank.

Semiconductor Manufacturing International Corporation ("SMIC")

In May this year, Monolithic System Technology Inc ("MoSys") has completed the silicon verification of 1T-SRAM memory technology on SMIC's 0.18-micron standard logic process. It is expected that the 1T-SRAM process technology and products will be directly provided to the customers in Mainland China in the second half of this year. As a result, SMIC's customers can confidently select MoSys' 1T-SRAM technology to meet the memory requirements of their System-on-Chip (SoC) designs.

In July this year, SMIC has signed a licensing agreement with Virage Logic, a leading provider of best-in-class semiconductor IP platforms, for Virage Logic's Technology-Optimized Semiconductor IP Platform on SMIC's advanced 0.18-micron CMOS process. Such agreement has provided SMIC's customers access to Virage Logic's Technology-Optimized Platform for high-volume, high-density and high-performance complex and mainstream System-on-Chip (SoC) designs. SMIC has previously obtained several IP licenses from various licensors. Together with Virage Logic's extensive quality assurance efforts through its FirstPass-Silicon Characterization Program, SMIC would have silicon-proven IP that is not only reliable and ready to manufacture, but also compatible to customer's required specifications.

GOVERNMENT APPROVALS AND AWARDS

The spot-type combination rate-of-rise and fixed temperature heat detector and the spot-type photoelectric smoke detector jointly developed by the Company and a German company have passed the examination by the State Fire Electronic Product Quality Examination Centre. The LN1010 type monitor integrated with the on-site encoding function has been sent to the State Fire Electronic Product Quality Examination Centre for examination.

Moreover, SMIC Shanghai has been awarded "Top Fab of the Year for 2003", which is a prestigious award presented annually by "Semiconductor International" journal to top-of-the-line fab facilities, in May 2003. The other top fab named by the journal for this year is Intel's Fab 11X. This has enabled SMIC to position itself as a high-quality foundry in the global IC manufacturing landscape.

In the "2003 China IT Integrated Circuits Provider Conference", Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), a promoter shareholder of the Company, was awarded the "The 10 China Best Integrated Service Provider", "The Best China IT Service Provider For Banking Industry" and "The Best China IT Service Provider For Electronic Public Administration" and was the most prized winner. The network security products used by Beijing Tianqiao were provided by the Company and applied by Beijing Tianqiao in its system integration services to customers. The "2003 China IT Integrated Circuits Provider Conference" is a professional assessment activity organized by the State Council Information Office and the Computer World Group which were participated by over 50 domestic and international famous software and system integration and IT service providers in competing for the prestigious awards in the industry.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, such as "Information Network Security", "Electronic Designer & Application World", "China Information Security" and "Information Security Trends" so as to expand its market and increase the brand name awareness in the industry.

In addition, Jade Bird Netsoft has participated in the "China South Region Telecommunication (Boardcasts) Equipment and Software Roadshow" and has entered into contracts with the memory network equipment companies such as Legend Group (Brand name: Lenovo) for the provision of network management and fee charging software developed by Jade Bird Netsoft. Jade Bird Netsoft would gradually increase the sales network so as to acquire a larger market share.

STAFF

At present, the Group employs approximately 220 employees. Among the employees, 6 of them possess the doctor degree, 23 of them possess the master degree and 119 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has over 113 members.

PLACING OF 140,000,000 NEW H SHARES

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share ("the Placing"). On 4 July 2003, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in July 2003 and will be used to partially repay the Company's short-term bank loan.

OUTLOOK

For the network security technology, the Company will continue to develop the VLAN technology. Moreover, the Company has recently signed an information network security project and the Quanzhou telecommunication project for Huawei Technology Limited. Such projects will be commenced in the third quarter.

Jade Bird Netsoft will continue to improve the Enterprise Version of the network management software and complete the development of the Telecommunication Version of the network management software. Furthermore, Jade Bird Netsoft will also expand the sales network in the existing major sales regions such as Beijing, Shanghai and Guangzhou.

The technology of the Company's fire alarm products has been well developed. The Company will commence the standardization of the two newly developed softwares in the next quarter and improve the stability of the hardware of LN1010 system. The Company is planning to apply for the ISO90001: 2000 quality management system certification to enhance the product recognition and its brand name. The Company has newly contracted the Hebei Zhangjiakou Dongsang Commercial City and the Guangzhou Nanhai Haiye Chuiyuan third phrase projects.

SMIC currently has three 8 inches fabs and reaches a production capacity of 40,000 wafers per month. It is expected that the production capacity will reach to 60,000 wafers by the end of this year. Among the 3 fabs in operation, almost one third of the production is using the 0.18 um technology. With the certification of MoSys, it is expected that up to half of the production will be using the 0.18 um technology. Moreover, SMIC is building a 8 inches fab and a small-scale 12 inches fab in Beijing.

With the rapid development in the world electronic information technology and the faster development of the China open door policy as well as the increasing demand for integrated circuits products, China is becoming one of the major country in providing electronic information products in the world. As such, it is expected that the Company may receive income contribution from the investment in SMIC.

Due to the outbreak of atypical pneumonia in Beijing in March this year and the second quarter, the Company's business activities were adversely affected. Most of the business activities originally planned to commence in the second quarter have been delayed to the next quarter. The Company would use its best endeavours to ensure the smooth operation of the original projects and would ensure that it would continue to attract more new customers. The Company hopes that the business activities could resume to normal in the third quarter.

In addition, the Group is planning to restructure its non-performing business activities through business reorganization and to enhance its investment in those business activities with remarkable return in order to increase the profitability of the Group.

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	1/4/2003 to 30/6/2003 RMB'000	1/4/2002 to 30/6/2002 RMB'000	1/1/2003 to 30/6/2003 RMB'000	1/1/2002 to 30/6/2002 RMB'000
Turnover	2	41,855	58,236	87,401	85,969
Other revenue		1,655	630	1,970	630
Operating expenses:					
Materials and equipment		(26,802)	(35,136)	(66,737)	(45,049)
Employee costs		(3,876)	(5,104)	(8,479)	(8,905)
Depreciation of fixed assets		(849)	(944)	(1,796)	(1,855)
Amortisation of goodwill and intangible assets		(1,600)	(1,425)	(3,200)	(2,590)
Other operating expenses		(3,164)	(5,293)	(5,012)	(7,634)
Total operating expenses		(36,291)	(47,902)	(85,224)	(66,033)
Profit from operations		7,219	10,964	4,147	20,566
Finance income/(cost)					
Interest income		320	1,205	1,042	2,270
Interest expense		(2,816)	(6,393)	(6,719)	(12,676)
Exchange income		51	–	576	–
Profit (Loss) before taxation and minority interests		4,774	5,776	(954)	10,160
Taxation	3	–	–	–	–
Profit (Loss) before minority interests		4,774	5,776	(954)	10,160
Minority interests		410	(607)	1,312	(522)
Profit attributable to shareholders		5,184	5,169	358	9,638
Retained earnings, beginning of period		72,677	45,633	77,503	41,164
Retained earnings, end of period		77,861	50,802	77,861	50,802
Earnings per share – basic (RMB cents)	4	0.54	0.54	0.04	1.00

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2003 RMB'000	Audited 31 December 2002 RMB'000
Non-current assets			
Fixed assets	5	7,838	9,404
Long-term investments	6	510,998	510,968
Intangible assets		640	760
Goodwill		21,286	24,366
Total non-current assets		540,762	545,498
Current assets			
Inventories	7	15,771	16,648
Trade receivables	8	82,684	73,075
Due from shareholders		29,576	9,372
Due from related parties		20,240	6,670
Prepayments and other receivables		22,539	19,991
Cash and bank deposits		196,587	206,701
Total current assets		367,397	332,457
Current liabilities			
Short-term bank loans	9	396,237	363,060
Trade payables	10	20,966	16,359
Advance from customers		6,317	7,649
Accrued liabilities and other payables		21,362	25,407
Due to shareholders		9,949	11,304
Due to related parties		2,461	2,300
Taxes payable		1,239	1,294
Total current liabilities		458,531	427,373
Net current liabilities		(91,134)	(94,916)
Total assets less current liabilities		449,628	450,582
Minority interests		(7,447)	(8,759)
Net assets		442,181	441,823
Represented by:			
Share capital		96,400	96,400
Reserves	11	267,920	267,920
Retained profit		77,861	77,503
Shareholders' equity		442,181	441,823

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	30 June 2003 *RMB'000*	30 June 2002 *RMB'000*
Net cash (outflow)/inflow from operating activities	(35,506)	12,697
Net cash inflow from investing activities	4,366	87,987
Net cash inflow/(outflow) from financing activities	24,322	(12,725)
(Decrease) Increase in cash and cash equivalents	(6,818)	87,959
Cash and cash equivalents, beginning of period	109,955	114,623
Cash and cash equivalents, end of period	103,137	202,582
Analysis of Balances of Cash and Cash Equivalents		
Cash and cash equivalents presented in the balance sheet	196,587	299,282
Less: Time deposits with banks with original maturity of more than three months when acquired	(93,450)	(96,700)
Cash and cash equivalents for the purpose of the cash flow statement	103,137	202,582

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	1/4/2003 to 30/6/2003	1/4/2002 to 30/6/2002	1/1/2003 to 30/6/2003	1/1/2002 to 30/6/2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales of embedded systems and related products	27,861	15,885	42,074	23,576
Sales of computer products	12,575	32,599	43,908	41,242
Provision of total solution services	1,419	9,752	1,419	21,151
Total turnover	41,855	58,236	87,401	85,969

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2003 (2002: Nil).

There was no material unprovided deferred tax for the period ended 30 June 2003 (2002: Nil).

4. Earnings Per Share

The calculation of earnings per share for the three and six months ended 30 June 2003 were based on the profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000 (2002: RMB5,169,000 and RMB9,638,000) and on the weighted average number of 964,000,000 shares in issue.

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share. On 4 July 2003, the Company completed the placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The diluted earnings per share for the three and six months ended 30 June 2003 were approximately RMB0.47 cents and RMB0.03 cents based on the aggregate weighted average number of shares of 964,000,000 in issue and the dilutive potential ordinary shares of 140,000,000 new H Shares.

5. Fixed Assets

	RMB'000
Cost	
Cost, as at 1 January 2003	30,899
Additions	261
Disposals	(11)
Cost, as at 30 June 2003	31,149
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2003	21,495
Charge for the period	1,817
Disposals	(1)
Accumulated depreciation, as at 30 June 2003	23,311
Net Book Value	
Net book value, as at 30 June 2003	7,838
Net book value, as at 1 January 2003	9,404

6. Long-term Investment

Long-term investment represents the approximately 5% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in holding an interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. As at 30 June 2003, the total cost of investment in SMIC aggregated RMB511 million, representing the capital contribution of approximately RMB497 million (USD60 million) and the related charges of approximately RMB14 million.

7. Inventories

	30/6/2003 RMB'000	**31/12/2002** RMB'000
Raw materials	2,022	3,403
Work-in-progress	5,080	3,226
Finished goods	8,877	10,227
	15,979	16,856
Less: Provision for obsolete and slow-moving inventories	(208)	(208)
	15,771	16,648

As at 30 June 2003, no inventories (2002: nil) of the Group were stated at net realizable value.

8. Trade Receivables

The Group normally grants to its customers credit periods ranging from three to six months. Aging analysis of trade receivables is as follows:

	30/6/2003	31/12/2002
	RMB'000	*RMB'000*
0 to 3 months	25,301	49,755
3 to 6 months	8,135	17,907
6 to 12 months	48,909	9,121
Over 12 months	3,561	718
	85,906	77,501
Less: Provision for doubtful accounts	(3,222)	(4,426)
	82,684	73,075

9. Short-term Bank Loans

Short-term bank loans bear interest at approximately 2.98% to 5.31% per annum at 30 June 2003 (2002: 5.31% to 6.16%).

Short-term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,165,000 as at 30 June 2003 (2002: RMB1,268,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Company's bank loans of USD47.5 million (2002: RMB360 million) as at 30 June 2003.

10. Trade Payables

Aging analysis of trade payables is as follows:

	30/6/2003	31/12/2002
	RMB'000	*RMB'000*
0 to 3 months	12,037	9,396
3 to 6 months	1,497	1,515
6 to 12 months	4,103	3,166
Over 12 months	3,329	2,282
	20,966	16,359

11. Movements in Consolidated Reserves

	Share premium RMB'000	Statutory reserves RMB'000	Total RMB'000
Balances as at 31 December 2002 and 30 June 2003	251,271	16,649	267,920

12. Related Party Transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30/6/2003 RMB'000	Six months ended 30/6/2002 RMB'000
Sales of embedded systems products and provision of total solution services to:		
Peking University	328	196
Beijing Tianqiao	448	5,973
Aptec Beida Jade Bird Information Sci-Tech Co Ltd	–	948
Hunan Beida Jade Bird Sci-Tech Co Ltd	–	26
	776	7,143
Technical service fee paid/payable to Beijing Tianqiao	–	120
Rental expense for equipment paid/payable to The Institute of Microelectronics	315	630
Rental income for equipment received/receivable to The Institute of Microelectronics	315	630

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period (2002 – Nil).

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

	Six months ended 30 June 2003								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE									
Sales to external customers	11,270	10,880	17,583	-	2,548	1,212	-	43,908	87,401
RESULTS									
Segment results	4,192	740	(1,717)	(175)	1,801	(216)	(1,588)	2,274	5,311
Interest income									1,042
Interest expense									(6,719)
Exchange income									576
Unallocated corporate expenses									(1,164)
Profit before tax									(954)
Tax									-
Loss before minority interests									(954)
Minority interests									1,312
Net profit from ordinary activities attributable to shareholders									358

	Six months ended 30 June 2002								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE									
Sales to external customers	15,310	15,910	4,997	445	1,733	3,199	3,133	41,242	85,969
RESULTS									
Segment results	9,765	8,555	2,283	(351)	593	2,238	72	3,491	26,646
Interest income									2,270
Interest expense									(12,676)
Exchange income									-
Unallocated corporate expenses									(6,080)
Profit before tax									10,160
Tax									-
Profit before minority interests									10,160
Minority interests									(522)
Net profit from ordinary activities attributable to shareholders									9,638

(b) **Analysis by geographical location (consolidated) is as follows:**

	Six months ended 30/6/2003 *RMB'000*	Six months ended 30/6/2002 *RMB'000*
Turnover*		
Mainland China	64,179	64,714
Hong Kong	19,382	21,255
Others	3,840	–
	87,401	85,969

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

(a) **Interests and short positions of the Directors and supervisors of the Company in the total issued Promoter Shares in the share capital of the Company and its associated corporations**

As at 30 June 2003, the interests (including interests in shares and short positions) of the Directors or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Name	Capacity	Number of Promoter Shares held by Heng Huat	Percentage shareholding in the Promoter Shares	Percentage shareholding in the issued share capital
Director				
Mr. Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Liu Yong Jin	Beneficiary of a trust	220,000,000	31.43%	22.82%
Mr. Wu Min Sheng	Beneficiary of a trust	220,000,000	31.43%	22.82%
Supervisor				
Mr. Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%	22.82%
Ms. Dong Xiao Qing	Beneficiary of a trust	220,000,000	31.43%	22.82%

The above Directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at 30 June 2003, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promoter Shares)	**Capacity**	**No. of Promoter Shares (Long position)**	**% in total Promoter Shares**
Peking University *(Note 1)*	Interest of controlled corporation	310,000,000	44.28%
Heng Huat Investments Limited *(Note 2)*	Interest of controlled corporation	220,000,000	31.43%
Dynamic Win Assets Limited	Beneficial Owner	220,000,000	31.43%
New World Cyberbase Limited	Interest of controlled corporation	70,000,000	10.00%
New View Venture Limited	Beneficial Owner	70,000,000	10.00%
Asian Technology Investment Company Limited	Beneficial Owner	50,000,000	7.14%

Shareholder (Holders of H Shares) *(Note 3)*	**Capacity**	**No. of H Shares (Long position)**	**% in total H Shares**
Multi-Treasure Investments Limited	Beneficial Owner	39,377,000	14.92%
Sun-Glory Investments Limited	Beneficial Owner	21,789,000	8.25%
China Merchants Bank	Interest of controlled corporation	20,000,000	7.58%
CMB International Capital Corporation Limited	Beneficial Owner	20,000,000	7.58%
E-life International Limited	Interest of controlled corporation	14,109,000	5.34%
Heatwave Industries Limited	Beneficial Owner	14,109,000	5.34%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

  (a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

  (b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

  (c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

  (d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) The information disclosed is based on the Substantial Shareholder Notices given by the holders of H Shares to the Stock Exchange and received by the Company as at 30 June 2003.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2003, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 August 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 13 August 2003 at 3:30 p.m. for the following purposes:-

1. To consider and approve the interim unaudited results of the Company and its subsidiaries for the six months ended 30 June 2003 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 August 2003.

This announcement will remain on the "Latest Company Announcements" page of the

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the increases in trading volume and price of the shares of the Company today. Save for the investment in Semiconductor Manufacturing International Corporation as disclosed in the Company's announcement yesterday, the Directors are not aware of any reason for the increases in trading volume and price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 23 July 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the increases in trading volume and price of the shares of the Company today. The Directors have also noted certain press articles relating to the planned international initial public offering of Semiconductor Manufacturing International Corporation ("SMIC") in which the Company is one of the shareholders. The Directors wish to clarify that the Company holds approximately 5% of SMIC's total issued voting share capital through the Company's wholly owned subsidiary, Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited. Save for the matter disclosed above, the Directors are not aware of any reason for the increases in trading volume and price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 22 July 2003.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

m

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Beida Jade Bird Universal Sci-Tech Company Limited, you should, at once, hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DISCLOSEABLE TRANSACTION
RELATING TO PLACING OF NEW H SHARES

Sole Placing Agent

TAI FOOK **Tai Fook Securities Company Limited**

This circular will remain on the GEM website at "www.hkgem.com" on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, *there is a risk that securities* traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

Page

In this circular, unless the context requires otherwise, the following terms have the following meanings:

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Bank Loan"	the short-term bank loan of RMB390 million utilised by the Company to partially finance the payment of the consideration for the Company's investment in Semiconductor Manufacturing International Corporation, the details of which were set out in the circular of the Company dated 31st December, 2001
"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developer and integrated circuit designer in the PRC
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	9th July, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Mainboard"	the stock market operated by the Stock Exchange prior to the establishment of GEM
"Placing"	the placing of the Placing Shares on a best efforts basis pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a licensed corporation under the transitional arrangement to carry on Type 1 (dealing in securities) regulated activity for the purposes of the Securities and Futures Ordinance (Cap. 571)

"Placing Agreement"	the placing agreement dated 20th June, 2003 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Price"	the price of HK$0.60 per Placing Share
"Placing Shares"	up to 140,000,000 new H Shares to be issued by the Company pursuant to the Placing
"PRC"	The People's Republic of China
"Promoter Shares"	ordinary shares issued by the Company with nominal value of RMB0.10 each, which were subscribed by the promoters of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	holders of the H Shares and the promoter shares issued by the Company, with a nominal value of RMB0.10 per share
"Specific Mandate"	the specific mandate granted to the Directors pursuant to the special resolutions of the Shareholders passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 20th February, 2002 and renewed by the Shareholders pursuant to the special resolutions passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 10th December, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Unless otherwise specified in this circular, amounts dominated in RMB have been translated, for the purpose of illustration only, into Hong Kong dollars as follows:

HK$0.94 = RMB1.00

No representation is made that any amounts in RMB or HK$ have been or could be converted at the above rate or at any other rates or at all.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Mr. Xu Zhi Xiang *(President)*
Mr. Zhang Wan Zhong
Mr. Yang Ming
Mr. Gao Zhi Kai, Victor

Non-executive Directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Shang
Mr. Li Li Xin

Independent non-executive Directors:
Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

10th July, 2003

To shareholders of the Company

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION RELATING TO PLACING OF NEW H SHARES

INTRODUCTION

On 20th June, 2003, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Company agreed to appoint the Placing Agent as the sole agent for the placing, on a best efforts basis, of an aggregate of up to 140,000,000 new H Shares at the Placing Price of HK$0.60 per Placing Share.

The Placing constitutes a discloseable transaction under the GEM Listing Rules and, when completed, will not result in a change of control of the Company. The purpose of this circular is to provide you with further information on the Placing and other additional information as required under the GEM Listing Rules.

THE PLACING AGREEMENT DATED 20TH JUNE, 2003

Parties

(i) the Company as the issuer of the Placing Shares; and

(ii) the Placing Agent as the sole placing agent for the placing of the Placing Shares

The Placing Agent is, and the placees to be procured by the Placing Agent under the Placing will be, independent from and not connected with any of the promoters, Directors, chief executive, supervisors, substantial shareholders or management shareholders of the Company or their respective associates.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best efforts basis, an aggregate of up to 140,000,000 new H Shares, which represent:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares as enlarged by the issue of the Placing Shares (assuming the maximum number of 140,000,000 new H Shares are placed pursuant to the Placing); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be issued pursuant to the Specific Mandate. The Company has obtained the approval for the issue of up to 140,000,000 new H Shares from the China Securities Regulatory Commission on 24th June, 2002.

The Placing Shares, when fully paid, will rank pari passu in all respects with all the H Shares in issue or to be issued prior to the date of completion of the Placing.

Placing Price

The Placing Price was agreed after arm's length negotiations between the Company and the Placing Agent and represents:

- a discount of approximately 9.09% to the closing price of HK$0.66 per H Share as quoted on GEM on 19th June, 2003, being the last trading day of the H Shares immediately preceding the date of this announcement;
- a discount of approximately 10.45% to the average closing price of approximately HK$0.67 per H Share as quoted on GEM for the last 10 trading days ended 19th June, 2003;
- a premium of approximately 30.44% to the audited consolidated net tangible asset value of approximately RMB0.46 (or approximately HK$0.43) per H Share as at 31st December, 2002; and

- a premium of approximately 33.33% to the unaudited consolidated net tangible asset value of approximately RMB0.45 (or approximately HK$0.42) per H Share as at 31st March, 2003.

The Directors consider that the Placing Price, which was negotiated on an arm's length basis between the Company and the Placing Agent with reference to the prevailing market prices of the H Shares, is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Condition of the Placing Agreement

Completion of the Placing Agreement is conditional upon the GEM Listing Committee granting approval for the listing of and permission to deal in the Placing Shares. The Company applied to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares. If the condition is not fulfilled on or prior to 8th July, 2003 (or such later date as may be agreed between the Company and the Placing Agent), the Placing Agreement will terminate.

Completion of the Placing Agreement

Completion of the Placing is expected to take place no later than the third business day following the satisfaction of the condition referred to above or such later date as the Company and the Placing Agent may agree.

Termination

The Placing is subject to termination on the occurrence of certain events at any time prior to 12:00 noon on the date of completion of the Placing Agreement, including, amongst others:

(a) any material breach of the representations and warranties given by the Company under the Placing Agreement; or

(b) the dealing in or the listing of the H Shares on GEM being suspended for 5 or more trading days (other than in connection with the Placing); or

(c) certain events of force majeure which may adversely affect the Placing including, amongst others, (i) the introduction or amendment of any laws; or (ii) any event which may adversely affect the political, economic or stock market conditions; or (iii) any deterioration in the conditions of local or international securities markets.

REASON FOR THE PLACING AND USE OF PROCEEDS

Based on the Placing Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing, the net proceeds from the Placing will amount to approximately HK$80,000,000. Pursuant to the Specific Mandate, the entire net proceeds from the Placing shall only be used to reduce the Bank Loan.

As explained in the circular of the Company dated 31st December, 2001, the Directors consider that by utilizing the proceeds from the Placing to reduce the Bank Loan will significantly improve the financial position of the Company. In particular, the gearing ratio and the interest

burden of the Company will be substantially reduced. The Directors further consider that the Placing will substantially strengthen the capital and shareholder base of the Company. The Directors believe that the terms of the Placing are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The share capital and shareholding structure of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

Class of Shares	*Note*	Immediately before the Placing Number of shares	% of total issued capital	Immediately after the Placing Number of shares	% of total issued capital
Promoter shares					
Peking University	*1*	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	*2*	220,000,000	22.82	220,000,000	19.93
Other promoters of the Company		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University has effective interests in the Company through the following companies:

   (a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company (北京北大宇環微電子系統工程公司), which is beneficially wholly-owned by Peking University;

   (b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co. (北京市北大青鳥軟件系統公司), which is beneficially wholly-owned by Peking University;

   (c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited (北京北大青鳥有限責任公司), which is approximately 46% owned by Peking University; and

   (d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited (北京天橋北大青鳥科技股份有限公司), the board of which is controlled by Beijing Beida Jade Bird Limited.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the Main Board. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Beijing Beida Jade Bird Software System Co., Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies.

BUSINESS OF THE GROUP

The Company and its subsidiaries are principally engaged in the design and development, manufacturing, marketing, distribution and sale of embedded technology and embedded system products.

APPLICATION FOR LISTING

As announced by the Company on 25th June, 2003, the Company successfully placed an aggregate of 140,000,000 new H Shares at a Placing Price of HK$0.60 per Placing Share to 13 independent placees through the Placing Agent. The Company applied to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares and such approval was subsequently granted by the GEM Listing Committee on 3rd July, 2003. Completion of the Placing took place on 4th July, 2003.

Your attention is drawn to the general information set out in the appendix to this circular.

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of the Directors and supervisors of the Company in the total issued Promoter Shares in the share capital of the Company and its associated corporations immediately after the Placing

Immediately following completion of the Placing, the interests (including interests in shares and short positions) of the Directors or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Director/ Supervisor	Capacity	Number of Promoter Shares held by Heng Huat *(Note)*	Percentage shareholding in the Promoter Shares
Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%
Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%
Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%
Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%

Note:

The above Directors and supervisor of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9th May, 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win Assets Limited is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9th May, 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5th July, 2000.

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for a term of three years commencing from 25th June, 2003.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promotor Shares)	Capacity	No. of Promoter Shares	% in total Promoter Shares
Peking University *(Note 1)*	Interest of controlled corporation	310,000,000(L)	44.28%
Heng Huat Investments Limited *(Note 2)*	Interest of controlled corporation	220,000,000(L)	31.43%
Dynamic Win Assets Limited *(Note 2)*	Beneficial owner	220,000,000(L)	31.43%
New World Cyberbase Limited	Interest of controlled Corporation	70,000,000(L)	10.00%
New View Venture Limited	Beneficial Owner	70,000,000(L)	10.00%
Asian Technology Investment Company Limited *(Note 3)*	Beneficial Owner	50,000,000(L)	7.14%

Shareholder (Holders of H Shares)	Capacity	No. of H Shares	% in total H Shares (Prior to the Placing)
Multi-Treasure Investments Limited *(Note 4)*	Beneficial Owner	39,670,000(L)	15.02%
Sun-Glory Investments Limited *(Note 4)*	Beneficial Owner	23,972,000(L)	8.25%
China Merchants Bank	Interest of controlled Corporation	20,000,000(L)	7.58%
CMB International Capital Corporation Limited	Beneficial Owner	20,000,000(L)	7.58%
E-life International Limited	Interest of controlled Corporation	14,109,000(L)	5.34%
Heatwave Industries Limited	Beneficial Owner	14,109,000(L)	5.34%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

(a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company (北京北大宇環微電子系統工程公司), which is beneficially wholly-owned by Peking University;

(b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co. (北京市北大青鳥軟件系統公司), which is beneficially wholly-owned by Peking University;

(c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited (北京北大青鳥有限責任公司), which is approximately 46% owned by Peking University; and

(d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited (北京天橋北大青鳥科技股份有限公司), the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) The information disclosed is based on the information available on the Stock Exchange's web-site as at the Latest Practicable Date.

(4) The information disclosed is based on the Substantial Shareholder Notices given by the holders of H Shares to the Stock Exchange and received by the Company as at the Latest Practicable Date.

(5) The letter "L" denotes a long position in shares.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

5. SHARE CAPITAL

The authorized share capital of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

	Number of issued shares *'000*	Nominal value *RMB'000*	Paid up capital *RMB'000*
Existing Issued Shares:			
Promoter shares	700,000	70,000	70,000
H shares	264,000	26,400	26,400
	964,000	96,400	96,400
Shares to be issued:			
H shares to be issued under the Placing	140,000	14,000	14,000
	1,104,000	110,400	110,400

Note: Promoter Shares and H Shares are both ordinary shares in the share capital of the Company with nominal value of RMB0.10 each.

6. MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

7. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

8. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

9. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The appointed auditors and reporting accountants of the Company is Messrs. Ernst & Young, Certified Public Accountants at 15th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(f) The compliance officer of the Company is Mr. Zhang Wan Zhong ("Mr. Zhang"). Mr. Zhang graduated from Peking University with a master degree in science. Mr. Zhang held various positions in the administrative arm of Peking University and was the authorised representative and general manager of Peking University Science Information Technology Company.

(g) The qualified accountant and company secretary of the Company is Ms. Yang Chau Ming ("Ms. Yang"). Ms. Yang holds a bachelor degree in accounting from the Hong Kong Polytechnic University and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants.

(h) The Company has established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has two members, namely the two independent non-executive Directors, Mr. Chin Man Chung, Ambrose ("Mr. Chin") and Prof. Nan Xiang Hao ("Prof. Nan"). Mr. Chin, holds a master degree in literature from the Peking University and is currently a professor of the Faculty of History of the Fudan University. Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎(the Second Prize of State Technological Achievement).

(i) Dealings in the H Shares may be settled through the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, and investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangement and how such arrangements will affect their rights and interest.

n

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

COMPLETION OF THE PLACING OF 140,000,000 NEW H SHARES

References are made to the announcements made by the Company dated 20th June, 2003 and 25th June, 2003. Capitalised terms used herein shall have the same meanings as defined in the announcement made by the Company dated 20th June, 2003.

The Directors are pleased to announce that the Company has obtained approval from the GEM Listing Committee for the listing of and permission to deal in the Placing Shares. The Placing was completed on 4th July, 2003 and dealings in the Placing Shares are expected to commence at 9.30 a.m. on 7th July, 2003.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 4th July, 2003.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESULTS OF THE PLACING OF 140,000,000 NEW H SHARES

Sole Placing Agent

TAI FOOK 大福證券有限公司 TAI FOOK SECURITIES COMPANY LIMITED

Reference is made to the announcement made by the Company dated 20th June, 2003. The Directors are pleased to announce that the Company has successfully placed a total of 140,000,000 new H Shares at a price of HK$0.60 per H Share to 13 independent placees through the Placing Agent.

Reference is made to the announcement made by the Company dated 20th June, 2003 ("Announcement"). Unless otherwise defined in the context, capitalised terms used herein shall have the same meanings as defined in the Announcement.

The Directors are pleased to announce that the Company has successfully placed a total of 140,000,000 new H Shares at a price of HK$0.60 per H Share to 13 independent placees through the Placing Agent.

To the best of the knowledge of the Directors, (i) the placees are independent from and not connected with any of the promoters, Directors, chief executive, supervisors, substantial shareholders or management shareholders of the Company or their respective associates and (ii) none of the placees fall under any of

the categories set out in Note 1 to Rule 10.12(4) of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange.

The shareholding interests in the Company held by the placees of the Placing Shares immediately after completion of the Placing are as follows:

Placees	**Approximate percentage of the Placing Shares**	**Approximately percentage of the issued H Shares immediately after completion of the Placing**	**Approximate percentage of the issued share capital of the Company immediately after completion of the Placing**
1.	14.29%	4.95%	1.81%
2.	14.29%	4.95%	1.81%
3.	13.57%	4.70%	1.72%
4.	12.36%	4.28%	1.57%
5.	12.14%	4.21%	1.54%
6.	11.43%	3.96%	1.45%
7.	7.86%	2.72%	1.00%
8.	7.14%	2.48%	0.91%
9.	2.35%	0.81%	0.30%
10.	2.29%	0.79%	0.29%
11.	1.14%	0.40%	0.14%
12.	0.57%	0.20%	0.07%
13.	0.57%	0.20%	0.07%
Total	**100.00%**	**34.65%**	**12.68%**

The Placing Shares represent:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares as enlarged by the issue of the Placing Shares; and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Company has applied to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares. Completion of the Placing is expected to take place on or before 11th July, 2003.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 25th June, 2003.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

P

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2002 AND CHANGE OF BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

The directors are pleased to announce that all the ordinary resolutions and the special resolution were approved by the shareholders at the annual general meeting for the year 2002 of the Company.

The directors also announce that the proposals for appointment and re-appointment of the Second Session of the Board of Directors and the Second Session of the Supervisory Committee were approved by the shareholders at the annual general meeting for the year 2002 of the Company.

Reference is also made to the Company's announcements dated 9 May 2003 in respect of the change of board of directors and supervisory committee. The appointments of the directors of the Company are subject to the requirement of rule 5.02 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of the Stock Exchange, which stipulates that the appointment is subject to the satisfaction of the Stock Exchange that the director has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director of the Company.

The annual general meeting ("AGM") for the year 2002 of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 25 June 2003 at 11:30 a.m. Shareholders in person or by proxy in aggregate holding 761,460,000 shares carrying voting rights, representing 79% of the total share capital of the Company carrying voting rights, attended the AGM.

Each of the following resolutions was passed as an ordinary resolution at the AGM: -

1. The Report of the Directors for the year 2002 was approved;

2. The Report of the Supervisory Committee for the year 2002 was approved;

3. The audited consolidated financial statements for the year 2002 was approved;

4. The proposal for nil final dividend for the year 2002 was approved;

5. The appropriation to statutory surplus reserve and statutory public welfare fund for the year 2002 was approved;

   In accordance with the laws and regulations in the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2002, approximately RMB4,205,000 and RMB2,102,000 have been appropriated to statutory reserve and statutory welfare fund, respectively.

6. All resolutions passed by the Board of Directors during the period from 29 March 2003 to 24 June 2003 were ratified and confirmed;

7. The appointment to the Second Session of the Board of Directors of the Company was approved;

   The directors of the Second Session of the Board of Directors of the Company are as follows :

   Executive Directors
   Mr. Xu Zhen Dong *Chairman*
   Mr. Xu Zhi Xiang *President*
   Mr. Zhang Wan Zhong
   Mr. Yang Ming
   Mr. Gao Zhi Kai, Victor

   Non-executive Directors
   Mr. Lo Lin Shing, Simon
   Mr. Liu Yong Jin
   Mr. Hao Yi Long
   Mr. Wu Min Sheng
   Mr. Li Li Xin

   Independent Non-executive Directors
   Prof. Nan Xiang Hao
   Mr. Chin Man Chung, Ambrose

8. The appointment to the Second Session of the Supervisory Committee of the Company was approved;

The supervisors of the Second Session of the Supervisory Committee are as follows :

Mr. Zhang Yong Li
Mr. Du Hong
Ms. Lu Qing
Mr. Li De Yong
Ms. Dong Xiao Qing

9. The remuneration proposals for Directors and Supervisors of the Company for the year 2003 were approved.

10. The re-appointment of Messrs. Ernst & Young as auditors for the year 2003 was approved and the Directors were authorized to fix their remuneration;

The following resolution was passed as a special resolution at the AGM :

(1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions :

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue.

in each case as at the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained:

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

Reference is also made to the Company's announcements dated 9 May 2003 in respect of the change of board of directors and supervisory committee. The appointments of the directors of the Company are subject to the requirement of rule 5.02 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of the Stock Exchange, which stipulates that the appointment is subject to the satisfaction of the Stock Exchange that the director has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director of the Company.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 25 June 2003.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DISCLOSEABLE TRANSACTION RELATING TO PLACING OF NEW H SHARES

Sole Placing Agent

TAI FOOK 大福證券有限公司 TAI FOOK SECURITIES COMPANY LIMITED

On 20th June, 2003, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Company agreed to appoint the Placing Agent as the sole agent for the placing, on a best efforts basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.60 per H Share.

The maximum number of 140,000,000 new H Shares to be placed pursuant to the Placing Agreement represents approximately 53.03% and 14.52% of the existing issued H Shares and the entire issued share capital of the Company respectively. The Placing Shares will be issued pursuant to the Specific Mandate.

The Placing Price was determined after arm's length negotiation between the Company and the Placing Agent and with reference to the prevailing market prices of the H Shares. The Placing Price represents (i) a discount of approximately 9.09% to the closing price of HK$0.66 per H Share as quoted on the Stock Exchange on 19th June, 2003, being the last trading day of the H Shares immediately preceding the date of this announcement; and (ii) a discount of approximately 10.45% to the average closing price of approximately HK$0.67 per H Share for the last 10 trading days ended 19th June, 2003.

Based on the Placing Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing Agreement, the net proceeds from the Placing will amount to approximately HK$80,000,000 and will be fully utilised for the repayment of the Bank Loan as announced in the circular of the Company dated 31st December, 2001 in relation to the Company's investment in SMIC.

Investors should be aware that the Placing is not underwritten but is on a best efforts basis. There is no assurance that the Placing will be completed. Investors should therefore exercise caution when dealing in the H Shares.

Further announcement will be made by the Company upon determination of the number of the Placing Shares.

A circular containing details of the Placing will be despatched to the shareholders of the Company on or before 11th July, 2003.

Trading in the H Shares was suspended from 9:30 a.m. on 20th June, 2003 at the request of the Company pending the issue of this announcement and application has been made to the Stock Exchange for the resumption of trading of the H Shares from 9:30 a.m. on 23rd June, 2003.

Reference is made to the announcement and the circular of the Company dated 2nd October, 2002 and 23rd October, 2002 respectively relating to the proposal to renew the Specific Mandate for the issue of new H Shares. Reference is also made to the circular of the Company dated 31st December, 2001 relating to the Company's investment in SMIC and the Specific Mandate for the issue of not more than 140,000,000 new H Shares.

On 20th June, 2003, the Company entered into the Placing Agreement for the placing of the Placing Shares.

THE PLACING AGREEMENT DATED 20TH JUNE, 2003

Parties

(i) the Company as the issuer of the Placing Shares; and

(ii) the Placing Agent as the sole placing agent for the placing of the Placing Shares

The Placing Agent is, and the placees to be procured by the Placing Agent under the Placing will be, independent from and not connected with any of the promoters, Directors, chief executive, supervisors, substantial shareholders or management shareholders of the Company or their respective associates.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best efforts basis, an aggregate of up to 140,000,000 new H Shares, which represents:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares as enlarged by the issue of the Placing Shares (assuming the maximum number of 140,000,000 new H Shares are placed pursuant to the Placing); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be issued pursuant to the Specific Mandate and the Company has obtained the approval for the issue of up to 140,000,000 new H Shares from the China Securities Regulatory Commission on 24th June, 2002.

The Placing Shares, when fully paid, will rank pari passu in all respects with all the H Shares in issue or to be issued prior to the date of completion of the Placing.

Placing Price

The Placing Price was agreed after arm's length negotiations between the Company and the Placing Agent and represents:

- a discount of approximately 9.09% to the closing price of HK$0.66 per H Share as quoted on the Stock Exchange on 19th June, 2003, being the last trading day of the H Shares immediately preceding the date of this announcement;
- a discount of approximately 10.45% to the average closing price of approximately HK$0.67 per H Share as quoted on the Stock Exchange for the last 10 trading days ended 19th June, 2003;
- a premium of approximately 30.44% to the audited consolidated net tangible asset value of approximately RMB0.46 (or approximately HK$0.43) per H Share as at 31st December, 2002; and
- a premium of approximately 33.33% to the unaudited consolidated net tangible asset value of approximately RMB0.45 (or approximately HK$0.42) per H Share as at 31st March, 2003.

The Directors consider that the Placing Price, which was negotiated on an arm's length basis between the Company and the Placing Agent with reference to the prevailing market prices of the H Shares, is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Condition of the Placing Agreement

Completion of the Placing Agreement is condition upon the GEM Listing Committee granting approval for the listing of and permission to deal in the Placing Shares. The Company will apply to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares. If the condition is not fulfilled on or prior to 8th July, 2003 (or such later date as may be agreed between the Company and the Placing Agent), the Placing Agreement will terminate.

Completion of the Placing Agreement

Completion of the Placing is expected to take place no later than the third Business Day following the satisfaction of the condition referred to above or such later date as the Company and the Placing Agent may agree.

Termination

The Placing is subject to termination on the occurrence of certain events at any time prior to 12:00 noon on the date of completion of the Placing Agreement, including, amongst others:

(a) any material breach of the representations and warranties given by the Company under the Placing Agreement; or

(b) the dealing in or the listing of the H Shares on the Stock Exchange being suspended for 5 or more trading days (other than in connection with the Placing); or

(c) certain events of force majeure which may adversely affect the Placing including, amongst others, (i) the introduction or amendment of any laws; or (ii) any event which may adversely affect the political, economic or stock market conditions; or (iii) any deterioration in the conditions of local or international securities markets.

REASON FOR THE PLACING AND USE OF PROCEEDS

Based on the Placing Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing, the net proceeds from the Placing will amount to approximately HK$80,000,000. Pursuant to the Specific Mandate, the entire net proceeds from the Placing shall only be used to reduce the Bank Loan.

As explained in the circular of the Company dated 31st December, 2001, the Directors consider that by utilizing the proceeds from the Placing to reduce the Bank Loan will significantly improve the financial position of the Company. In particular, the gearing ratio and the interest burden of the Company will be substantially reduced. The Directors further consider that the Placing will substantially strengthen the capital and shareholder base of the Company. The Directors believe that the terms of the Placing are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The share capital and shareholding structure of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

Class of Shares	Note	Immediately before the Placing Number of shares	%	Immediately after the Placing Number of shares	%
Promoter shares					
Peking University	*1*	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	2	220,000,000	22.82	220,000,000	19.93
Other promoters		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

    (a) 85,000,000 shares held by Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan"), which is beneficially wholly-owned by Peking University;

    (b) 110,000,000 shares held by Beijing Beida Jade Bird Software System Co. ("Jade Bird Software"), which is beneficially wholly-owned by Peking University;

    (c) 18,400,000 shares held through Beijing Beida Jade Bird Limited ("Jade Bird"), which is approximately 46% owned by Peking University; and

    (d) 7,945,350 shares held through Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tiangiao"), which is approximately 10.60% owned by Peking University.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the Main Board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies.

Investors should be aware that the Placing is not underwritten but is on a best efforts basis. There is no assurance that the Placing will be completed. Investors should therefore exercise caution when dealing in the H Shares.

BUSINESS OF THE GROUP

The Company and its subsidiaries are principally engaged in the design and development, manufacturing, marketing, distribution and sale of embedded technology and embedded system products.

GENERAL

Further announcement will be made by the Company upon determination of the number of the Placing Shares.

A circular containing details of the Placing will be despatched to the shareholders of the Company on or before 11th July, 2003.

Trading in the H Shares was suspended from 9:30 a.m. on 20th June, 2003 at the request of the Company pending the issue of this announcement and application has been made to the Stock Exchange for the resumption of trading of the H Shares from 9:30 a.m. on 23rd June, 2003.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Bank Loan"	the short-term bank loan of RMB390 million utilised by the Company to partially finance the payment of the consideration for the Company's investment in SMIC, the details of which are set out in the circular of the Company dated 31st December, 2001
"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developers and integrated circuit designer in the PRC
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Placing"	the placing of the Placing Shares on a best efforts basis pursuant to the Placing Agreement

"Placing Agent"	Tai Fook Securities Company Limited, a licensed corporation under the transitional arrangement to carry on Type 1 (dealing in securities) regulated activity for the purposes of the Securities and Futures Ordinance (Cap.571)
"Placing Agreement"	the placing agreement dated 20th June, 2003 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Price"	the price of HK$0.60 per Placing Share
"Placing Shares"	up to 140,000,000 new H Shares to be issued by the Company pursuant to the Placing
"Shareholders"	holders of the H Shares and the promoter shares issued by the Company, with a nominal value of RMB0.10 per share
"SMIC"	Semiconductor Manufacturing International Corporation
"Specific Mandate"	the specific mandate granted to the Directors pursuant to the special resolution of the Shareholders passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 20th February, 2002 and renewed by the Shareholders pursuant to the special resolution passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 10th December, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, conversion of Renminbi into HK dollars is calculated at the approximate exchange rate of HK$0.94 to RMB 1.00. The use of such rate of exchange is not a representation that the Renminbi or HK dollars can be exchanged at this rate or at any other rates at all.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 20th June, 2003.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

BEIDA JADE BIRD<08095> - Suspension of Trading

At the request of Beijing Beida Jade Bird Universal Sci-Tech Company Limited, trading in its H shares has been suspended with effect from 9:30 a.m. today (20/06/2003) pending for the release of an announcement in relation to a discloseable transaction for placing of new H shares under GEM Listing Rules.

BEIDA JADE BIRD<08095> - Suspension of Trading

Trading in the H shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited has been suspended with effect from 9:30 a.m. today (20/06/2003).

5

BEIDA JADE BIRD<08095> - Results Announcement (Q1, 2003, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 15/05/20
(stock code :08095)

Year end date	:31/12/2003
Currency	:RMB
Auditors' report	:N/A
Review of 1st Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2003 to 31/03/2003 $'000	(Unaudited) Last Corresponding Period from 01/01/2002 to 31/03/2002 $'000
Turnover	:	45,546	27,733
Profit/(Loss) from Operations	:	(3,072)	9,520
Finance cost	:	(3,903)	(6,283)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	(4,826)	4,469
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(RMB 0.05)	RMB 0.046
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(4,826)	4,469
1st Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Compan

Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the

to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products.
The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
For the three months ended
31 March 2003 \ 31 March 2002
RMB'000 \ RMB'000
Turnover
Sales of embedded systems and related products : 14,213 \ 7,691
Sales of computer products : 31,333 \ 8,643
Provision of total solution services : - \ 11,399
Total : 45,546 \ 27,733
Other revenue
Rental income : 315 \ -

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2003 (2002 : Nil).

There was no material unprovided deferred tax for the period ended 31 March 2003 (2002 : Nil).

4. (Loss) Earnings Per Share

The calculation of loss per share of RMB0.50 cents (2002 : earnings per share of RMB0.46 cents) for the three months ended 31 March 2003 was based on the loss attributable to shareholders of approximately RMB4,826,000 (2002 : profit attributable to shareholders of approximately RMB4,469,000) and on the weighted average number of 964,000,000 shares

(2002 : 964,000,000 shares) in issue.

Interim Dividend

The Directors do not recommend the payment of an interim dividend (2002 : Nil).

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2003

Highlights

- **Turnover is approximately RMB46 million, an increase of approximately 64% as compared to the corresponding period last year**
- **Operating loss is approximately RMB3 million.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB0.7 million, a decrease of 94% as compared to the corresponding period last year.**
- **Loss attributable to shareholders is approximately RMB5 million.**
- **Loss per share is RMB0.50 cents.**
- **Interest expense approximately is RMB4 million, a decrease or an improvement of 38% as compared to the corresponding period last year.**

FIRST QUARTERLY RESULTS

The board of directors (the "Directors") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2003 together with the unaudited comparative figures for the corresponding period in 2002 are as follows :

	Note	For the three months ended 31 March 2003 RMB'000	For the three months ended 31 March 2002 RMB'000
Turnover	2	45,546	27,733
Other income		315	-
Operating expenses:			
Materials and equipment		(39,935)	(9,913)
Employee costs		(4,603)	(3,801)
Depreciation of property, plant and equipment		(947)	(911)
Amortisation of goodwill and intangible assets		(1,600)	(1,165)
Other operating expenses		(1,848)	(2,423)
Total operating expenses		(48,933)	(18,213)
(LOSS) PROFIT FROM OPERATING ACTIVITIES		(3,072)	9,520
Finance income / (cost)			
Interest income		722	1,065
Interest expense		(3,903)	(6,283)
Exchange income		525	82
(Loss) Profit before taxation and minority interest		(5,728)	4,384
Taxation	3	-	-
(Loss) Profit before minority interest		(5,728)	4,384
Minority interest		902	85
(Loss) Profit attributable to shareholders		(4,826)	4,469
Retained earnings, beginning of period		77,503	41,164
Retained earnings, end of period		72,677	45,633
(Loss) Earnings per share - basic (RMB cents)	4	(0.50)	0.46

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2003	31 March 2002
	RMB'000	RMB'000
Turnover		
Sales of embedded systems and related products	14,213	7,691
Sales of computer products	31,333	8,643
Provision of total solution services	-	11,399
	45,546	27,733
Other revenue		
Rental income	315	-

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2002 : 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2003 (2002 : Nil).

There was no material unprovided deferred tax for the period ended 31 March 2003 (2002 : Nil).

4. (Loss) Earnings per share

The calculation of loss per share of RMB0.50 cents (2002 : earnings per share of RMB0.46 cents) for the three months ended 31 March 2003 was based on the loss attributable to shareholders of approximately RMB4,826,000 (2002 : profit attributable to shareholders of approximately RMB4,469,000) and on the weighted average number of 964,000,000 shares (2002 : 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend (2002 : Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2003 amounted to RMB45,546,000, representing an increase of RMB17,813,000 or 64% as compared to the corresponding period last year.

The increase in turnover was due to the increase in sales of network security products and purchased security ICs product and sales of computer products.

For the three months period ended 31 March 2003, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 31% and 69% respectively.

The first quarter is usually the slack season of the Group's business. Most of the major total solution services projects are carried out in the fourth quarter of each year. As the newly contracted projects this year were yet to commence due to the Chinese New Year holiday and the requests from customers for postponing the projects so as to avoid the possibility of committing atypical pneumonia, there was no income from the provision of total solution services during the period.

Operating Loss

The operating loss of the Group for the three months ended 31 March 2003 amounted to RMB3,072,000.

Since there were no total solution services provided during the period and the gross margin from the sales of embedded system products and computer products were comparatively low, operating loss incurred for the first time after listing of the Group.

Finance Cost

In January 2003, the Company had early repaid a short-term bank loan of RMB360,000,000 drawn down in year 2001 and instead, replaced by a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense was decreased by RMB2,380,000 or 38% as compared to the corresponding period last year. This is a reduction in the finance cost of the Company's investing activities.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the three months ended 31 March 2003 were RMB4,826,000 and RMB0.50 cents respectively.

BUSINESS REVIEW

Network Security Products

The Company has completed the development of the new firewall systems based on disk on chip and hard disk which has been integrated with the bridge technology and the router technology and has commenced the stability and reliability test for production and sales. Moreover, the Company has conducted several network security projects in the first quarter such as the specialized project for People's Bank of China, Tianjin Branch.

The Company has proceeded to integrate the VPN function into the firewall system, i.e. the firewall network security grading assessment tools and the network attack and protection system integrating with the VPN function. The Company is also developing the firewall system with the mail proxy function as well as the "863" specialized project for attack and protection.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft"), a subsidiary of the Company, is developing the network management tools applied in retrieval of network management information and has completed the development in telecommunication operation support system software and network management platform system software. Jade Bird Netsoft has also completed the version upgrade of the network management platform system software for enterprise version and proceeded to the upgrade of telecommunication version.

Furthermore, Jade Bird Netsoft has manufactured the telecommunication operation support system software of TeleSureExpert 2.0 and the network management platform system software of NetSureExpert 4.0 and has completed the electronic public administration system monitoring and network management system project in Wuhan as well as the exchange centre general management platform project in Wuhan.

Wireless Fire Alarm System

The Company has accomplished addressable display technology for bus-type fire alarm system and the "712" ICs application technology and has commenced the development of the PCI16C630 ICs application technology and planned to apply the PIC16C676 ICs technology in bus-type devices. The Company has also completed the development of pocket encoder and employed the new ICs in smoke detector.

The Company is developing the bus-type audible and visible alarm apparatus and planning to improve the ICs for bus-type devices such as heat detector.

The Company has manufactured 55,000 units of LN21000 type detectors and has completed the fire prevention project for the Haitian Celebrity Plaza in Shandong province.

Security ICs

The Company has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform.

GPS Application System

The Company is developing the GPRS technology applied in GPS application system and planning to further apply the CDMAIX technology in information transmission.

Smart Card Application System

The Company is developing the communication transmission and image capture technology and planning to develop the embedded Linux capture technology.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has completed the development of the data acquisition and supervisory system for distribution transformer based on the GSM communication mode and has continued the development of data acquisition and supervisory system for distribution transformer based on the GPRS communication mode.

Jade Bird Haodi has manufactured six units of JBHD-T01 GSM communication mode data acquisition monitor terminal and has established the data acquisition and supervisory system for distribution transformer testing point for Anshan Power Supply Bureau.

Digital Video Recording System

The Company has completed the development of digital video recording system based on PC platform and the digital video recording system improvement project for Shenyang Industrial and Commercial Bank.

Semiconductor Manufacturing International Corporation ("SMIC")

Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"), a wholly owned subsidiary of SMIC, is engaged in provision of the first class foundry services to its customers. SMIC has concluded a five-year contract with the DRAM manufacturer, Elpida of Japan. Elpida has designated SMIC Shanghai as the foundry to produce its 0.13um stacked-capacitor DRAM. Such cooperation has not only strengthen the relationship between Japan's semiconductor and China's foundry industries but also enhance Japan's semiconductor industry to maintain its competitive edge, particularly in the area of IC technology and design and to accelerate the progress of China's IC foundry industry.

Under an agreement between SMIC and Artisan Components Inc ("Artisan"), a leading provider of semiconductor intellectual property, Artisan would deliver its standard set of memory generators, standard cell and I/O library platform products optimized for SMIC's 0.18-micron design rules and characterized using the latest electrical models of SMIC's process. The products would include Artisan's extensive set of views and models of the industry's leading EDA tools.

In addition, SMIC and Toshiba Corporation ("Toshiba") of Japan has established a technology licensing and foundry agreement that the 0.15 micron low power static random access memory (SRAM) technology would be introduced to SMIC Shanghai so as to enhance the strategic alliance. Then, Toshiba would be able to gain the capacity support from SMIC, while SMIC would be able to utilize the new advanced SRAM process technology to support its customers.

The major products of SMIC Shanghai are DRAM, logic LSI, analog IC and LCD driver IC etc. The monthly production capacity has reached to 30,000 wafers.

GOVERNMENT APPROVALS AND AWARDS

Two automatic fire alarm system products technology projects jointly developed by a German company have been sent for examination. It is expected that the approval could be obtained by June of this year.

The network management platform system software developed by Jade Bird Software has been accredited as the "State Important New Products" by China Economic and Trade Committee in January 2003.

SMIC's fab2 and fab3B have passed the ISO 9001: 2000 audit by the British Standard Institute with zero-defect performance in March 2003.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, including "Electronic Designer & Application World", "China Information Security" and "Information Security Trends" etc.

In addition, Jade Bird Netsoft has participated in the "China South Region Telecommunication (Boardcasts) Equipment and Software Roadshow" and has contracted with the memory network equipment company such as Lenovo (formerly known as Legend) Group for provision of the network management and fee charging software developed by Jade Bird Netsoft. Jade Bird Netsoft would establish and improve the sales team and system and also extend the sales network to the whole country as well as to different industries so as to acquire a larger market share and strive to become a substitute to the imported products.

OUTLOOK

Due to the increasing awareness to network security, the prospect of the network security products business is still optimistic. The newly contracted projects, including the system integration for Guiyang Aluminum Magnesium Design and Research Institute and the Zhenhai Electric Factory Project of Beijing Zhongtian Company, will be commenced in the second quarter this year.

The business of Jade Bird Netsoft in Wuhan is getting mature. Its customers are mainly government departments, such as the exchange centre general management platform project for Wuhan Telecommunication Bureau and the electronic public administration network monitoring system and management system project in Wuhan. Jade Bird Netsoft will strive to enhance and improve the network management software in respect of its function and scope of application and then to become a famous brand in China.

The second largest business of the Company is wireless and wire alarm products. In addition to the market in north part of China, its business is expanding to south part of China. The contracted fire alarm projects include Dongguan China South Plaza of Dongguan Central Fire Alarm Company in Guangdong Province and Guiyang Fuzhong International Plaza in Guizhou Province.

SMIC and Infineon Technologies AG, a German semiconductor company, have signed an agreement to expand their cooperation in the production of standard memory chips (DRAM). Infineon will transfer its 0.11-μm DRAM trench technology and 300mm-production know-how to SMIC. SMIC will manufacture products in this technology exclusively for Infineon. Moreover, SMIC is building a 300mm-production plant in Beijing, Infineon will then be able to increase its overall capacity by approximately 15,000 wafer starts per month through this plant.

SMIC Shanghai is awarded "Top Fab of the Year for 2003", which is a prestigious award presented annually by "Semiconductor International" journal to top-of-the-line fab facilities, in May 2003. The other top fab named by the journal for this year is Intel's Fab 11X. This has enabled SMIC to position itself as a high-quality foundry in the global IC manufacturing landscape.

The business activities in Beijing of China have been affected by atypical pneumonia starting from the first quarter. Certain projects of the Company are delayed in this regard. It is expected that the business and hence the profit of the second quarter will be further affected to a considerable extent. The Company will continue to enhance the communication with the customers and try to make up the progress of the projects in the third quarter so as to minimize its impact.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2003, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 31 March 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2003, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung for the period ended 31 March 2003. An audit committee meeting was held to review the Group's first quarterly results and provide advice and recommendations to the board of directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 May 2003.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

FIRST QUARTERLY RESULTS REPORT

FOR THE PERIOD ENDED 31 MARCH 2003

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 31 MARCH 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS REPORT
FOR THE PERIOD ENDED 31 MARCH 2003

Highlights

- **Turnover is approximately RMB46 million, an increase of approximately 64% as compared to the corresponding period last year.**
- **Operating loss is approximately RMB3 million.**
- **Profit before interest, tax, depreciation, amortisation and minority interest is approximately RMB0.7 million, a decrease of 94% as compared to the corresponding period last year.**
- **Loss attributable to shareholders is approximately RMB5 million.**
- **Loss per share is RMB0.50 cents.**
- **Interest expense approximately is RMB4 million, a decrease or an improvement of 38% as compared to the corresponding period last year.**

FIRST QUARTERLY RESULTS

The board of directors (the "Directors") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2003 together with the unaudited comparative figures for the corresponding period in 2002 are as follows:

		For the three months ended	
		31 March 2003	**31 March 2002**
	Note	*RMB'000*	*RMB'000*
Turnover	2	45,546	27,733
Other income		315	–
Operating expenses:			
Materials and equipment		(39,935)	(9,913)
Employee costs		(4,603)	(3,801)
Depreciation of property, plant and equipment		(947)	(911)
Amortisation of goodwill and intangible assets		(1,600)	(1,165)
Other operating expenses		(1,848)	(2,423)
Total operating expenses		(48,933)	(18,213)
(LOSS) PROFIT FROM OPERATING ACTIVITIES		(3,072)	9,520
Finance income/(cost)			
Interest income		722	1,065
Interest expense		(3,903)	(6,283)
Exchange income		525	82
(Loss) Profit before taxation and minority interest		(5,728)	4,384
Taxation	3	–	–
(Loss) Profit before minority interest		(5,728)	4,384
Minority interest		902	85
(Loss) Profit attributable to shareholders		(4,826)	4,469
Retained earnings, beginning of period		77,503	41,164
Retained earnings, end of period		72,677	45,633
(Loss) Earnings per share – basic (RMB cents)	4	(0.50)	0.46

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2003	**31 March 2002**
	RMB'000	*RMB'000*
Turnover		
Sales of embedded systems and related products	14,213	7,691
Sales of computer products	31,333	8,643
Provision of total solution services	-	11,399
	45,546	27,733
Other revenue		
Rental income	315	-

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2003 (2002: Nil).

There was no material unprovided deferred tax for the period ended 31 March 2003 (2002: Nil).

4. (Loss) Earnings per share

The calculation of loss per share of RMB0.50 cents (2002: earnings per share of RMB0.46 cents) for the three months ended 31 March 2003 was based on the loss attributable to shareholders of approximately RMB4,826,000 (2002: profit attributable to shareholders of approximately RMB4,469,000) and on the weighted average number of 964,000,000 shares (2002: 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend (2002: Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2003 amounted to RMB45,546,000, representing an increase of RMB17,813,000 or 64% as compared to the corresponding period last year.

The increase in turnover was due to the increase in sales of network security products and purchased security ICs product and sales of computer products.

For the three months period ended 31 March 2003, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 31% and 69% respectively.

The first quarter is usually the slack season of the Group's business. Most of the major total solution services projects are carried out in the fourth quarter of each year. As the newly contracted projects this year were yet to commence due to the Chinese New Year holiday and the requests from customers for postponing the projects so as to avoid the possibility of committing atypical pneumonia, there was no income from the provision of total solution services during the period.

Operating Loss

The operating loss of the Group for the three months ended 31 March 2003 amounted to RMB3,072,000.

Since there were no total solution services provided during the period and the gross margin from the sales of embedded system products and computer products were comparatively low, operating loss incurred for the first time after listing of the Group.

Finance Cost

In January 2003, the Company had early repaid a short-term bank loan of RMB360,000,000 drawn down in year 2001 and instead, replaced by a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense was decreased by RMB2,380,000 or 38% as compared to the corresponding period last year. This is a reduction in the finance cost of the Company's investing activities.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the three months ended 31 March 2003 were RMB4,826,000 and RMB0.50 cents respectively.

BUSINESS REVIEW

Network Security Products

The Company has completed the development of the new firewall systems based on disk on chip and hard disk which has been integrated with the bridge technology and the router technology and has commenced the stability and reliability test for production and sales. Moreover, the Company has conducted several network security projects in the first quarter such as the specialized project for People's Bank of China, Tianjin Branch.

The Company has proceeded to integrate the VPN function into the firewall system, i.e. the firewall network security grading assessment tools and the network attack and protection system integrating with the VPN function. The Company is also developing the firewall system with the mail proxy function as well as the "863" specialized project for attack and protection.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft"), a subsidiary of the Company, is developing the network management tools applied in retrieval of network management information and has completed the development in telecommunication operation support system software and network management platform system software. Jade Bird Netsoft has also completed the version upgrade of the network management platform system software for enterprise version and proceeded to the upgrade of telecommunication version.

Furthermore, Jade Bird Netsoft has manufactured the telecommunication operation support system software of TeleSureExpert 2.0 and the network management platform system software of NetSureExpert 4.0 and has completed the electronic public administration system monitoring and network management system project in Wuhan as well as the exchange centre general management platform project in Wuhan.

Wireless Fire Alarm System

The Company has accomplished addressable display technology for bus-type fire alarm system and the "712" ICs application technology and has commenced the development of the PCI16C630 ICs application technology and planned to apply the PIC16C676 ICs technology in bus-type devices. The Company has also completed the development of pocket encoder and employed the new ICs in smoke detector.

The Company is developing the bus-type audible and visible alarm apparatus and planning to improve the ICs for bus-type devices such as heat detector.

The Company has manufactured 55,000 units of LN21000 type detectors and has completed the fire prevention project for the Haitian Celebrity Plaza in Shandong province.

Security ICs

The Company has completed the research and development of USB interface mousedriver ICs technology and home network SOC platform.

GPS Application System

The Company is developing the GPRS technology applied in GPS application system and planning to further apply the CDMAIX technology in information transmission.

Smart Card Application System

The Company is developing the communication transmission and image capture technology and planning to develop the embedded Linux capture technology.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has completed the development of the data acquisition and supervisory system for distribution transformer based on the GSM communication mode and has continued the development of data acquisition and supervisory system for distribution transformer based on the GPRS communication mode.

Jade Bird Haodi has manufactured six units of JBHD-T01 GSM communication mode data acquisition monitor terminal and has established the data acquisition and supervisory system for distribution transformer testing point for Anshan Power Supply Bureau.

Digital Video Recording System

The Company has completed the development of digital video recording system based on PC platform and the digital video recording system improvement project for Shenyang Industrial and Commercial Bank.

Semiconductor Manufacturing International Corporation ("SMIC")

Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"), a wholly owned subsidiary of SMIC, is engaged in provision of the first class foundry services to its customers. SMIC has concluded a five-year contract with the DRAM manufacturer, Elpida of Japan. Elpida has designated SMIC Shanghai as the foundry to produce its 0.13um stacked-capacitor DRAM. Such cooperation has not only strengthen the relationship between Japan's semiconductor and China's foundry industries but also enhance Japan's semiconductor industry to maintain its competitive edge, particularly in the area of IC technology and design and to accelerate the progress of China's IC foundry industry.

Under an agreement between SMIC and Artisan Components Inc ("Artisan"), a leading provider of semiconductor intellectual property, Artisan would deliver its standard set of memory generators, standard cell and I/O library platform products optimized for SMIC's 0.18-micron design rules and characterized using the latest electrical models of SMIC's process. The products would include Artisan's extensive set of views and models of the industry's leading EDA tools.

In addition, SMIC and Toshiba Corporation ("Toshiba") of Japan has established a technology licensing and foundry agreement that the 0.15 micron low power static random access memory (SRAM) technology would be introduced to SMIC Shanghai so as to enhance the strategic alliance. Then, Toshiba would be able to gain the capacity support from SMIC, while SMIC would be able to utilize the new advanced SRAM process technology to support its customers.

The major products of SMIC Shanghai are DRAM, logic LSI, analog IC and LCD driver IC etc. The monthly production capacity has reached to 30,000 wafers.

GOVERNMENT APPROVALS AND AWARDS

Two automatic fire alarm system products technology projects jointly developed by a German company have been sent for examination. It is expected that the approval could be obtained by June of this year.

The network management platform system software developed by Jade Bird Software has been accredited as the "State Important New Products" by China Economic and Trade Committee in January 2003.

SMIC's fab2 and fab3B have passed the ISO 9001: 2000 audit by the British Standard Institute with zero-defect performance in March 2003.

MARKETING ACTIVITIES

The Company has advertised in various network security magazines to promote the Jade Bird firewall products, including "Electronic Designer & Application World", "China Information Security" and "Information Security Trends" etc.

In addition, Jade Bird Netsoft has participated in the "China South Region Telecommunication (Boardcasts) Equipment and Software Roadshow" and has contracted with the memory network equipment company such as Lenovo (formerly known as Legend) Group for provision of the network management and fee charging software developed by Jade Bird Netsoft. Jade Bird Netsoft would establish and improve the sales team and system and also extend the sales network to the whole country as well as to different industries so as to acquire a larger market share and strive to become a substitute to the imported products.

OUTLOOK

Due to the increasing awareness to network security, the prospect of the network security products business is still optimistic. The newly contracted projects, including the system integration for Guiyang Aluminum Magnesium Design and Research Institute and the Zhenhai Electric Factory Project of Beijing Zhongtian Company, will be commenced in the second quarter this year.

The business of Jade Bird Netsoft in Wuhan is getting mature. Its customers are mainly government departments, such as the exchange centre general management platform project for Wuhan Telecommunication Bureau and the electronic public administration network monitoring system and management system project in Wuhan. Jade Bird Netsoft will strive to enhance and improve the network management software in respect of its function and scope of application and then to become a famous brand in China.

The second largest business of the Company is wireless and wire alarm products. In addition to the market in north part of China, its business is expanding to south part of China. The contracted fire alarm projects include Dongguan China South Plaza of Dongguan Central Fire Alarm Company in Guangdong Province and Guiyang Fuzhong International Plaza in Guizhou Province.

SMIC and Infineon Technologies AG, a German semiconductor company, have signed an agreement to expand their cooperation in the production of standard memory chips (DRAM). Infineon will transfer its 0.11-µm DRAM trench technology and 300mm-production know-how to SMIC. SMIC will manufacture products in this technology exclusively for Infineon. Moreover, SMIC is building a 300mm-production plant in Beijing, Infineon will then be able to increase its overall capacity by approximately 15,000 wafer starts per month through this plant.

SMIC Shanghai is awarded "Top Fab of the Year for 2003", which is a prestigious award presented annually by "Semiconductor International" journal to top-of-the-line fab facilities, in May 2003. The other top fab named by the journal for this year is Intel's Fab 11X. This has enabled SMIC to position itself as a high-quality foundry in the global IC manufacturing landscape.

The business activities in Beijing of China have been affected by atypical pneumonia starting from the first quarter. Certain projects of the Company are delayed in this regard. It is expected that the business and hence the profit of the second quarter will be further affected to a considerable extent. The Company will continue to enhance the communication with the customers and try to make up the progress of the projects in the third quarter so as to minimize its impact.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2003, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 31 March 2003, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2003, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2003, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung for the period ended 31 March 2003. An audit committee meeting was held to review the Group's first quarterly results and provide advice and recommendations to the board of directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2003, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 May 2003.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2002 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 25 June 2003 at 11:30 a.m. for the following purposes:-

I. As ordinary resolutions:

1. To consider and approve Report of the Directors for the year 2002;
2. To consider and approve Report of the Supervisory Committee for the year 2002;
3. To consider and approve the audited consolidated financial statements for the year 2002;
4. To consider and approve the dividend distribution proposal for the year 2002;
5. To consider and approve the appropriation to statutory surplus reserve and statutory public welfare fund for the year 2002;
6. To ratify and confirm all resolutions passed by the Board of Directors during the period from 29 March 2003 to 24 June 2003;

7. To consider and approve the proposed re-appointment and appointment to the Second Session of the Board of Directors of the Company;

The directors proposed to be re-appointed or appointed to the Second Session of the Board of Directors of the Company are as follows :

Executive Directors	
Mr. Xu Zhen Dong *Chairman*	(proposed for reappointment)
Mr. Xu Zhi Xiang *President*	(proposed for reappointment)
Mr. Zhang Wan Zhong	(proposed for reappointment)
Mr. Yang Ming	(proposed for appointment)
Mr. Gao Zhi Kai, Victor	(proposed for appointment)
Non-executive Directors	
Mr. Lo Lin Shing, Simon	(proposed for reappointment)
Mr. Liu Yong Jin	(proposed for appointment)
Mr. Hao Yi Long	(proposed for appointment)
Mr. Wu Min Sheng	(proposed for appointment)
Mr. Li Li Xin	(proposed for appointment)
Independent Non-executive Directors	
Prof. Nan Xiang Hao	(proposed for reappointment)
Mr. Chin Man Chung, Ambrose	(proposed for reappointment)

8. To consider and approve the proposed re-appointment and appointment to the Second Session of the Supervisory Committee of the Company;

The supervisors proposed to be re-appointed or appointed to the Second Session of the Supervisory Committee are as follows :

Mr. Zhang Yong Li	(proposed for reappointment)
Mr. Du Hong	(proposed for reappointment)
Ms. Lu Qing	(proposed for reappointment)
Mr. Li De Yong	(proposed for appointment)
Ms. Dong Xiao Qing	(proposed for appointment)

9. To consider and approve the remuneration proposals for Directors and Supervisors of the Company for the year 2003;

10. To consider and approve the proposal for re-appointment of Messrs. Ernst & Young as auditors for the year 2003 and authorize the Directors to fix their remuneration;

11. To transact any other business.

II. As special resolution:

"THAT

1. there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions :

   (a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

      (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

      (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue.

   in each case as at the date of this Resolution; and

   (c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained:

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii)the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 9 May 2003.

Notes:

1. The H Shares register of shareholders of the Company will be closed from 24 May 2003 to 25 June 2003 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Promoters' Shares or H Shares whose name appears on the register of members of the Company at 4:00 p.m. on 23 May 2003 will be entitled to attend and vote at the AGM.

2. Any holder of Promoters' Shares or H Shares entitled to attend and vote at the AGM convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the AGM on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

3. A voting proxy form for the AGM is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H Shares registrar in Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.

4. Holders of Promoters' Shares or H Shares who intend to attend the AGM should complete the enclosed reply slip for the AGM and return it to the Company's H Shares registrar in Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before Tuesday, 3 June 2003. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

W

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED CHANGES OF DIRECTORS AND SUPERVISORS

The Directors announce that in accordance with the Company's Articles of Association, the Company will elect and appoint the Board of Directors and the Supervisory Committee of the Second Session of the Company at the forthcoming annual general meeting. Certain directors and supervisors of the First Session will retire as directors/supervisors at the forthcoming annual general meeting, including Mr. Chen Zhong, who will retire as executive director; Prof. Yang Fu Qing, Prof. Wang Yang Yuan, Mr. Han Ru Qi and Mr. Xing Huan Lou, who will retire as non-executive directors; Mr. Fan Yi Min and Mr. Li Chun, who will retire as supervisors. The remaining directors and supervisors of the First Session have offered themselves for re-appointment. In addition to the retirement of the above-mentioned directors, Ms. Liu Yue retires as executive director with effect today.

At the forthcoming annual general meeting, the Directors propose to appoint Mr. Yang Ming and Mr. Gao Zhi Kai, Victor as executive directors of the Company; Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin as non-executive directors of the Company and Mr. Li De Yong and Ms. Dong Xiao Qing as supervisors of the Company. The appointments of the directors and supervisors who have offered themselves for re-appointment and the proposed appointments of the new directors and supervisors are all for a period of three years until the annual general meeting ending three years from the forthcoming annual general meeting.

The Directors believe that the changes in directors and supervisor will not have any impact in the daily operation and business of the Company.

The proposed appointments of the directors and supervisors of the Company are subject to the requirement of rule 5.02 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of the Stock Exchange, which stipulates that the appointment is subject to the satisfaction of the Stock Exchange that the director/supervisor has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director/supervisor of the Company and the approval by the shareholders at the forthcoming annual general meeting of the Company. The proposed ordinary resolutions for the appointment of directors and supervisors have been set out in the "Notice of Annual General Meeting" today.

The Directors announce that in accordance with the Company's Articles of Association, the Company will elect and appoint the Board of Directors and the Supervisory Committee of the Second Session of the Company at the forthcoming annual general meeting. Certain directors and supervisors of the First Session will retire as directors/supervisors at the forthcoming annual general meeting. The directors and supervisors proposed for re-appointment and appointment will form a new session of the Board of Directors and Supervisory Committee respectively, i.e. the Second Session of the Board of Directors and the Second Session of the Supervisory Committee of the Company. Their appointments are all for a period of three years until the annual general meeting ending three years from the forthcoming annual general meeting. Upon the expiry of the appointment period, the directors and supervisors are eligible for re-appointment at the shareholders' meeting.

In addition to the directors retiring at the forthcoming annual general meeting as indicated below, Ms. Liu Yue retires as executive director with effect today. The casual vacancy caused by her immediate retirement will be filled up by the director proposed below at the forthcoming annual general meeting of the Company.

The Directors believe that the changes in directors and supervisor will not have any impact in the daily operation and business of the Company.

CHANGES OF BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

The directors of the First Session of the Board of Directors are as follows :

Executive Directors

Mr. Xu Zhen Dong *Chairman*	
Mr. Xu Zhi Xiang *President*	
Mr. Zhang Wan Zhong	
Mr. Chen Zhong	(retiring)
Ms. Liu Yue	(retired)

Non-executive Directors

Mr. Lo Lin Shing, Simon	
Prof. Yang Fu Qing	(retiring)
Prof. Wang Yang Yuan	(retiring)
Prof. Han Ru Qi	(retiring)
Mr. Xing Huan Lou	(retiring)

Independent Non-executive Directors

Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

The directors of the new session, i.e. the Second Session of the Board of Directors are as follows :

Executive Directors

Mr. Xu Zhen Dong *Chairman*	(proposed for reappointment)
Mr. Xu Zhi Xiang *President*	(proposed for reappointment)
Mr. Zhang Wan Zhong	(proposed for reappointment)
Mr. Yang Ming	(proposed for appointment)
Mr. Gao Zhi Kai, Victor	(proposed for appointment)

Non-executive Directors

Mr. Lo Lin Shing, Simon	(proposed for reappointment)
Mr. Liu Yong Jin	(proposed for appointment)
Mr. Hao Yi Long	(proposed for appointment)
Mr. Wu Min Sheng	(proposed for appointment)
Mr. Li Li Xin	(proposed for appointment)

Independent Non-executive Directors

Prof. Nan Xiang Hao	(proposed for reappointment)
Mr. Chin Man Chung, Ambrose	(proposed for reappointment)

The supervisors of the First Session of the Supervisory Committee are as follows :		**The supervisors of the new session, i.e. the Second Session of the Supervisory Committee are as follows :**	
Mr. Zhang Yong Li		Mr. Zhang Yong Li	(proposed for reappointment)
Mr. Du Hong		Mr. Du Hong	(proposed for reappointment)
Ms. Lu Qing		Ms. Lu Qing	(proposed for reappointment)
Mr. Fan Yi Min	(retiring)	Mr. Li De Yong	(proposed for appointment)
Mr. Li Chun	(retiring)	Ms. Dong Xiao Qing	(proposed for appointment)

The proposed appointments of the directors and supervisors of the Company are subject to the requirement of rule 5.02 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of the Stock Exchange, which stipulates that the appointment is subject to the satisfaction of the Stock Exchange that the director/supervisor has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director/supervisor of the Company and the approval by the shareholders at the forthcoming annual general meeting of the Company. The proposed ordinary resolutions for the appointment of the directors and supervisors have been set out in the "Notice of Annual General Meeting" dated today.

APPOINTMENT OF CHIEF SCIENTIST

Prof. Wang Yang Yuan, the retiring non-executive director, is appointed as the Chief Scientist of the Company with effect today. Prof. Wang will be responsible for the Company's overall technology research and development and monitoring the investment in Semiconductor Manufacturing International Corporation ("SMIC"). Prof. Wang is also the chairman of the board of Semiconductor Manufacturing International Corporation (Shanghai), a wholly owned subsidiary of SMIC.

PROFILE OF THE DIRECTORS AND SUPERVISORS PROPOSED FOR APPOINTMENT

Executive Directors

Mr. Yang Ming, aged 38, graduated from the Department of Radio Electronics of Peking University with a master's degree in science. He is the general manager of Beijing Aptech Beida Jade Bird Information Technology Company Limited and the president of Beijing Beida Jade Bird Education Company Limited. Mr. Yang is responsible for the IT career education business and development of the "Beida Jade Bird Aptech" as a famous brand of the IT career education in China. Mr. Yang has extensive experience in corporate management and operation.

Mr. Gao Zhi Kai, Victor, aged 41, holds a J.D. degree from Yale Law School and is an attorney in the State of New York in the United States. Mr. Gao previously worked with China's ministry of Foreign Affairs, the secretariat of the United Nations Headquarters, the law firm of Milbank Tweed Hadley of McCloy, Morgan Stanley and worked as a China policy advisor at the Securities and Futures Commission in Hong Kong. He then joined PCCW Services Limited as director of the merger and acquisition department and later as the China executive director China. Mr. Gao joined Beijing Beida Jade Bird Company Limited as Vice President in March 2003.

Non-executive Directors

Mr. Liu Yong Jin, aged 55, graduated from the Department of Mathematics of Peking University majoring in computing mathematics and is a researcher and senior engineer of Peking University. Mr. Liu has participated in certain national key scientific and technology projects and has been awarded the second prize in advancement of technology of Peking University and the special prize in science of the former State Ministry of Electronics Industry. Mr. Liu is the Vice President of Beijing Beida Jade Bird Company Limited responsible for human resources, administration and management of business etc.

Mr. Hao Yi Long, aged 39, graduated from the Faculty of Computer of Peking University with a master's degree majoring in microelectronics and has been working with Peking University. Mr. Hao is the chairman of the board of Beijing Beida Yu Huan Microelectronics System Engineering Company, the deputy director of the Institute of Microelectronics of Peking University and a committee member of the Sixth Session of China Electronics and Semiconductor and System Integration Technology Sub-Committee. Mr. Hao has published over 40 theses and acquired two State patents. Mr. Hao's research projects include the design methodology in microelectronics system, modeling, database and simulation in MEMS, MEMS processes development, micro accelerometer and integrated circuits processes development.

Mr. Wu Min Sheng, aged 41, graduated from Beihang University with a bachelor's degree in engineering. Mr. Wu also holds a master's degree from China North Industries Corporation and has principally engaged in the research in computing and power mathematics. He was formerly the sales director (financial industry), assistant to general manager and deputy general manager of Beijing Beida Commercial Information System Company Limited. Mr. Wu is the director and general manager of Beijing Tianqiao Beida Jade Bird Science and Technology Company Limited.

Mr. Li Li Xin, aged 41, graduated from the Faculty of Economics and Management of Tsinghua University with a master's degree. Mr. Li has engaged in specialized investment, establishment, operation and management of enterprises for over ten years and has extensive experience in product development, technology development, market development, capital management and resources integration. Mr. Li joined Beijing Beida Jade Bird Company Limited as Vice President in year 2001.

Supervisors

Mr. Li De Yong, aged 39, holds a master's degree in law from the Peking University. Mr. Li has worked in China Mechanical Machine and Accessories Engineering Company and is a qualified senior engineer. He has participated in various environmental protection projects and had extensive experience in marketing. Mr. Li then worked in the personnel department of Peking University and had extensive experience in human resources and management. Mr. Li joined Beijing Beida Jade Bird Company Limited as assistant to President in year 2003.

Ms. Dong Xiao Qing, aged 34, joined Beijing Beida Jade Bird Company Limited in March 1999 responsible for human resources. In June 2000, Ms. Dong was appointed as the head of the human resources department of the Company. Ms. Dong has over six years experience in human resources in IT industry. She is familiar with the State Labour Law and has practical experience in human resources.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 9 May 2003.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Thursday, 15 May 2003 at 11:30 a.m. for the following purposes:-

1. To consider and approve the first quarter unaudited results of the Company and its subsidiaries for the three months ended 31 March 2003 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 May 2003.

This announcement will remain on the "Latest Company Announcements" page of the

BEIDA JADE BIRD<08095> - Results Announcement (Final, 2002, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Co. Ltd. announced on 28/03/2003 (stock codes: 08095)

Year end date	:31/12/2002
Currency	:RMB
Auditors' report	:Unqualified
Review of Quarterly Report by	:N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/01/2002 to 31/12/2002 $'000	(Audited) Last Corresponding Period from 01/01/2001 to 31/12/2001 $'000
Turnover	:	250,463	124,617
Profit/(Loss) from Operations	:	63,568	35,531
Finance cost	:	(19,417)	1,037
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	42,646	37,510
% Change Over the Last Period	:	+13.69%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.044	RMB 0.039
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	42,646	37,510
Final Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	24/05/2003 to 25/06/2003 bdi.	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Calvinna Yang
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation
The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("Net"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products.
The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue
Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
2002 \ 2001
RMB'000 \ RMB'000
Turnover
Sales of embedded systems and related products : 85,388 \ 36,956
Sales of computer products : 108,246 \ 42,211
Provision of total solution services : 56,829 \ 45,450
Total : 250,463 \ 124,617
Other revenue
Rental income : 1,260 \ 1,260

3. Taxation
Hong Kong profits tax is charged at the rate of 16% (2001 : 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.
2002 \ 2001
RMB'000 \ RMB'000
Hong Kong profits tax : - \ -
Overseas income taxes : - \ -
PRC corporate income tax
Current income taxes : 1,300 \ -
Total : 1,300 \ -

There was no unprovided deferred tax in respect of the year (2001 : Nil)

4. Earnings Per Share
The calculation of earnings per share for the year ended 31 December 2002 were based on the profit attributable to shareholders of

Final Dividend
The Directors do not recommend the payment of a final dividend.
(2001 - RMB4,820,000)

3

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31 December 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31 December 2002

Highlights

- **Turnover is approximately RMB250 million, an increase of 101% as compared to last year.**
- **Operating profit is approximately RMB64 million, an increase of 79% as compared to last year.**
- **Earnings before interest, tax, depreciation, amortisation and minority interest is approximately RMB73 million, an increase of 78% as compared to last year.**
- **Profit attributable to shareholders is approximately RMB43 million, an increase of 14% as compared to last year.**
- **Earnings per share is RMB4.4 cents, an increase of 13% as compared to last year.**
- **The Company has acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited which was engaged in the development and manufacture of automatic remote meter-reading systems in February 2002. The consideration of the acquisition was RMB10 million.**
- **The Company has established a DVR Business Unit for promoting the application of digital video recorder technology to public security and business administration.**
- **The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited which was engaged in the research, development, production and sales of integrated circuits in August 2002 with an investment amount of RMB6 million, representing 60% of its equity interest. The Company has restructured the business of security integrated circuits so as to enhance the future development of integrated circuits business.**
- **The Company has established Wuhan Beida Jade Bird Netsoft Company Limited which was engaged in the research and development network management products and provision of network system integration services by end of September 2002 with an investment amount of RMB4.2 million, representing 51% of its equity interest so as to develop the market in the middle part of China and to expand various product types.**
- **Jade Bird Gateway Firewall, JB-FW V2.2, has been awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize is one of the highest recognitions in the software industry.**

CHAIRMAN'S STATEMENT

For the year 2002, the results from various business segments of the Group had achieved a stable growth, especially for the network security products and fire alarm products.

In recent years, network security has been more and more important to government departments and large business enterprises in China and hence, the resources investing in network security are increasing. Currently, the Company has been selected by certain government departments and major Chinese business enterprises, such as Public Security Ministry and China Industrial and Commercial Bank, as one of the few on-list suppliers for provision of network security products. We estimate that the results from network security products in year 2003 would be very promising.

In addition to the self-developed wireless fire alarm system, the Company has also acquired Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited which has a very obvious advancement in its business. Thus, the revenue from the fire alarm products and the fire prevention engineering project has also increased. The markets in Beijing, Shanghai, Guangdong, Zhejiang provinces were also developed.

In June 2002, the Company has formally obtained the official approval from the relevant China approving authorities for the investment in Semiconductor Manufacturing International Corporation ("SMIC") and has completed the total investment. Since semiconductor industry in China is still at the start up stage with tremendous potential for development, we believe that the business of SMIC will be stable and optimistic. At present, a number of world famous foundries are planning to enter the China market. The pioneer, SMIC, would definitely have the advantages to become the leader of the China market.

Apart from the businesses mentioned above, the Company has acquired and established some other businesses relating to embedded technology. They included (i) "Beijing Jade Bird Haodi Electric System Company Limited" engaging in the development and research of remote automatic meter-reading systems; (ii) "Beijing Beida Jade Bird Silicon Innovation Company Limited" engaging in the research and development of integrated circuits; (iii) "Wuhan Beida Jade Bird Netsoft Company Limited" engaging in the development and sales of network management software and hardware as well as network system integration projects; and (iv) "DVR Business Unit" engaging in the manufacture and promotion of the application of digital video recorder technology in public security and corporate management.

Moreover, the Group has actively participated in various major exhibitions and technology exchange seminars, such as "China Beijing International Science and Technology Industry Exposition", "The Fourth China Hi-Tech Fair" and "The Ninth China International Fire Prevention Equipment Technology Exchange Exhibition" etc. We hope that participation in such activities would not only increase the brand name awareness of the Group's products in the market but also provide certain contribution to China's hi-tech industry. Then, China's hi-tech products would become more competitive in the international market.

In view of the global economic depression, the management will adopt a more conservative operating strategy. In the coming year, we will further enhance the return from various business activities, reduce the operating costs and develop more businesses with future potentials so as to increase the profitability of the Group.

RESULTS

The Directors have the pleasure of presenting the audited consolidated results of the Company and its subsidiaries (together "the Group") for the year ended 31 December 2002, together with the comparative figures for the year ended 31 December 2001, as follows:

	Note	2002	2001
		RMB'000	RMB'000
TURNOVER	2	250,463	124,617
Other revenue	2	1,260	1,260
Operating expenses:			
Materials and equipment		(138,334)	(51,904)
Employment costs		(20,595)	(17,876)
Depreciation of property, plant and equipment		(3,494)	(4,235)
Amortisation of goodwill and intangible assets		(5,619)	(875)
Other operating expenses		(20,113)	(15,456)
Total operating expenses		(188,155)	(90,346)
PROFIT FROM OPERATING ACTIVITIES		63,568	35,531
Finance income / (cost)			
Interest income		4,851	12,265
Interest expense		(24,268)	(11,228)
PROFIT BEFORE TAX		44,151	36,568
Tax	3	(1,300)	-
PROFIT BEFORE MINORITY INTERESTS		42,851	36,568
Minority interests		(205)	942
NET PROFIT FROM ORDINARY ACTIVITIES ATTIBUTABLE TO SHAREHOLDERS		42,646	37,510
Proposed final dividend		-	4,820
EARNINGS PER SHARE – Basic (RMB cents)	4	4.4	3.9

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("Net"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	2002	2001
	RMB'000	RMB'000
Turnover		
Sales of embedded systems and related products	85,388	36,956
Sales of computer products	108,246	42,211
Provision of total solution services	56,829	45,450
	250,463	124,617
Other revenue		
Rental income	1,260	1,260

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2001 : 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	2002	2001
	RMB'000	RMB'000
Hong Kong profits tax:	-	-
Overseas income taxes:	-	-
PRC corporate income tax:		
Current income taxes	1,300	-
	1,300	-

There was no unprovided deferred tax in respect of the year (2001: Nil).

4. Earnings Per Share

The calculation of earnings per share for the year ended 31 December 2002 were based on the profit attributable to shareholders of approximately RMB42,646,000 (2001 – RMB37,510,000) and on the weighted average number of 964,000,000 shares in issue during the year.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend (2001 – RMB4,820,000).

CLOSURE OF H SHARES REGISTER

The H shares register of shareholders of the Company will be closed from 24 May 2003 to 25 June 2003 (both days inclusive), during which no transfer of H shares will be effected.

MOVEMENT IN GROUP RESERVES

	Capital reserve	Statutory reserve funds	Proposed dividend	Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 31 December 2000 and 1 January 2001	251,271	4,664	4,820	14,152	274,907
Profit for the year	-	-	-	37,510	37,510
Transfer to statutory reserve fund	-	5,678	-	(5,678)	-
Settlement of dividends	-	-	(4,820)	-	(4,820)
Proposed final dividends	-	-	4,820	(4,820)	-
As at 31 December 2001 and 1 January 2002	251,271	10,342	4,820	41,164	307,597
Profit for the year	-	-	-	42,646	42,646
Transfer to statutory reserve funds	-	6,307	-	(6,307)	-
Settlement of dividend	-	-	(4,820)	-	(4,820)
As at 31 December 2002	251,271	16,649	-	77,503	345,423

In accordance with the Company's articles of association, the Directors proposed appropriations of 10% and 5% of net profit to statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2002, the appropriations amounted to RMB4,205,000 (2001 – RMB3,785,000) and RMB2,102,000 (2001 – RMB1,893,000) for statutory surplus reserve and statutory welfare fund, respectively.

SEGMENT INFORMATION

(a) Business segments

The following table presents revenue, profit and certain asset and expenditure information for the Group's business segments:

	2002									2001
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE										
Sales to external customers	56,452	36,339	21,571	5,627	7,863	6,931	7,434	108,246	250,463	124,617
RESULTS										
Segment results	34,562	16,958	4,518	3,890	4,987	2,701	187	4,750	72,553	45,920
Interest income									4,851	12,265
Interest expense									(24,268)	(11,228)
Unallocated corporate expenses									(8,985)	(10,389)
Profit before tax									44,151	36,568
Tax									(1,300)	-
Profit before minority interests									42,851	36,568
Minority interests									(205)	942
Net profit from ordinary activities attributable to shareholders									42,646	37,510
ASSETS										
Segment assets	43,022	43,932	17,181	1,642	6,139	4,624	7,952	28,075	152,567	106,403
Less: Intersegment assets	-	-	(5,480)	-	-	-	-	-	(5,480)	(3,050)
Unallocated corporate assets									730,868	728,379
Total assets									877,955	831,732
LIABILITIES										
Segment liabilities	2,884	23,497	2,285	2,485	900	3,113	5,635	21,876	62,675	34,353
Less: Intersegment liabilities	(13)	(15,044)	(212)	-	-	-	(500)	-	(15,769)	(16,000)
Unallocated corporate liabilities									380,466	407,464
Total liabilities									427,372	425,817
OTHER SEGMENT INFORMATION										
Capital expenditure	237	1,096	-	-	20	86	3	1,248	2,690	17,186
Unallocated capital expenditure	-	-	-	-	-	-	-	-	-	1,099
Depreciation for property, plant and equipment	861	373	1,895	102	32	23	42	166	3,494	3,040
Unallocated depreciation for property, plant and equipment	-	-	-	-	-	-	-	-	-	1,195
Amortisation of goodwill	110	3,500	-	-	-	385	1,564	-	5,559	875
Amortisation of intangible assets	60	-	-	-	-	-	-	-	60	-
Provision for doubtful debt	356	129	-	-	112	203	2	3,624	4,426	2,335
Provision for obsolete and slow-moving inventories	-	-	208	-	-	-	-	-	208	1,145

(b) Geographical segments

The following table presents revenue, profit and certain asset and expenditure information for the Group's geographical segments:

	PRC		Hong Kong		Total	
	2002	2001	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue*						
Sales to external customers	184,653	91,142	65,990	33,475	250,463	124,617
Other information						
Segment assets	861,673	792,064	16,282	39,308	877,955	831,372
Capital expenditure	1,910	18,274	780	11	2,690	18,285

* Revenue by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2002 amounted to RMB250,463,000, representing an increase of RMB125,846,000 and a remarkable growth of 101% over year 2001.

The increase in turnover was mainly contributed from the sales of network security products, wireless fire alarm products and fire alarm projects. Moreover, the sales of computer products, being a value added services to the provision of total solution services business, also increased substantially in year 2002.

For the year ended 31 December 2002, approximately 34%, 43% and 23% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

Operating Profit

The operating profit of the Group for the year ended 31 December 2002 amounted to RMB63,568,000, representing a significant increase of RMB28,037,000 or 79% as compared to year 2001.

The increase in operating profit was mainly due to the increase in sales of network security products and fire alarm products.

Profit Attributable to Shareholders

The Group's profit attributable to shareholders and earnings per share for the year ended 31 December 2002 were RMB42,646,000 and RMB4.4 cents respectively, representing an increase of 14% and 13% respectively.

Due to the continuous downward adjustment of the bank deposit interest rate in year 2002, together with the reduction in bank balances and payment of short term bank loan interest of approximately RMB24 million, which was a double increase as compared to prior year, resulting from the investment in SMIC, the percentage increase in profit attributable to shareholders was less than the increase in operating profit.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loan.

As at 31 December 2002, the Group had cash on hand of RMB207 million and short term bank loans totalling RMB363 million. Included in the short term bank loans, an amount of RMB360 million was the short term bank loan for financing the investment in SMIC. The Group's short term bank loan of RMB3,060,000 was secured by the Group's fixed assets with a net book value of RMB1,268,000.

In January 2003, the Company had early repaid the above-mentioned short term bank loan of RMB360,000,000 and therefore borrowed a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate. The aforesaid USD short term bank loan was guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 10 December 2002, the Company obtained an extension of the specific mandate from the shareholders to place 140,000,000 new H shares. If there is an improvement in the capital market for fund raising activities, the Company will exercise the specific mandate. The proceeds from the placing will then be used for repaying the above mentioned USD short term bank loan.

BUSINESS REVIEW

Network Security System

The Company has developed series of firewall, encryption card/machine and security assessment products and proceeded to the development of the design of security system and total solution as well as security assessment and services. The JB-FW1 100/1000 firewall products have been developed with a break through in the total line-speed throughput and has distinct advantages in functions and pricing. The products have also been selected by government departments (such as State tax system and transportation etc.) and financial institutes (such as China People's Bank, China Construction Bank and China Agricultural Bank etc.) as the on-list information system products and hence, recognized as one of the most competitive security products.

The encryption rate of the SJY01 encryption equipment was one of the advanced classes in China. The equipment has also passed the examination by the relevant government departments and had increasing sales. For information security integration and services, the Company has cooperated with certain major security product manufacturers such as Symantec and Checkpoint etc. so as to procure more total solution projects in sizable enterprises like petrol and aeronautical industries.

In addition, the Company has been appointed to develop several important State development projects like "Information System Security Level Assessment Tool", "Electronic Information Evidence Review System", "Network Attack and Protection Training and Experiment Platform", "Information System Bug Detection" etc.

The Company has established Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft") in September. Its principal activities were research, development, production and sales of network management computer software and hardware products, network system and communication equipment, as well as the provision of network system integration engineering services. With the establishment of Jade Bird Netsoft, the market share in the middle part of China would be further developed and the product types would also be further expanded.

Jade Bird Netsoft has participated in several exhibitions such as "2002 Beijing International Communication Equipment Technology Exhibition", "China Hi-Tech Fair" etc. so as to enhance the Jade Bird Netsoft product brand name. Jade Bird Netsoft has contracted with Hubei Radio Broadcasting and Television Bureau, China Unicom – Hubei Branch, Jiangxi Province Information Center etc. for supply of goods. Jade Bird Netsoft has also signed some long term cooperation agreements with several famous hardware manufacturers such as TCL Network, Legend Memory Network and Taiwan LOOP etc. for provision of network management software for their products.

For the year ended 31 December 2002, the turnover and profit contributed from the network security products were RMB56,452,000 and RMB RMB34,562,000 respectively.

Wireless Fire Alarm System

The Company has developed and improved several types of products, including LN1010 fire alarm controller with extended functions, the program upgrade for the whole series of controllers, model encoder (new type), ultraviolet flame detector, addressable type flammable gas detector, cabinet type controllers and floor display and wireless fire alarm system etc.

The Company has mainly manufactured the automatic fire alarm system for civil use as well as special type fire detector, communication technology and products as supplementary products to meet various needs of the market and to develop different sales channels.

In addition, the examination reports of JB-QB-JBF-11S/CE2 gas type fire extinguisher, JB-TG-JBF-11S fire alarm controller (linkage type), JBF-191F/D fire display products have been awarded by the National Fire Control Electronic Product Quality Testing Center for their stable qualities.

For the year ended 31 December 2002, the turnover and profit contributed from the WFAS products were RMB36,339,000 and RMB16,958,000 respectively.

Security ICs

The Company has completed the chip layout design and chip testing program design, and primarily established the IP library. The Company has also continued the production, promotion and sale of the 1st to 3rd generation security ICs. The major customers were government departments.

The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI") in August and has restructured the business of security integrated circuits so as to enhance the future development. BJSI was engaged in the research, development, production, manufacturing and sales of the integrated circuits products. BJSI has developed the technological cooperation with certain international IC design companies. The design technology has already been reached to 0.18um and being proceeded to 0.13um. BJSI has also developed the IP core based on the 0.18um advanced production technology and provided certain technological supports to other IC design companies.

For the year ended 31 December 2002, the turnover and profit contributed from the security ICs products were RMB21,571,000 and RMB4,518,000 respectively.

GPS Application System

The Company has started the design and basic testing of multiple base station system of the 3rd generation GPS application system and the improvement in the technological design of the existing single base system. The Company has also commenced the research of GPS system developed based on the GPRS communication mode. The production of JB230M and JB420M products has been commenced and the JB350M product was under trail production.

For the year ended 31 December 2002, the turnover and profit contributed from the GPS application systems were RMB5,627,000 and RMB3,890,000 respectively.

Smart Card Application System

The Company has developed the application of smart card in network and management of smart card in the Internet. The Company has also developed the smart card precursory equipment for network. Moreover, the Company has installed and tested the smart card application system for security management in certain projects such as student card management system of Northeast Agriculture University, library entrance system of Northeast Normal University, the "All-in-One" campus card system and the digital security system in armories of Beijing military area.

For the year ended 31 December 2002, the turnover and profit contributed from the smart card application system products were RMB7,863,000 and RMB4,987,000 respectively.

Digital Video Recorder

The Company has established a DVR Business Unit for the manufacture and sales of video monitoring system based on digital video recording technology. Based on the MPEGI, MPEGII and MPEG4 compression technology, certain DVR products including the PC type, IPC type and embedded type etc. were developed. Moreover, the "JBDVR T Examination Report" and "JBDVR I Examination Report" have been awarded from the Public Security Ministry.

In addition, the Company has developed the machine-control DVR products based on the MPEGI and MPEG4 compression technology. The Company has realized the technological improvements in 1-32 channel audio-visual compound, stable and clear pictures as well as the quick retrieval of recording information, reporting record and duty record etc. The two-way and multiple searching function for recording have also been developed. Functions like adjustable picture quality, electronic map and automatic alarm, multiple password protection were also incorporated in the products. The DVR system has also been enhanced with the functions of transmission of information through Internet and multiple checkpoints, remote recording, remote alarm and remote control.

The Company's DVR system has been applied extensively in government departments, financial institutes, large enterprises, hotels and residential areas etc. The Company has also expanded the sales network to more than twenty advanced economic provinces such as Guangdong, Sichuan, Shanghai, Tianjin, Beijing and the Northeast Three Provinces etc.

For the year ended 31 December 2002, the turnover and profit contributed from the DVR products were RMB6,931,000 and RMB2,701,000 respectively.

Remote Meter-reading System

The Company has acquired Beijing Jade Bird Haodi Electric System Company Limited ('Jade Bird Haodi') which was engaged in the development and manufacture of remote automatic meter-reading systems. Its major products were low-voltage remote meter-reading system, charges meter-reading system, medium voltage remote testing system, small district intelligent meter-reading system and medium voltage small district wireless meter-reading system.

Jade Bird Haodi has developed the data acquisition and supervisory system for distribution transformer which has been tested in the laboratory and has prepared for the commencement of the small batch production of medium voltage products. Jade Bird Haodi currently has domestic users from Shandong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.

For the year ended 31 December 2002, the turnover and profit contributed from the remote meter-reading system were RMB7,434,000 and RMB187,000 respectively.

***Semiconductor Manufacturing International Corporation* ("SMIC")**

The Company has completed the investment in SMIC, which in turn owned 100% interest in Semiconductor Manufacturing International (Shanghai) Corporation ('SMIC Shanghai'). SMIC Shanghai is China's first pure-play commercial IC foundry to achieve volume production for 8" wafers, and provide wafer fabrication services at 0.25μm and finer line technology and encompasses a comprehensive intellectual property (IP) library, design support, mask making and wafer testing.

SMIC has established several alliances with key industrial players such as Chartered from Singapore, Toshiba and Fujitsu from Japan and IMEC from Belgium and signed major foundry agreement with Infineon Technologies AG from Germany. With the cooperation with such international foundries, SMIC has acquired certain advanced technology in 0.18 micron design rules, 0.13 micron DRAM stacked technology, 0.15 micron low power SRAM process technology, 0.14 micron DRAM trench technology etc. It showed that SMIC has already been proceeding to be one of the world leading semiconductor manufacturers.

SMIC has been awarded the ISO14001 and ISO9001 certification for its world recognised product quality. At present, SMIC Shanghai has reached a production level of 30,000 wafers per month.

Staff

At present, the Group has employed approximately 220 employees. Among the employees, 6 of them possess the doctor degree, 23 of them possess the master degree and 113 of them possess the bachelor degree. Under the Group's organization structure, the research, development and technical support team has over 110 members while the marketing and sales team has 43 members.

For the purpose of reducing the operating cost and increasing the operating efficiency, the Group has laid off 2% of the redundant staff. However, due to the establishment of three subsidiaries and a business unit, the Group's total number of employees still increased by 2% as compared to last year.

OUTLOOK

Network Security Products

The Company anticipates that "security" would develop from communication security, information security to the era of information protection and from passive protection to active and all-round protection. Thus, the Company would continue to improve the existing technology and satisfy the request of customers by enhancing the functions of the products with "high function, high usage and high security".

The Company would develop various types of products and services so as to meet the demand for different level of security. The Company would endeavour to achieve technological break through for firewall products, protocol separating and filtering products, encryption and certification products, monitoring and auditing products, assessment and management products etc. such that the domestic security products could be advanced from low-end to high-end. The Company would also enhance the security system products with the functions of restriction of information in various level, invasion auditing, construction of effective protection, timely monitoring, easy tracking and periodical assessment.

Moreover, Jade Bird Netsoft would continue to improve the technology upgrade of software products, develop new markets and expand the operation. Jade Bird Netsoft has planned to participate in two to three major exhibitions for technology exchange and promotion of brand name. For research and development, Jade Bird Netsoft would further enhance the product quality and improve the product competitiveness.

Wireless Fire Alarm System

The Company would continue to develop the fire alarm products from civil construction to industrial properties and improve the function of the products. The technology of the wireless fire alarm products, including electronic sensors and detectors, has reached a leading position among the industry players. The Company would further refine the technology and the product appearance.

Moreover, the Company would establish technological cooperation with foreign enterprise for development of linkage system so that the Company's control system could be promoted to the market by incorporating their advanced technologies. Certain products have been sent for testing by government authorities. The Company would negotiate for building a manufacturing base and plan to export the fire alarm products in the near future so as to enhance the continuous development and enter into the world market.

In addition, the Company would unify the images of the sales agents over the country and would strive to fully establish the sales agents network in various provinces and cities.

Security ICs

The newly established BJSI would concentrate to develop the design of ICs and continue to refine the security ICs products to meet different demand of the customers. BJSI would start to develop the ICs of USB mouse circuits and the low power SRAM. The trial production is expected to commence in July to August 2003. BJSI would commence the development of applying the low power SRAM in mobile communication mode. Such product is widely applicable in PDA, vehicle unit box, GPS mobile phone and information utilisation in non-mobile application.

GPS Application System

The Company would continue the development of the 3rd generation GPS application system and commence the production of JB350M products. However, the market for the products would not be optimistic.

Smart Card Application System

The Company would continue to develop the application of smart card based on network and release the new generation system with both the smart card identification authentication and the linkage alarm system technology. Then, the market penetration for application of non-contact long distance smart card in logistics management could be further expanded. However, the market competition is very severe.

Digital Video Recorder

The technology development of digital video recording system would be mainly on the design of software and system function. The Company would establish technology cooperation and subcontract certain technology products. The Company would also continue to follow the technology update on international channel and DVR channel and prepare the development work. The research on MPEG-4 algorithm, embedded systems, and H323 framework are certain important projects.

The Company would endeavour to establish the sales agents and technology support network and adopt the strategy of differential concentration, with emphasis on financial institutes as the core for product development and provision of suitable and feasible total solution services. The Company would strive to expand various markets from mainly financial industry in the past to telecommunication, public security, transportation, power and construction etc. The Company would also provide the product maintenance, upgrade and localization services to the customers.

Remote Meter-reading System

Jade Bird Haodi would continue to improve its existing products and develop new products. For medium-voltage meter-reading systems, the design of the first generation products has been formulated. The trial production of the second-generation products is commenced. It is expected that three to four product types would be developed. For low-voltage meter-reading systems, Jade Bird Haodi would continue to improve the pre-sales and after-sales technology support services, and to provide a complete remote meter-reading solution to the customers. Jade Bird Haodi would endeavour to develop the market for small district specialized products and establish commercial alliance with the property developers for provision of auxiliary products. Jade Bird Haodi would also start the cooperation with Power Bureau for development of high-end products so as to develop and produce high value added products.

SMIC

In January 2003, SMIC has formed foundry partnership with Elpida Memory Inc from Japan and engaged in an agreement with Artisan Components Inc for development and delivery of the widely-used design platform for SMIC's advanced 0.18 micron CMOS process.

Currently, SMIC is building one of the world-class wafer fab facilities which includes six to nine wafer fabs. At present, three fabs have already been built and two of them are under operation. In addition to increase the manufacturing capacity of the Shanghai plant, SMIC is planning to build a new plant in Beijing so as to enhance the productivity and compete with the world semiconductor industry.

The Company expects that the global semiconductor industry would gradually recover in year 2003. The demand for integrated circuits would then increase in second half of the year. The Company also believes that SMIC would obtain a number of new purchase orders and its production level would also increase. As the operation of SMIC is maturing, the Company expects that the return from the investment in SMIC would be one of the major sources of revenue in future.

Summary

In view of the global economic depression, the Company expects that the business in 2003 will be very challenging. However, due to the China market is still developing and the demand for high tech product is still increasing, the Company believes that the business in 2003 will be further growing.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to 31 December 2002
1. Embedded Systems	
1.1 Software	
Continue to encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products	The development of the compiling software of the embedded microprocessor has been completed and passed the performance test.
Continue to improve the operation of embedded system software library	The development on improvement of the embedded system has been continued.
Continue to replenish new software components to small-scale embedded system software library; commence object-oriented software engineering	The development of infrared remote control receive and dispatch system software has been completed. Embedded system software has been applied for the related application using USB connect circuit.
1.2 Hardware	
1.2.1 Embedded Microprocessor	
Complete ASIC by using embedded microprocessor as core	The proprietary 32-bit processing core has been adopted in the design of chip encryptor. The design of the chip layout design has been completed.
Conduct integrated testing of embedded microprocessor	The chip testing program has been completed.
Integrate IP core with algorithm IP core and connect to EEPROM, ROM, RAM and other I/O bus to advocate employment of embedded microprocessor	The research on the realization of RSA encryption algorithm in ASIC products and the design of the algorithmic IP core have been completed. The EEPROM, Flash memory, RAM have been successfully integrated with the ASIC design and application of various kinds of information buses and I/O buses.

1.2.2 ASIC

Continue to replenish new cell/module to the library	The library SCI interface module has been integrated with the encryption specific algorithm module. The IP library has been primarily established.
Refine the existing cell/module	The circuit and domain designs of barrel shift register have been completed.
	The circuit design of $\Sigma - \Delta$ modulator has been completed and the domain design is to be completed.
	The domain design of the noise source has been completed.
	Transceiver, Regulator and SIE module are still under research and development.
Amount to be financed by the net proceeds from the Placing : RMB23,000,000	**Amount utilized by the net proceeds from the Placing : RMB 4,200,000**

2. Products Development

2.1 Security ICs

Conduct research and development or COS	For the design and development of smart card chips, the development of chip operating system has been completed.
Complete development of COS	The Company has also completed the development of three new product types: LPSRAM, HSRAM and SDRAM.

2.2 Network Security Products

Commence research and development of high speed mainframe control system	The double chip and low-cost hardware design and software design of encryption card have been completed. The integration of transparent network bridge and VPN function in accordance with IPSEC standard has been commenced and under the basic technology testing stage. The firewall system platform based on the disk on chip has been newly developed and proceeded to system integration stage.
Continue development of security gateway for e-commerce and bank electronic clearing system	The low-cost SJY01-B data encryption card has been under performance testing.
Commence commercialization of application specific security gateway	The stability and reliability test of the router net bridge firewall systems developed based on disk on chip and hard disk has been completed.
Develop virtual host/virtual proxy server	The VPN function has been integrated into the firewall system. The Jade Bird firewall products have been developed to link with various IDS products and to realize the mail proxy function. The batch production has been commenced.

2.3 Smart Card Application System

Continue research and develop application specific Smart Card Application System.	For the network chip card on LINUX application platform, research and development on the automatic application system with the function of identity recognition and image collection has been conducted.
Refine and improve intelligence household management	The development of smart card in network application and management in the internet have been commenced.

2.4 GPS Application System

Commence software design of 3rd generation GPS Application System JB-350M	Design of the 3rd generation GPS application system software for the public/specific network has been commenced. The central platform software of the public/specific network auto dispatch and monitor system has been developed. The GPS logistics auto-dispatch and monitor system based on WEB GIS technology has been examined and improved. For JB-350M GPS application system, debug on each sub-system as well as the whole system has been conducted.
Conduct preliminary testing on 3rd generation GPS Application System JB-350M	The combine debug of the basic station and vehicle boxes of the 3rd generation GPS application system have been completed. The environmental test and improvement for the vehicle boxes have also been conducted.

2.5 WFAS

Commence and complete research and development of home wireless alarm system	The linkage type and the fire fighting type of LN1010 controllers have been released. The auxiliary functions of the fire alarm controller with the same specification have also been improved. The read-write and display functions of the encoder has been enhanced. The design of merging the circuits of detective unit and addressable interface has been adopted to lower the manufacturing cost and increase the overall technological level. The development and examination of wireless communications between region and central controllers have been completed. The development of software program and system integration for PC display operating system in wireless fire alarm control centre have been completed.
Amount to be financed by the net proceeds from the Placing : RMB27,000,000	**Amount utilized by the net proceeds from the Placing : RMB 2,900,000**

3. Production

3.1 Security ICs

Commence full-scale production of the 1st, 2nd and 3rd generation of Security ICs	The production, promotion and sale of the 1st, 2nd and 3rd generation Security ICs have been continued. The 3rd generation Security ICs was under the authentication by China State Cryptography Control Authority Office.

3.2 Network Security Products

Commenced full-scale production of application specific security gateway	The market research has been completed and the full-scale production of application specific security gateway has been commenced.
Continue production of existing Network Security Products	995 sets of the existing gateway firewall products has been continued.

3.3 Smart Card Application System

Commence full-scale production of security and intelligent Smart Card Application System	The Company has promoted the commencement and application of the smart card application systems in Peking University, Northeast Agriculture University, Northeast Normal University, Beijing Military Armory, Juran Furniture City, Inner Mongolia Prison Management Bureau etc.

3.4 GPS Application System

Continue full-scale production of (JB230M) and (JB420M) products	The full scale production of the vehicle boxes of JB-230M and JB-420M application systems have been commenced.

3.5 WFAS

Continue full-scale production and assembly of existing WFAS products	Full-scale production of the existing fire alarm system products, including approximately 150,000 sets of fire alarm detector and approximately 1,100 sets of controller, has been continued.

4. Relevant approvals and permits

4.1 Network Security Products	In May, the SJY01-B PCI Data Encryption Chip passed the technology examination and was granted the "Technology Examination Certificate" by China State Cryptography Control Authority Office ("CSCCAO"). In June, the "SIK01 Secret Key Management Centre System" passed the security examination by CSCCAO. The sales permit for Jade Bird Gateway Firewall JB-FW1 products has been renewed. The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.
4.2 WFAS	On October 17, the examination of the JB-TG-JBF-11S (linkage type) fire alarm controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center. On October 25, the examination of the JBF-191F/D fire display dish was passed by the National Fire Fighting Electronics Quality Supervision and Test Center. On October 31, the examination of the JB-QB-JBF-11S/CE2 gas-type fire-fighting controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

5. Marketing activities

5.1 Continue placing advertisement on industry-related and professional magazines	The Company has advertised in the following science and technology magazines : - China Public Security - Huicong Business Information - China Public Security Index - Information and Network Security - Security Technology Information

The Company has advertised in the following fire industry magazines :

- Fire Prevention Product and Technology Information
- Asia Fire Prevention and Security

The Company's fire alarm products and projects quotation has been listed in the magazine "Beijing Project Cost Information" as the market reference prices.

5.2 Establish a comprehensive sales network in China

The Company has continued to establish sales agents in the country and has newly contracted with eight sales agents.

5.3 Participate in professional and industry-related exhibitions in China

During May 23 to 28, the Company has participated in the "China Beijing International Science and Technology Industry Exposition" organized by the Ministry of Science and Technology, Ministry of Foreign Trade and Economic, Ministry of Education, Ministry of Information Industry and China Council for Promotion of International Trade in Beijing.

During June 5 to 7, the Company has participated in the "Network Information Security Products Exhibition" organized by the Ministry of Information Industry in Beijing.

During September 18 to 21, the Company has participated in "2002 Suzhou International Public Security Products and Technology Equipment Exhibition" to promote the JBDVR digital video recorder products.

In October, the Company has participated in "the Ninth China International Fire Prevention Equipment Technological Exchange Exhibition" which is sponsored by China Fire Prevention Association. Such exhibition has the highest recognition in the fire prevention industry.

		During October 12 to 17, the Company has participated in "the Fourth China Hi-Tech Fair" sponsored by China Ministry of Foreign Trade and Economic Cooperation, China Ministry of Science and Technology, China Ministry of Information Industry, China State Development Planning Commission, Chinese Academy of Sciences and the Shenzhen Government once every year in Shanghai. During October 29 to November 2, the Company has participated in "2002 China International Communication Equipment Technology Exhibition" organized by Beijing China International Exhibition Centre.
5.4	Conduct trade show and seminars for the Company's new products	On June 14, the Company has co-organized the "Network Security Technical Seminar" with Zhejiang Provincial Government Information Centre in Hangzhou. During June 26 to 28, the Company has participated in the "2002 China International Software Exposition and Technology Seminar" in Beijing.
	Amount to be financed by the net proceeds from the Placing : RMB14,000,000	**Amount utilized by the net proceeds from the Placing : RMB1,300,000**

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 December 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Prof. Zhang Wan Zhong	Other	21,732,240	2.25%
Prof. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Prof. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the year ended 31 December 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 December 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win Assets Ltd ("Dynamic Win") (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 December 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 31 December 2002, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung. An audit committee meeting was held in March 2003 to review the Group's annual report and provide advice and recommendations to the board of directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the year ended 31 December 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 28 March 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

66

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Friday, 28 March 2003 at 11:30 a.m. for the following purposes:-

1. To approve the audited consolidated financial statements of the Company and its subsidiaries and the Report of the Directors for the year ended 31 December 2002;
2. To consider the payment of a final dividend, if any;
3. To consider the closure of the Register of Members, if necessary;
4. To approve the annual results announcement of the Company for the year ended 31 December 2002 to be published on the GEM website;
5. To consider the contents of the 2002 Annual Report of the Company;
6. To convene the Annual General Meeting of the Company; and
7. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 17 March 2003.

This announcement will remain on the "Latest Company Announcements" page of the GEM

cc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT

The Directors have noted that certain articles appeared in various newspapers today (the "Articles") containing comments by a Director in relation to the Company's investment in Semiconductor Manufacturing International Corporation ("SMIC") and wish to clarify certain information therein.

As stated in the Articles, SMIC is expected to be profit making in the forthcoming year and the Company will record a substantial return on its investment in SMIC upon the proposed listing of SMIC next year. Furthermore, the Company's business and net profit will improve significantly. The Directors would like to clarify that the aforementioned comments were purely expectation of the Director based on his understanding of the business performance of SMIC and therefore they may not be accurate. Also, the aforementioned comments were not reviewed or endorsed by the Company's auditors or financial advisors.

Investors are strongly advised to ignore such articles when making any investment decision in relation to the securities of the Company and exercise caution when dealing in the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 December 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

dd

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

("the Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTION PASSED AT THE SPECIAL GENERAL MEETING AND CLASS MEETINGS RELATING TO THE PROPOSAL TO RENEW THE SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

Reference is made to the circular published and despatched by the Company dated 23 October 2002 (the "Circular") in relation to the Company's proposal to renew the specific mandate to issue new H shares. Terms used herein shall have the same meanings as those defined in the Circular defined otherwise. Details of the resolution were set out in the Circular.

The Directors are pleased to announce that the resolution relating to the proposal to renew the specific mandate for the issue of new H Shares was duly passed at the Company's Special General Meeting, Class Meeting of the holders of Promoters' Shares and Class Meeting of the holders of H Shares at 11:00 a.m., 11:15 a.m. and 11:30 a.m. on Tuesday, 10 December 2002 at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, respectively.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, the PRC, 10 December 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

ll

BEIDA JADE BIRD<08095> - Results Announcement (Q3, 2002, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 13/11/2002:
(stock code: 08095)

Year end date	:31/12/2002
Currency	:RMB
Auditors' report	:N/A
Review of 3rd Quarterly Report by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unudited) Current Period from 01/01/2002 to 30/09/2002 $'000	(Unudited) Last Corresponding Period from 01/01/2001 to 30/09/2001 $'000
Turnover	:	138,659	69,446
Profit/(Loss) from Operations	:	36,824	16,129
Finance cost	:	(15,763)	4,522
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	20,359	20,723
% Change Over the Last Period	:	-1.76%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.0211	RMB 0.0215
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	20,359	20,723
3rd Quarterly Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarterly Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Calvinna Yang
Title :Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the

that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

1/7/02 to\ 1/7/01 to\ 1/1/02 to\ 1/1/01 to
30/9/02 \ 30/9/01 \ 30/9/02 \ 30/9/01
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products
19,819 \ 14,216 \ 43,395 \ 29,997
Sales of computer products
20,592 \ 8,761 \ 61,834 \ 23,591
Provision of total solution contracts
12,279 \ 5,675 \ 33,430 \ 15,858
Total turnover
52,690 \ 28,652 \ 138,659 \ 69,446

3. Taxation

(a)Enterprise income tax (¡§EIT¡¨)

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed

by a 50% reduction of EIT from the fourth to the sixth year.

Beijing Beida Jade Bird Silicon Innovation Company Limited, a 60% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2002, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b)Value-added tax (¡§VAT¡¨)

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group¡¦s purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c)Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and nine months ended 30 September 2002 were based on the profit attributable to shareholders of approximately RMB10,721,000 and RMB20,359,000 (2001 - RMB7,264,000 and RMB20,723,000) and on the weighted average number of 964,000,000 shares in issue during the period. No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 - Nil)

THIRD QUARTERLY RESULTS REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2002

JBU

青鸟环宇
JADE BIRD UNIVERSAL

北 京 北 大 青 鳥 環 宇 科 技 股 份 有 限 公 司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited



青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2002

Highlights

- **Turnover is approximately RMB139 million, an increase of 100% as compared to the corresponding period last year.**
- **Operating profit is approximately RMB37 million, an increase of 128% as compared to the corresponding period last year.**
- **Earnings before interest, tax, depreciation, amortisation and minority interest is approximately RMB44 million, an increase of 126% as compared to the corresponding period last year.**
- **Earnings per share is RMB2.11 cents.**
- **The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited in August with an investment amount of RMB6 million, representing 60% of its equity interest. The Company has restructured the business of security integrated circuits so as to match the future development of integrated circuits business.**
- **The Company has established Wuhan Beida Jade Bird Netsoft Company Limited by end of September with an investment amount of RMB4.2 million, representing 51% of its equity interest, to develop the market in the middle part of China and to expand the product types.**
- **The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.**
- **The examination reports of JBDVRI and JBDVRT products have been awarded by the Security and Police Use Electronic Product Quality Testing Centre of the Public Security Ministry. The Security Technological Products Production Permit has also been obtained.**

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") together with its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three and nine months ended 30 September 2002 together with the unaudited comparative figures for the corresponding period in 2001 as follows:–

	Note	1/7/2002 to 30/9/2002 *RMB'000*	1/7/2001 to 30/9/2001 *RMB'000*	1/1/2002 to 30/9/2002 *RMB'000*	1/1/2001 to 30/9/2001 *RMB'000*
Turnover	2	52,690	28,652	138,659	69,446
Other income		460	–	1,090	–
Operating expenses:					
Material and equipment		(25,783)	(10,978)	(70,832)	(29,547)
Employment costs		(4,105)	(3,951)	(13,010)	(12,233)
Depreciation of fixed assets		(888)	(1,124)	(2,743)	(3,154)
Amortisation of goodwill and intangibles		(1,492)	–	(4,082)	–
Other operating expenses		(4,624)	(3,219)	(12,258)	(8,383)
Profit from operations		16,258	9,380	36,824	16,129
Interest income		648	2,283	2,918	8,993
Interest expense		(6,005)	(4,471)	(18,681)	(4,471)
Profit before taxation and minority interest		10,901	7,192	21,061	20,651
Taxation	3	(5)	–	(5)	–
Profit before minority interest		10,896	7,192	21,056	20,651
Minority interest		(175)	72	(697)	72
Profit attributable to shareholders		10,721	7,264	20,359	20,723
Retained earnings, beginning of period		50,802	27,611	41,164	14,152
Retained earnings, end of period		61,523	34,875	61,523	34,875
Earnings per share – basic (RMB cents)	4	1.11	0.75	2.11	2.15

1. **Principal activities and basis of presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Analysis of turnover is as follows:

	1/7/2002 to 30/9/2002 *RMB'000*	**1/7/2001 to 30/9/2001** *RMB'000*	**1/1/2002 to 30/9/2002** *RMB'000*	**1/1/2001 to 30/9/2001** *RMB'000*
Sales of embedded systems and related products	19,819	14,216	43,395	29,997
Sales of computer products	20,592	8,761	61,834	23,591
Provision of total solution contracts	12,279	5,675	33,430	15,858
Total turnover	52,690	28,652	138,659	69,446

3. **Taxation**

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

Beijing Beida Jade Bird Silicon Innovation Company Limited, a 60% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2002, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) *Value-added tax ("VAT")*

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) *Business tax ("BT")*

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and nine months ended 30 September 2002 were based on the profit attributable to shareholders of approximately RMB10,721,000 and RMB20,359,000 (2001 - RMB7,264,000 and RMB20,723,000) and on the weighted average number of 964,000,000 shares in issue during the period.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 – Nil)

BUSINESS REVIEW

Introduction

For the three months ended 30 September 2002, the Group has achieved a turnover of approximately RMB52,690,000 and an operating profit of approximately RMB16,258,000. This represented an increase of 84% in revenue and 73% in operating profit as compared to the corresponding period last year.

For the nine months ended 30 September 2002, the Group has achieved a turnover of approximately RMB138,659,000 and an operating profit of approximately RMB36,824,000. This represented an increase of 100% in revenue and 128% in operating profit as compared to the corresponding period last year.

For the three months ended 30 September 2002, the profit attributable to shareholders increased by approximately RMB3,457,000 or 48% as compared to the corresponding period last year.

For the nine months ended 30 September 2002, due to a short-term bank loan interest of approximately RMB18,681,000 was paid, the profit attributable to shareholders slightly decreased by approximately RMB364,000 or 2% as compared to the corresponding period last year.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity and funds generated from operating activities.

As at 30 September 2002, the Group has cash on hand amounted to approximately RMB167 million and short-term bank loans amounted to approximately RMB363 million. Included in the short-term bank loans, a bridging bank loan of RMB360 million was applied to finance the investment in Semiconductor Manufacturing International Corporation.

Turnover

For the nine months ended 30 September 2002, approximately 31%, 45% and 24% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

Staff

At present, the Group has employed approximately 270 employees. Among the employees, 8 of them possess the doctor degree, 26 of them possess the master degree and 136 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 145 members. The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited and Wuhan Beida Jade Bird Netsoft Company Limited in the third quarter of year 2002. Thus, the number of employees of the Group increased by 50% as compared to the last quarter.

Embedded System

1. *Software*

   The Company has continued to encourage internally the use of small-scale embedded system software library for the enhancement of the Company's existing products, to improve the operation of the embedded system software library and to replenish new software components to the small-scale embedded system software library.

2. *Hardware – Embedded Microprocessor*

   The Company has developed the layout design by using embedded microprocessor as core.

3. *Hardware – ASIC*

   The Company has continued to replenish new cell/module to the library, and improve the existing units/modules. The combination of the new and old cell/module has improved the progress of the research and development of embedded systems products.

Product Development

1. *Security ICs*

   For the design and development of smart card chips, the Company has completed the development of chip operating system.

   The Company has also completed the development of three new product types : LPSRAM, HSRAM and SDRAM.

2. *Network Security Products*

   The Company has completed the stability and reliability tests of the firewall systems developed on "disk on chip" and hard disk and has commenced the manufacture and sales of the firewall systems. In addition, the Company has completed the technological test of the router net bridge firewall systems developed based on disk on chip and hard disk and has commenced the production.

   The Company has integrated the VPN function into the firewall system and has started the testing of the system.

The development of SJY01-A and SJY01-B data encryption card has been completed for hardware and internal programs, Linux and Unix drivers programs, establishment of security examination material, performance and stability tests and compilation of technology files.

The Company has also completed the development of SJY01-B1 data encryption card for hardware and internal programs, Linux drivers programs and performance and stability tests.

3. *Smart Card Application System*

The Company has conducted the research and network application of "All-in-One" IC cards and has promoted the "All-in-One" IC cards programs in armory and for campus security management in Peking University and Northeast Normal University.

4. *GPS Application System*

The Company has completed the testing and improvement of JB-350M specimen machine of the 3rd generation GPS application systems.

5. *Wireless Fire Alarm System ("WFAS")*

The Company has completed the finalization of place and route of PCB and design mold for the encoder and has improved the software for large screen display. The Company has also completed the design of the film-used control unit.

6. *Digital Video Recorder*

The designs of the models JBDVRT-8 and JBDVRI-16 digital video recorder have been finalized. The batch production and sales of the digital video recorder have been commenced.

The design of the model JBDVRII developed on MPEG-IV algorithm has been completed and under testing.

7. *Remote Meter-reading System*

The research and development of the data acquisition and supervisory system for distribution transformer has been completed and the examination of the system has also been commenced.

Production

1. *Security ICs*

The batch production of the 3rd generation security ICs has been commenced.

2. *Network Security Products*

The Company has produced approximately 160 sets of security firewall products.

3. *Smart Card Application System*

The Company has promoted the production and application of the "All-in-One" IC card application systems in armory, Peking University, Northeast Normal University, Northeast Agriculture University, Juran Furniture City, Inner Mongolia Prison Management Bureau and other projects.

4. *GPS Application System*

The Company has commenced the full production of JB230M and JB420M products and their evolved products.

5. *WFAS*

The Company has continued the full production of the existing fire alarm system products, including approximately 44,000 sets of fire alarm detector, 12,000 sets of module, 200 sets of controller.

6. *Digital Video Recorder*

The batch production of models JBDVRT-8 and JBDVRI-16 has been commenced.

7. *Remote Meter-reading System*

The Company has produced approximately 1,300 sets of low-pressure electrical meter-reading system.

Relevant Approvals and Permits

1. *Network Security Products*

The sales permit for Jade Bird Gateway Firewall JB-FW1 products has been renewed.

The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.

2. *Digital Video Recorder*

The examination reports of JBDVRI and JBDVRT products have been awarded by the Security and Police Use Electronic Product Quality Testing Centre of the Public Security Ministry. The Security Technological Products Production Permit has also been obtained.

Marketing Activities

The Company has cooperated with related government departments, local enterprises and various sales agents located in Yunan, Guizhou, Guangdong and Gansu provinces for holding network information security seminars as well as promoting firewall products.

The Company has continued to establish sales agents in the country and has newly contracted with 8 sales agents.

The Company has advertised in various magazines including "China Public Security", "Huicong Business Information", "China Public Security Index" and "Fire Prevention Technology and Product Information" published by China Fire Prevention Association, to promote the Company's products.

The Company has participated in "2002 Suzhou International Public Security Products and Technology Equipment Exhibition" during 18 to 21 September 2002 to promote the JBDVR digital video recorder products.

OUTLOOK

The Company has completed the investment of USD60 million in Semiconductor Manufacturing International Corporation ("SMIC"), which in turn owned 100% interest in Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"). SMIC Shanghai is the first foundry in China to implement a 0.18um logic process and reaches a production level of 15,000 wafers per month currently. SMIC Shanghai has also achieved the ISO14001 and ISO9001 certifications in June and July 2002 respectively. With the operation of Fab2 and Fab3 by end of September, SMIC Shanghai is expected to reach a production level of 30,000 wafers per month by the end of this year. Featuring an advanced copper process and in-house mask making services, SMIC Shanghai is the largest and most advanced full-scale 8-inch foundry in China.

In addition, SMIC Shanghai has excellent research and development and management teams, together with top-tier technology partners, including Toshiba and Fujitsu in Japan, Chartered in Singapore, and IMEC in Europe. In the future, SMIC Shanghai will continue to establish new partnerships with leading companies throughout the world to jointly develop more advanced process technology. As the operation of SMIC Shanghai is maturing, the Company expects that the return from the investment in SMIC would be one of the major sources of revenues in future.

The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited in August with an investment amount of RMB6 million, representing 60% of its equity interest. The Company has restructured the business of security integrated circuits so as to match the future development of integrated circuits business. The first phrase development includes mainly three product types : LPSRAM, HSRAM and SDRAM. These products have been sent to SMIC Shanghai for testing and trial production in October 2002. By restructuring the integrated circuits business, the Company expects that the revenue contributing from the security integrated circuits business would gradually increase.

The Company has established Wuhan Beida Jade Bird Netsoft Company Limited by end of September with an investment amount of RMB4.2 million, representing 51% of its equity interest. Its principal activities are research, development, production and sales of network management computer software and hardware products, network system and communication equipment, as well as the provision of network system integration services. With the establishment of the said company, the Company expects that the market share of the middle part of China would be further developed and also, the network management computer software, including the work order management, equipment management and product types would be further expanded.

For product promotion and sales distribution, the Company has participated in "The Fourth Shenzhen New and High Technology Product Exchange" and "The Ninth China International Fire Prevention Exhibition" in October 2002. The Company would continue to cooperate with the sales agent in Henan, Ningxia and Qinghai provinces and participate in various exhibition and promotion so as to increase the brand name awareness. The Company would also enhance the cooperation with government departments and major customers as well as extend the sales agent network in future.

To confront the severe market competition, the Company would endeavour to achieve the most efficient operating framework. The Company would also enhance the product research and development and minimize the operating costs so as to achieve a leading position in the embedded system industry and a significant market share in China.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 September 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002..

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2002, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2002, Beijing, the PRC

39

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2002

Highlights

- **Turnover is approximately RMB139 million, an increase of 100% as compared to the corresponding period last year.**

- **Operating profit is approximately RMB37 million, an increase of 128% as compared to the corresponding period last year.**

- **Earnings before interest, tax, depreciation, amortisation and minority interest is approximately RMB44 million, an increase of 126% as compared to the corresponding period last year.**

- **Earnings per share is RMB2.11 cents.**

- **The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited in August with an investment amount of RMB6 million, representing 60% of its equity interest. The Company has restructured the business of security integrated circuits so as to match the future development of integrated circuits business.**

- **The Company has established Wuhan Beida Jade Bird Netsoft Company Limited by end of September with an investment amount of RMB4.2 million, representing 51% of its equity interest, to develop the market in the middle part of China and to expand the product types.**

- **The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.**

- **The examination reports of JBDVRI and JBDVRT products have been awarded by the Security and Police Use Electronic Product Quality Testing Centre of the Public Security Ministry. The Security Technological Products Production Permit has also been obtained.**

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") together with its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three and nine months ended 30 September 2002 together with the unaudited comparative figures for the corresponding period in 2001 as follows :-

	Note	1/7/2002 to 30/9/2002	1/7/2001 to 30/9/2001	1/1/2002 to 30/9/2002	1/1/2001 to 30/9/2001
		RMB'000	RMB'000	RMB'000	RMB'000
Turnover	2	52,690	28,652	138,659	69,446
Other income		460	-	1,090	-
Operating expenses:					
Material and equipment		(25,783)	(10,978)	(70,832)	(29,547)
Employment costs		(4,105)	(3,951)	(13,010)	(12,233)
Depreciation of fixed assets		(888)	(1,124)	(2,743)	(3,154)
Amortisation of goodwill and intangibles		(1,492)	-	(4,082)	-
Other operating expenses		(4,624)	(3,219)	(12,258)	(8,383)
Profit from operations		16,258	9,380	36,824	16,129
Interest income		648	2,283	2,918	8,993
Interest expense		(6,005)	(4,471)	(18,681)	(4,471)
Profit before taxation and minority interest		10,901	7,192	21,061	20,651
Taxation	3	(5)	-	(5)	-
Profit before minority interest		10,896	7,192	21,056	20,651
Minority interest		(175)	72	(697)	72
Profit attributable to shareholders		10,721	7,264	20,359	20,723
Retained earnings, beginning of period		50,802	27,611	41,164	14,152
Retained earnings, end of period		61,523	34,875	61,523	34,875
Earnings per share - basic (RMB cents)	4	1.11	0.75	2.11	2.15

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

	1/7/2002 to 30/9/2002	1/7/2001 to 30/9/2001	1/1/2002 to 30/9/2002	1/1/2001 to 30/9/2001
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	19,819	14,216	43,395	29,997
Sales of computer products	20,592	8,761	61,834	23,591
Provision of total solution contracts	12,279	5,675	33,430	15,858
Total turnover	52,690	28,652	138,659	69,446

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

Beijing Beida Jade Bird Silicon Innovation Company Limited, a 60% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2002, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and nine months ended 30 September 2002 were based on the profit attributable to shareholders of approximately RMB10,721,000 and RMB20,359,000 (2001 – RMB7,264,000 and RMB20,723,000) and on the weighted average number of 964,000,000 shares in issue during the period.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 - Nil)

BUSINESS REVIEW

Introduction

For the three months ended 30 September 2002, the Group has achieved a turnover of approximately RMB52,690,000 and an operating profit of approximately RMB16,258,000. This represented an increase of 84% in revenue and 73% in operating profit as compared to the corresponding period last year.

For the nine months ended 30 September 2002, the Group has achieved a turnover of approximately RMB138,659,000 and an operating profit of approximately RMB36,824,000. This represented an increase of 100% in revenue and 128% in operating profit as compared to the corresponding period last year.

For the three months ended 30 September 2002, the profit attributable to shareholders increased by approximately RMB3,457,000 or 48% as compared to the corresponding period last year.

For the nine months ended 30 September 2002, due to a short-term bank loan interest of approximately RMB18,681,000 was paid, the profit attributable to shareholders slightly decreased by approximately RMB364,000 or 2% as compared to the corresponding period last year.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity and funds generated from operating activities.

As at 30 September 2002, the Group has cash on hand amounted to approximately RMB167 million and short-term bank loans amounted to approximately RMB363 million. Included in the short-term bank loans, a bridging bank loan of RMB360 million was applied to finance the investment in Semiconductor Manufacturing International Corporation.

Turnover

For the nine months ended 30 September 2002, approximately 31%, 45% and 24% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

Staff

At present, the Group has employed approximately 270 employees. Among the employees, 8 of them possess the doctor degree, 26 of them possess the master degree and 136 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 145 members. The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited and Wuhan Beida Jade Bird Netsoft Company Limited in the third quarter of year 2002. Thus, the number of employees of the Group increased by 50% as compared to the last quarter.

Embedded System

1. Software

The Company has continued to encourage internally the use of small-scale embedded system software library for the enhancement of the Company's existing products, to improve the operation of the embedded system software library and to replenish new software components to the small-scale embedded system software library.

2. Hardware – Embedded Microprocessor

The Company has developed the layout design by using embedded microprocessor as core.

3. Hardware – ASIC

The Company has continued to replenish new cell/module to the library, and improve the existing units/modules. The combination of the new and old cell/module has improved the progress of the research and development of embedded systems products.

Product Development

1. Security ICs

For the design and development of smart card chips, the Company has completed the development of chip operating system.

The Company has also completed the development of three new product types : LPSRAM, HSRAM and SDRAM.

2. Network Security Products

The Company has completed the stability and reliability tests of the firewall systems developed on "disk on chip" and hard disk and has commenced the manufacture and sales of the firewall systems. In addition, the Company has completed the technological test of the router net bridge firewall systems developed based on disk on chip and hard disk and has commenced the production.

The Company has integrated the VPN function into the firewall system and has started the testing of the system.

The development of SJY01-A and SJY01-B data encryption card has been completed for hardware and internal programs, Linux and Unix drivers programs, establishment of security examination material, performance and stability tests and compilation of technology files.

The Company has also completed the development of SJY01-B1 data encryption card for hardware and internal programs, Linux drivers programs and performance and stability tests.

3. Smart Card Application System

The Company has conducted the research and network application of "All-in-One" IC cards and has promoted the "All-in-One" IC cards programs in armory and for campus security management in Peking University and Northeast Normal University.

4. GPS Application System

The Company has completed the testing and improvement of JB-350M specimen machine of the 3rd generation GPS application systems.

5. *Wireless Fire Alarm System ("WFAS")*

The Company has completed the finalization of place and route of PCB and design mold for the encoder and has improved the software for large screen display. The Company has also completed the design of the film-used control unit.

6. *Digital Video Recorder*

The designs of the models JBDVRT-8 and JBDVRI-16 digital video recorder have been finalized. The batch production and sales of the digital video recorder have been commenced.

The design of the model JBDVRII developed on MPEG-IV algorithm has been completed and under testing.

7. *Remote Meter-reading System*

The research and development of the data acquisition and supervisory system for distribution transformer has been completed and the examination of the system has also been commenced.

Production

1. *Security ICs*

The batch production of the 3rd generation security ICs has been commenced.

2. *Network Security Products*

The Company has produced approximately 160 sets of security firewall products.

3. *Smart Card Application System*

The Company has promoted the production and application of the "All-in-One" IC card application systems in armory, Peking University, Northeast Normal University, Northeast Agriculture University, Juran Furniture City, Inner Mongolia Prison Management Bureau and other projects.

4. *GPS Application System*

The Company has commenced the full production of JB230M and JB420M products and their evolved products.

5. *WFAS*

The Company has continued the full production of the existing fire alarm system products, including approximately 44,000 sets of fire alarm detector, 12,000 sets of module, 200 sets of controller.

6. *Digital Video Recorder*

The batch production of models JBDVRT-8 and JBDVRI-16 has been commenced.

7. Remote Meter-reading System

The Company has produced approximately 1,300 sets of low-pressure electrical meter-reading system.

Relevant Approvals and Permits

1. Network Security Products

The sales permit for Jade Bird Gateway Firewall JB-FW1 products has been renewed.

The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.

2. Digital Video Recorder

The examination reports of JBDVRI and JBDVRT products have been awarded by the Security and Police Use Electronic Product Quality Testing Centre of the Public Security Ministry. The Security Technological Products Production Permit has also been obtained.

Marketing Activities

The Company has cooperated with related government departments, local enterprises and various sales agents located in Yunan, Guizhou, Guangdong and Gansu provinces for holding network information security seminars as well as promoting firewall products.

The Company has continued to establish sales agents in the country and has newly contracted with 8 sales agents.

The Company has advertised in various magazines including "China Public Security", "Huicong Business Information", "China Public Security Index" and "Fire Prevention Technology and Product Information" published by China Fire Prevention Association, to promote the Company's products.

The Company has participated in "2002 Suzhou International Public Security Products and Technology Equipment Exhibition" during 18 to 21 September 2002 to promote the JBDVR digital video recorder products.

OUTLOOK

The Company has completed the investment of USD60 million in Semiconductor Manufacturing International Corporation ("SMIC"), which in turn owned 100% interest in Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"). SMIC Shanghai is the first foundry in China to implement a 0.18um logic process and reaches a production level of 15,000 wafers per month currently. SMIC Shanghai has also achieved the ISO14001 and ISO9001 certifications in June and July 2002 respectively. With the operation of Fab2 and Fab3 by end of September, SMIC Shanghai is expected to reach a production level of 30,000 wafers per month by the end of this year. Featuring an advanced copper process and in-house mask making services, SMIC Shanghai is the largest and most advanced full-scale 8-inch foundry in China.

In addition, SMIC Shanghai has excellent research and development and management teams, together with top-tier technology partners, including Toshiba and Fujitsu in Japan, Chartered in Singapore, and IMEC in Europe. In the future, SMIC Shanghai will continue to establish new partnerships with leading companies throughout the world to jointly develop more advanced process technology. As the operation of SMIC Shanghai is maturing, the Company expects that the return from the investment in SMIC would be one of the major sources of revenues in future.

The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited in August with an investment amount of RMB6 million, representing 60% of its equity interest. The Company has restructured the business of security integrated circuits so as to match the future development of integrated circuits business. The first phrase development includes mainly three product types : LPSRAM, HSRAM and SDRAM. These products have been sent to SMIC Shanghai for testing and trial production in October 2002. By restructuring the integrated circuits business, the Company expects that the revenue contributing from the security integrated circuits business would gradually increase.

The Company has established Wuhan Beida Jade Bird Netsoft Company Limited by end of September with an investment amount of RMB4.2 million, representing 51% of its equity interest. Its principal activities are research, development, production and sales of network management computer software and hardware products, network system and communication equipment, as well as the provision of network system integration services. With the establishment of the said company, the Company expects that the market share of the middle part of China would be further developed and also, the network management computer software, including the work order management, equipment management and product types would be further expanded.

For product promotion and sales distribution, the Company has participated in "The Fourth Shenzhen New and High Technology Product Exchange" and "The Ninth China International Fire Prevention Exhibition" in October 2002. The Company would continue to cooperate with the sales agent in Henan, Ningxia and Qinghai provinces and participate in various exhibition and promotion so as to increase the brand name awareness. The Company would also enhance the cooperation with government departments and major customers as well as extend the sales agent network in future.

To confront the severe market competition, the Company would endeavour to achieve the most efficient operating framework. The Company would also enhance the product research and development and minimize the operating costs so as to achieve a leading position in the embedded system industry and a significant market share in China.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 September 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2002, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2002, Beijing, the PRC

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at 3rd Floor, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 13 November 2002 at 3:30 p.m. for the following purposes:-

1. To consider and approve the unaudited interim results of the Company and its subsidiaries for the nine months ended 30 September 2002 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 November 2002.

This announcement will remain on the "Latest Company Announcements" page of the

ii

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H shares in Beijing Beida Jade Bird Universal Sci-Tech Company Limited, you should, at once, hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSAL TO RENEW THE SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

Financial Adviser

TAI FOOK **Tai Fook Capital Limited**

A letter from the board of directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited dated 23rd October, 2002 is set out on pages 3 to 8 of this circular.

Notices convening a special general meeting of the shareholders of and separate class meetings of the holders of Promoters' Shares and H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited to be held at 11:00 a.m., 11:15 a.m. and 11:30 a.m. on 10th December, 2002, respectively at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong are set out on pages 14 to 20 of this circular. Whether or not you are able to attend the meetings, please complete and return the relevant enclosed reply slips and forms of proxy in accordance with the instructions printed thereon to the office of the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as practicable but in any event for the reply slips, on or before 19th November, 2002 and the forms of proxy not less than 24 hours before the respective time appointed for the holding of the special general meeting and separate class meetings of the holders of Promoters' Shares and H Shares. Completion of the forms of proxy will not preclude you from attending and voting at the meetings or any adjourned meeting or meetings should you so wish.

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

Page

DEFINITIONS

In this circular, unless the context requires otherwise, the following terms have the following meanings:

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Average Closing Price"	the average of the closing prices of the H Shares, as quoted on the Stock Exchange, for the 10 trading days immediately prior to the Latest Practicable Date
"Bridging Loan"	the bridging loan of RMB390 million extended by a bank to the Company to partially finance the subscription price for the Company's investment in SMIC, the details of which were set out in the circular of the Company dated 31st December, 2001
"Class Meetings"	separate meetings of the holders of Promoters' Shares and H Shares for the purpose of renewing, by a special resolution, the grant of the Specific Mandate to the Directors
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developer and integrated circuit designer in the PRC
"CSRC"	中國證券監督管理委員會(China Securities Regulatory Commission)
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	22nd October, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)
"Placing Agreement"	the placing agreement dated 27th June, 2002 entered into between the Company and the Placing Agent in relation to the placing of 140,000,000 new H Shares on a best effort basis
"PRC"	the People's Republic of China
"Promoters' Shares"	ordinary shares issued by the Company, with a nominal value of RMB0.10 per share, which were subscribed by the promoters of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	holders of the Promoters' Shares or the H Shares issued by the Company, with a nominal value of RMB0.10 per share
"SMIC"	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands in which the Company through a wholly-owned subsidiary has an interest of 5.29% as at the Latest Practicable Date
"Special General Meeting"	the special general meeting of the Company to be convened for approving, by a special resolution, the renewal of the Specific Mandate
"Specific Mandate"	the specific mandate granted by the Shareholders to the Directors pursuant to the special resolutions passed at the meeting of the Shareholders and holders of Promoters' Shares and H Shares on 20th February, 2002 to issue up to 140,000,000 new H Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	the lawful currency of the United States of America

Unless otherwise specified in this circular, amounts dominated in RMB or US$ have been translated, for the purpose of illustration only, into Hong Kong dollars as follows:

HK$0.94 = RMB1.00

HK$7.80 = US$1.00

No representation is made that any amounts in RMB, US$ or HK$ have been or could be converted at the above rate or at any other rates or at all.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Prof. Chen Zhong
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong
Prof. Liu Yue

Non-executive Directors:
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent non-executive Directors:
Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

23rd October, 2002

To Shareholders of the Company

Dear Sir/Madam,

PROPOSAL TO RENEW THE SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

INTRODUCTION

In view of the current stock market conditions, the Directors announced on 2nd October, 2002 their decision not to proceed with the placing of up to 140,000,000 new H Shares pursuant to the authority of the Specific Mandate granted by the Shareholders to the Directors on 20th February, 2002 for the time being. Accordingly, the Placing Agreement with the Placing Agent for the Placing Agent to place on a best effort basis the 140,000,000 new H Shares had lapsed.

To raise funds to reduce the Bridging Loan, which has been utilised to partially finance the Company's investment in SMIC, the Directors consider that it is in the interest of the Company to renew the Specific Mandate and to generally and unconditionally issue new H Shares at the appropriate time. For this purpose, the Directors intend to seek approval for the renewal of the Specific Mandate to generally and unconditionally issue up to 140,000,000 new H Shares from the Shareholders at the proposed Special General Meeting and Class Meetings.

The proposed issue of new H Shares upon renewal of the Specific Mandate constitutes a discloseable transaction under the GEM Listing Rules and, when completed, will not result in a change of control of the Company. The purpose of this circular is to provide you with further information on the proposal to renew the Specific Mandate and other additional information as required under the GEM Listing Rules.

EXPIRY OF THE SPECIFIC MANDATE

At the special general meeting and the class meetings of the Company held on 20th February, 2002, the Shareholders granted to the Directors the Specific Mandate to issue up to 140,000,000 new H Shares until the earliest of: (1) the conclusion of the next annual general meeting; (2) the end of 12 months from the passing of the relevant resolutions; or (3) the revocation or variation of the relevant resolutions. On 27th June, 2002, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Placing Agent agreed to place, on a best effort basis, the new H Shares at a price not less than HK$1.20 per H Share on or before 30th September, 2002. On 28th June, 2002, the Company held and concluded its 2001 annual general meeting and accordingly, the Specific Mandate expired upon conclusion of the annual general meeting, pending the placing of the new H Shares by the Placing Agent.

In view of the current stock market conditions and since the current market price of the H Shares was below the proposed placing price, the Directors announced on 2nd October, 2002 their decision not to proceed with the placing and that the Placing Agreement lapsed on 30th September, 2002.

REASON FOR RENEWAL OF THE SPECIFIC MANDATE AND USE OF PROCEEDS

As disclosed in the circular of the Company dated 31st December, 2001, the Company's investment of US$60 million (equivalent to HK$468 million) in SMIC was partly financed by the Bridging Loan of RMB390 million (equivalent to HK$366.6 million). As at the Latest Practicable Date, the principal amount outstanding under the Bridging Loan was approximately RMB360 million (equivalent to HK$338.4 million) following a partial repayment by the Company in July 2002. To further reduce the Bridging Loan and the interest burden of the Company, the Directors intend to obtain authorization from the Shareholders for renewal of the Specific Mandate and to generally and unconditionally issue up to 140,000,000 new H Shares at the appropriate time to reduce part of the Bridging Loan.

It is intended that the Specific Mandate, if successfully renewed at the Special General Meeting and the Class Meetings, will expire until the earliest of:

(1) the conclusion of the next annual general meeting of the Company;

(2) the end of 12 months from the passing of the relevant resolution; or

(3) the revocation or variation of the relevant resolution.

The Specific Mandate to issue up to 140,000,000 new H Shares was approved by the CSRC pursuant to an approval document from the CSRC dated 24th June, 2002. Upon renewal of the Specific Mandate, no further approval from the CSRC is required for the issue of the new H Shares under the renewed Specific Mandate. However, the Company will file with the CSRC copies of the documents relating to the proposed renewal of the Specific Mandate.

The Company may generally and unconditionally issue the new H Shares under the renewed Specific Mandate at a premium or a discount to the market price of the H Shares at the time of the placing. If the new H Shares are to be issued at a discount, the maximum discount to be given by the Directors in respect of each new H Share shall not be more than 15% discount to the average closing price of the H Shares quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s).

For reference and illustration purposes only, based on the Average Closing Price of HK$0.82 per H Share and the maximum number of 140,000,000 new H Shares that can be issued upon renewal of the Specific Mandate, the Company will raise net proceeds of approximately HK$114.8 million, which will be fully utilised for part repayment of the Bridging Loan. **Investors should note that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time of issue and such price may be at a premium or a discount to the above indicative price.** The Company will make further announcement at the time of issue of the new H Shares, particularly in relation to the issue price and the number of new H Shares to be issued.

POSSIBLE CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The maximum number of 140,000,000 new H Shares to be issued upon renewal of the Specific Mandate represents:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares as enlarged by the issue of the Placing Shares (assuming the maximum number of 140,000,000 new H Shares are issued upon renewal of the Specific Mandate); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the new H Shares (assuming the maximum number of 140,000,000 new H Shares are issued upon renewal of the Specific Mandate).

For reference and illustrative purposes only, the share capital and shareholding structure of the Company immediately before and after issuance of the new H Shares upon renewal of the Specific Mandate (assuming 140,000,000 new H Shares are fully issued) and if the proposed placing is successfully completed are as follows:

Ordinary Shares	Note	Immediately before the proposed Placing Number of shares	%	Immediately after the proposed Placing Number of shares	%
Promoters' Shares					
Peking University	1	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	2	220,000,000	22.82	220,000,000	19.93
Other promoters		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

   (a) 85,000,000 shares held by Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan"), which is beneficially wholly-owned by Peking University;

   (b) 110,000,000 shares held by Beijing Beida Jade Bird Software System Co. ("Jade Bird Software"), which is beneficially wholly-owned by Peking University;

   (c) 18,400,000 shares held through Beijing Beida Jade Bird Limited ("Jade Bird") , which is approximately 46% owned by Peking University; and

   (d) 7,945,350 shares held through Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), which is approximately 10.60% owned by Peking University.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the main board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies.

BUSINESS OF THE GROUP

The Company and its subsidiaries are principally engaged in the design and development, manufacturing, marketing distribution and sale of embedded technology and embedded system products.

APPLICATION FOR LISTING

The Company will apply to the GEM Listing Committee for the listing of and permission to deal in the new H Shares to be issued pursuant to the renewed Specific Mandate.

SPECIAL GENERAL MEETING

The notice convening the Special General Meeting at which a special resolution will be proposed to, among other things, renew the Specific Mandate to generally and unconditionally issue up to 140,000,000 new H Shares, the net proceeds of which will be fully used to repay the Bridging Loan, and to approve the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of up to 140,000,000 new H Shares, is set out on pages 14 to 15 of this circular.

A reply slip for use at the Special General Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:00 a.m. 10th December, 2002 is enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002.

A proxy form for use at the Special General Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:00 a.m. 10th December, 2002 is also enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Special General Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Special General Meeting or at any adjourned meeting should you so wish.

CLASS MEETING OF THE HOLDERS OF PROMOTERS' SHARES

The notice of the Class Meeting of the holders of Promoters' Shares is set out on pages 16 to 17 of this circular. At the Class Meeting of the holders of Promoters' Shares, a special resolution will be proposed for the holders of Promoters' Shares to, among other things, approve the renewal of the Specific Mandate to generally and unconditionally issue up to 140,000,000 new H Shares and the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of up to 140,000,000 new H Shares.

A reply slip for use at the Class Meeting of the holders of Promoters' Shares to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:15 a.m. (or immediately after the conclusion or adjournment of the Special General Meeting) on 10th December, 2002 is enclosed. Whether or not you intend to attend the Class Meeting of the holders of Promoters' Shares, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002.

A proxy form for use at the Class Meeting of the holders of Promoters' Shares to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:15 a.m. (or immediately after the conclusion or adjournment of the Special General Meeting) on 10th December, 2002 is also enclosed. Whether or not you intend to attend the Class Meeting of the holders of Promoters' Shares, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Class Meeting of the holders of Promoters' Shares. Completion and return of the proxy form will not preclude you from attending and voting in person at the Class Meeting of the holders of Promoters' Shares or at any adjourned meeting should you so wish.

CLASS MEETING OF THE HOLDERS OF H SHARES

The notice of the Class Meeting of the holders of H Shares is set out on pages 18 to 20 of this circular. At the Class Meeting of the holders of H Shares, a special resolution will be proposed for the holders of existing H Shares to, among other things, approve the renewal of the Specific Mandate to generally and unconditionally issue up to 140,000,000 new H Shares and the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of up to 140,000,000 new H Shares.

A reply slip for use at the Class Meeting of the holders of H Shares to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:30 a.m. (or immediately after the conclusion or adjournment of the Class Meeting of the holders of Promoters' Shares) on 10th December, 2002 is enclosed. Whether or not you intend to attend the Class Meeting of the holders of H Shares, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002.

A proxy form for use at the Class Meeting of the holders of H Shares to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:30 a.m. (or immediately after the conclusion or adjournment of the Class Meeting of the holders of Promoters' Shares) on 10th December, 2002 is also enclosed. Whether or not you intend to attend the Class Meeting of the holders of H Shares, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Class Meeting of the holders of H Shares. Completion and return of the proxy form will not preclude you from attending and voting in person at the Class Meeting of the holders of H Shares or at any adjourned meeting should you so wish.

RECOMMENDATIONS

The Directors consider that the proposed renewal of the Specific Mandate to the Directors to generally and unconditionally issue up to 140,000,000 new H Shares, the proposed issue of the new H Shares pursuant thereto and the proposed use of the entire net proceeds to repay the Bridging Loan which has been utilised to finance the Company's investment in SMIC, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the Special General Meeting and the Class Meetings.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendix to this circular.

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests in shares of the Company

As at the Latest Practicable Date, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company or their respective associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance").

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a declaration of trust made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company ("Jade Bird Software"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sei-Tech Company Limited ("Beijing Tianqiao") and their respective subsidiaries and associated companies and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), which is a substantial shareholder of the Company holding approximately 22.82% of the Company's issued share capital.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the supervisors of the Company had any interest in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance

(including interests which they are deemed or taken to have under section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, or are required pursuant to Rules 5.40 to 5.59 of the GEM Listing Rules to be notified to the Company and the Stock Exchange.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5th July, 2000.

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for an initial term of three years commencing from 29th March, 2000 (being the date of incorporation of the Company).

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoter Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Jade Bird Software *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao (collectively the "Jade Bird Group"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% beneficially owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% beneficially owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% beneficially owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, a company whose shares are listed on the main board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at the Latest Practicable Date.

5. SHARE CAPITAL

The authorized share capital of the Company as at the Latest Practicable Date is as follows:

	Number of issued shares	**Nominal value**	**Paid up capital**
	'000	*RMB'000*	*RMB'000*
Existing Issued Shares:			
Promoters' Shares	700,000	70,000	70,000
H Shares	264,000	26,400	26,400
	964,000	96,400	96,400

Note: Promoters' Shares and H Shares are both ordinary shares in the share capital of the Company with nominal value of RMB0.10 each.

6. SPONSOR'S INTEREST

None of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at the Latest Practicable Date.

Pursuant to the sponsor's agreement dated 19th July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July 2000 to 31st December 2002.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at the Latest Practicable Date.

7. MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

8. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

9. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

10. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The appointed auditors and reporting accountants of the Company is Messrs. Ernst & Young, Certified Public Accountants at 15th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(f) The compliance officer of the Company is Prof. Zhang Wan Zhong. Prof. Zhang graduated from Peking University with a Master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University and was the authorised representative and general manager of Peking University Science Information Technology Company.

(g) The qualified accountant and company secretary of the Company is Ms. Yang Chau Ming. Ms. Yang holds a Bachelor degree in accounting from the Hong Kong Polytechnic University and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants.

(h) The Company has established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has two members, namely the two independent non-executive Directors, Mr. Chin Man Chung, Ambrose and Prof. Nan Xiang Hao. Mr. Chin holds a Master degree in literature from Peking University and is currently a professor of the Faculty of History of Fudan University. Prof. Nan is currently a part-time professor in the graduate school of the University of Science & Technology of China. Prof. Nan was awarded various science awards such as 國家科技進步二等獎(the Second Prize of State Technological Achievement).

(i) Dealings in the H Shares will be settled through the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, and investors should seek the advice from their stockbroker or other professional adviser for details of those settlement arrangement and how such arrangements will affect their rights and interest.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of the Shareholders of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 10th December, 2002 at 11:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following as a special resolution:

SPECIAL RESOLUTION

"THAT:

(a) the specific mandate to issue up to 140,000,000 new H Shares granted by the Shareholders to the Directors pursuant to the resolutions passed at the special general meeting and class meetings held on 20th February, 2002 (the "Specific Mandate") be renewed and the Directors be and are hereby generally and unconditionally authorised to allot, issue and deal with additional H Shares in the capital of the Company pursuant to the renewed Specific Mandate and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) the renewed Specific Mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the renewed Specific Mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the shareholders of the Company in a general meeting,

whichever is the earliest;

(b) the net proceeds from the proposed issue of the new H Shares pursuant to the renewed Specific Mandate contemplated herein (a) shall only be used to repay the bank loan used by the Company to partially finance the subscription price paid by the wholly-owned subsidiary of the Company for its investment in Semiconductor Manufacturing International Corporation;

(c) upon successful completion of the proposed issue of new H Shares, such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issue of up to 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 28th June, 2002 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 23rd October, 2002

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. The H Share register of shareholders of the Company will be closed from 9th November, 2002 to 10th December, 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Promoter's Shares or H Shares whose names appear on the register of shareholders of the Company at 4:00 p.m. on 8th November, 2002 will be entitled to attend and vote at the Special General Meeting.

2. Any Shareholders entitled to attend and vote at the Special General Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Special General Meeting on his behalf. A proxy needs not be a Shareholder.

3. A voting proxy form of the Special General Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for holding the Special General Meeting or any adjournment thereof.

4. Shareholders who intend to attend the Special General Meeting should complete the enclosed "REPLY SLIP FOR SPECIAL GENERAL MEETING" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2865 0990.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF CLASS MEETING OF THE HOLDERS OF PROMOTERS' SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of Promoters' Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 10th December, 2002 at 11:15 a.m. (or immediate after the Special General Meeting of the Shareholders at the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT:

(a) the specific mandate to issue up to 140,000,000 new H Shares granted by the Shareholders to the Directors pursuant to the resolutions passed at the special general meeting and class meetings held on 20th February, 2002 (the "Specific Mandate") be renewed and the Directors be and are hereby generally and unconditionally authorised to allot, issue and deal with additional H Shares in the capital of the Company pursuant to the renewed Specific Mandate and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) the renewed Specific Mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the renewed Specific Mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the shareholders of the Company in a general meeting,

whichever is the earliest;

(b) the net proceeds from the proposed issue of the new H Shares pursuant to the renewed Specific Mandate contemplated herein (a) shall only be used to repay the bank loan used by the Company to partially finance the subscription price paid by the wholly-owned subsidiary of the Company for its investment in Semiconductor Manufacturing International Corporation;

(c) upon successful completion of the proposed issue of new H Shares, such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issue of up to 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 28th June, 2002 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 23rd October, 2002

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. Any holder of Promoters' Share entitled to attend and vote at the Class Meeting of the holders of Promoters' Shares convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Class Meeting of the holders of Promoters' Shares on his behalf. A proxy needs not be a holder of Promoters' Shares of the Company.

2. A voting proxy form of the Class Meeting of the holders of Promoters' Shares is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for holding the Class Meeting of the holders of Promoters' Shares or any adjournment thereof.

3. Holders of Promoters' Shares who intend to attend the Class Meeting of the holders of Promoters' Shares should complete the enclosed "REPLY SLIP FOR CLASS MEETING OF THE HOLDERS OF PROMOTERS' SHARES" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2865 0990.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 10th December, 2002 at 11:30 a.m. (or immediate after the Special General Meeting of the Shareholders and the Class Meeting of the holders of Promoters' Shares of the holders of the Promoters' Shares at the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT:

(a) the specific mandate to issue up to 140,000,000 new H Shares granted by the Shareholders to the Directors pursuant to the resolutions passed at the special meeting and class meetings held on 20th February, 2002 (the "Specific Mandate") be renewed and the Directors be and are hereby generally and unconditionally authorised to allot, issue and deal with additional H Shares in the capital of the Company pursuant to the renewed Specific Mandate and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) the renewed Specific Mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the renewed Specific Mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the shareholders of the Company in a general meeting,

whichever is the earliest;

(b) the net proceeds from the proposed issue of the new H Shares pursuant to the renewed Specific Mandate contemplated herein (a) shall only be used to repay the bank loan used by the Company to partially finance the subscription price paid by the wholly-owned subsidiary of the Company for its investment in Semiconductor Manufacturing International Corporation;

(c) upon successful completion of the proposed issue of new H Shares, such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issue of up to 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 28th June, 2002 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 23rd October, 2002

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

Notes:

1. The H Share register of shareholders of the Company will be closed from 9th November, 2002 to 10th December, 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of H Shares whose names appear on the register of shareholders of the Company at 4:00 p.m. on 8th November, 2002 will be entitled to attend and vote at the Class Meeting of the holders of H Shares.

2. Any holder of H Shares entitled to attend and vote at the Class Meeting of the holders of H Shares convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Class Meeting of the holders of H Shares on his behalf. A proxy needs not be a holder of H Shares of the Company.

3. A voting proxy form of the Class Meeting of the holders of H Shares is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for holding the Class Meeting of the holders of H Shares or any adjournment thereof.

4. Holders of H Shares who intend to attend the Class Meeting of the holders of H Shares should complete the enclosed "REPLY SLIP FOR CLASS MEETING OF THE HOLDERS OF H SHARES" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before 19th November, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2865 0990.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of the Company dated 2 October 2002 (the "Announcement") and to the press articles (the "Press Articles") which appeared in some of the newspapers of 4 October 2002 relating to amongst other things, the proposed placing of the new H Shares of the Company pursuant to the Specific Mandate (the "Proposed Placing"). The Directors have noted that certain of the Press Articles reported that the Company intends to cease to proceed with the Proposed Placing. Definitions and terms used herein, unless otherwise defined, shall bear the same meanings as defined in the Announcement.

The Directors would like to clarify that as stated in the Announcement, the Company will not proceed with the Proposed Placing for the time being due to poor market sentiment and that the Placing Agreement lapsed on 30 September 2002. The Company will continue to proceed with the Proposed Placing at an appropriate time after the renewal of the Specific Mandate at the forthcoming Special General Meeting and Class Meetings.

The Company will make further announcement at the time of placing of the new H Shares and the details of the placing.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 7 October 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website

KK

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSAL TO RENEW THE SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES AND POSSIBLE DISCLOSEABLE TRANSACTION UPON PLACING OF NEW H SHARES PURSUANT TO THE RENEWED SPECIFIC MANDATE

Financial adviser

Tai Fook Capital Limited

In view of the current stock market conditions, the Directors have decided not to proceed with the placing of the 140,000,000 new H shares granted to the Directors pursuant to the authority of the Specific Mandate dated 20th February, 2002. Accordingly, the Placing Agreement with the Placing Agent for the Placing Agent to place on a best effort basis the 140,000,000 new H Shares will lapse.

The Company's investment in SMIC was partly financed by the Bridging Loan. To raise funds to reduce the Bridging Loan, the Directors consider that it is in the interest of the Company to renew the Specific Mandate to issue new H Shares and to place the new H Shares at the appropriate time. Pursuant to an approval document from the CSRC dated 24th June, 2002, the Specific Mandate to issue up to 140,000,000 new H Shares was approved by the CSRC. For this purpose, the Directors intend to seek approval for renewal of the Specific Mandate to issue up to 140,000,000 new H Shares from the Shareholders at the proposed SGM and Class Meetings.

The maximum number of 140,000,000 new H Shares proposed to be issued upon the renewal of the Specific Mandate represents approximately 53.03% and 14.52% of the existing issued H Shares and the entire issued share capital of the Company respectively. For reference and illustration purposes only, based on the Average Closing Price of approximately HK$0.98 per H Share and the maximum number of 140,000,000 new H Shares that can issued upon the renewal of the Specific Mandate, the Company will raise approximately HK$137,000,000 net proceeds, which will be fully utilised for part repayment of the Bridging Loan.

Investors should note that the proposed placing of new H Shares under the renewed Specific Mandate may or may not proceed and that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time of issue and such price may be at a premium or a discount to the prevailing share price of the H Shares. The Company will make further announcement at the time of the placement of the new H Shares, particularly in relation to the issue price and the number of new H Shares to be issued.

A circular containing further details of the proposal to renew the Specific Mandate and notices convening the SGM and Class Meetings will be despatched to Shareholders as soon as practicable.

Reference is made to the announcement of the Company dated 27th June, 2002 relating to the proposed placing of 140,000,000 new H Shares. References are also made to the circular dated 31st December, 2001 relating to the Company's investment in SMIC and the Specific Mandate for the issue of up to 140,000,000 new H Shares and the announcements of the Company dated 5th and 25th September, 2001 respectively.

Expiry of the Specific Mandate

At the special general meeting and the class meetings of the Company held on 20th February, 2002, the Shareholders granted to the Directors the Specific Mandate to issue up to 140,000,000 new H Shares until the earliest of: (1) the conclusion of the next annual general meeting; (2) the end of 12 months from the passing of the relevant resolution; or (3) the revocation or variation of the relevant resolution. On 27th June, 2002, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Placing Agent agreed to place, on a best effort basis, the new H Shares at a price not less than HK$1.20 per H Share on or before 30th September, 2002. On 28th June, 2002, the Company held and concluded its 2001 annual general meeting and accordingly, the Specific Mandate expired upon conclusion of the annual general meeting, pending the placing of the new H Shares by the Placing Agent.

In view of the current stock market conditions and since the current market price of the H Shares is below the proposed placing price, the Directors have decided not to proceed with the placing and the Placing Agreement will lapse after 30th September, 2002.

Reason for Renewal of the Specific Mandate and Use of Proceeds

As disclosed in the circular of the Company dated 31st December, 2001, the Company's investment of US$60 million (RMB500 million) in SMIC was partly financed by the Bridging Loan of RMB390 million (US$47 million). As at the date of this announcement, the principal amount outstanding under the Bridging Loan is approximately RMB360 million following a partial repayment by the Company in July 2002. To further reduce the Bridging Loan and the interest burden of the Company, the Directors intend to obtain authorization by the Shareholders of the Company for renewal of the Specific Mandate and to place the new H Shares at the appropriate time to reduce part of the Bridging Loan. It is intended that the

Specific Mandate, if successfully renewed at the SGM and the Class Meetings, will expire until the earliest of:

(1) the conclusion of the next annual general meeting of the Company;

(2) the end of 12 months from the passing of the relevant resolution; or

(3) the revocation or variation of the relevant resolution.

Pursuant to an approval document from the CSRC dated 24th June, 2002, the Specific Mandate to issue up to 140,000,000 new H Shares was approved by the CSRC.

The Company may issue the new H Shares under the renewed Specific Mandate at a premium or a discount to the market price of the H Shares at the time of the placing. If the new H Shares are to be issued at a discount, the Directors will not issue the new H shares at an issue price per new H Share which is more than 15% discount to the average closing price of the H Shares quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s).

For reference and illustration purposes only, based on the Average Closing Price of approximately HK$0.98 per H Share and the maximum number of 140,000,000 new H Shares that can be issued upon renewal of the Specific Mandate, the Company will raise approximately HK$137,000,000 net proceeds, which will be fully utilised for part repayment of the Bridging Loan. **Investors should note that the proposed placing of new H Shares under the renewed Specific Mandate may or may not proceed and that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time of issue and such price may be at a premium or a discount to the above indicative price.** The Company will make further announcement at the time of issue of the new H Shares, particularly in relation to the issue price and the number of new H Shares to be issued.

Possible Change in Share Capital and Shareholding Structure

The maximum number of 140,000,000 new H Shares to be issued upon renewal of the Specific Mandate represents:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issue share capital of the Company;
- approximately 34.65% of the issued H Shares of the Company as enlarged by the issue of new H Shares to be issued upon renewal of the Specific Mandate (assuming the maximum number of 140,000,000 new H Shares are issued); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of new H Shares to be issued upon renewal of the Specific Mandate (assuming the maximum number of 140,000,000 new H Shares are issued).

For reference and illustrative purposes only, the share capital and shareholding structure of the Company immediately before and after issuance of the new H Shares upon renewal of the Specific Mandate (assuming 140,000,000 new H Shares are fully issued) are as follows:

		Immediately before the Placing		Immediately after the Placing	
Ordinary Shares	*Note*	**Number of shares**	**%**	**Number of shares**	**%**
Promoter shares					
Peking University	*1*	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	2	220,000,000	22.82	220,000,000	19.93
Other promoters		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

   (a) 85,000,000 shares held by Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan"), which is beneficially wholly-owned by Peking University;

   (b) 110,000,000 shares held by Beijing Beida Jade Bird Software System Co. ("Jade Bird Software"), which is beneficially wholly-owned by Peking University;

   (c) 18,400,000 shares held through Beijing Beida Jade Bird Limited ("Jade Bird") , which is approximately 46% owned by Peking University; and

   (d) 7,945,350 shares held through Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), which is approximately 10.60% owned by Peking University.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the Main Board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies.

Application for listing

The Company will apply to the GEM Listing Committee for the listing of and permission to deal in the new H Shares to be issued upon renewal of the Specific Mandate.

General

The proposed issue of the new H Shares upon renewal of the Specific Mandate constitutes a discloseable transaction for the Company under the GEM Listing Rules. Investors should note that no placing agreement will be entered into by the Company until the Specific Mandate is successfully renewed by way of Shareholders' approval at the SGM and Class Meetings respectively. A circular containing, among other things, further information on the proposed renewal of the Specific Mandate, the notices of the SGM and

Class Meetings to obtain Shareholders' approval for such purposes and information on the possible issue of new H Shares pursuant to the renewed Specific Mandate will be despatched to the Shareholders as soon as practicable.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Average Closing Price"	the closing price of the H Shares, as quoted on the Stock Exchange, for the 10 trading days immediately prior to the date of the this announcement
"Bridging Loan"	the bridging loan of RMB390 million extended by a bank to the Company to partially finance the subscription price for the Company's investment in SMIC, the details of which are set out in the circular of the Company dated 31st December, 2001
"Class Meetings"	separate meetings of the holders of H Shares and domestic shares for the purposes of renewing the grant of the Specific Mandate to the Directors
"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developer and integrated circuit designer in the PRC
"CSRC"	中國證券監督管理委員會 (China Securities Regulatory Commission)
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)

"Placing Agreement"	the conditional placing agreement dated 27th June, 2002 entered into between the Company and the Placing Agent for the placing by the Placing Agent on or before 30th September, 2002, on a best effort basis, of up to 140,000,000 new H Shares to be issued pursuant to the Specific Mandate
"RMB"	Renminbi, the lawful currency of the PRC
"SGM"	the special general meeting of the Shareholders of the Company to be convened for approving, by special resolution, renewal of the Special Mandate
"Shareholders"	holders of the H Shares and the domestic shares issued by the Company, with a nominal value of RMB0.10 each
"SMIC"	Semiconductor Manufacturing International Corporation, a company in which the Company has an interest of 5.29% as at the date of this announcement
"Specific Mandate"	the specific mandate granted by the Shareholders to the Directors pursuant to the meeting of the Shareholders on 20th February, 2002 to issue up to 140,000,000 new H Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2nd October, 2002.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

ll

Quarterly Results announcement form

Name of listed company	:Beijing Beida Jade Bird Universal Sci-Tech Company Limit(
Stock code	:8095
Year end date	:31/12/2002
Auditors' report :	Modified Qualified Unqualified x N/A

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

Currency: RMB'000

Quarterly Results Announcement		(Unaudited) Current Period from 01/01/2002 to 30/06/2002 RMB'000	(Unaudited) Last Corresponding Period from 01/01/2001 to 30/06/2001 RMB'000
Turnover	:	85,969	40,794
Profit/(Loss) from Operations	:	20,566	6,750
Finance cost	:	-10,406	6,710
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	9,638	13,460
% Change Over the Last Period	:	-28.40 %	
EPS / (LPS) - Basic	:	RMB1.00 cents	RMB1.40 cents
- Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	9,638	13,460
2nd Q Dividend per Share	:	Nil	Nil
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Q Dividend	:	N/A to	N/A bdi.
Payable Date	:	N/A	
B/C Dates for AGM/SGM	:	N/A to	N/A bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A to	N/A bdi.

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limit(

Signature :
Name : Calvinna Yang
Title :Company Secretary

Responsibility statement

accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Principal activities and basis of presentation
The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.
The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover
Analysis of turnover is as follows:

	1/4/2002 to 30/6/2002	1/4/2001 to 30/6/2001	1/1/2002 to 30/6/2002	1/1/2001 to 30/6/2001
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	15,885	10,679	23,576	15,781
Sales of computer products	32,599	7,085	41,242	14,830
Provision of total solution services	9,752	9,518	21,151	10,183
Total turnover	58,236	27,282	85,969	40,794

3. Taxation
(a)Enterprise income tax ("EIT")
The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.
Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and establised in the Beijing New Technology Development Experimental Area and registered as a New and

year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year. No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b)Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c)Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and six months ended 30 June 2002 were based on the profit attributable to shareholders of approximately RMB5,169,000 and RMB9,638,000 (2001 - RMB11,056,000 and RMB13,460,000) and on the weighted average number of 964,000,000 shares in issue during the period. No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

With the approval by the shareholders, the Company plans to issue not more than 140,000,000 new H Shares by 30 September 2002 at the issue price of not less than HK$1.20 per share. Since the current market price of each share of the Company at 13 August 2002 is HK$1.08 which is lower than the aforesaid issue price per share, the directors of the Company are of the view that no diluted earnings per share is required to be presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 - Nil)

mm

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2002

Highlights

- **Turnover is RMB86 million, an increase of 111% as compared to the corresponding period last year.**
- **Operating profit is RMB21 million, an increase of 205% as compared to the corresponding period last year.**
- **Earnings before interest, tax, depreciation and amortisation is RMB24 million**
- **Profit attributable to shareholders is RMB10 million, a decrease of 28% as compared to the corresponding period last year.**
- **Earnings per share is RMB1.00 cents**
- **Beijing Jade Bird Haodi Electric System Company Limited currently has over 120,000 domestic users from Shangdong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.**
- **Established a DVR business unit for promoting the application of digital video recorder technology to public security and business administration.**
- **Jade Bird Gateway Firewall, JB-FW V2.2, has been awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize is one of the highest recognition in the software industry.**
- **Jade Bird GPS Monitoring System V2.0, has been awarded the Innovation Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Innovation Prize is recognition to the newly developed product which has potential in both the industry and the market.**

BUSINESS REVIEW

Introduction

For the period ended 30 June 2002, the Group has accomplished turnover of RMB85,969,000 and an operating profit of RMB20,566,000. This represented an increase of 111% in revenue and 205% in operating profit as compared to the corresponding period last year.

Due to the bank loans interest of RMB12,676,000 was paid during the period ended 30 June 2002, the profit attributable to shareholders was decreased by RMB3,822,000 or 28% as compared to the corresponding period last year.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity and funds generated from operating activities.

As at 30 June 2002, the Group has cash on hand of RMB299 million. In addition, the Group has short-term bank loans totalling RMB393 million. Included in the bank loans, a bank loan of RMB390 million has been renewed and reduced to RMB360 million in July 2002.

Turnover

For the period ended 30 June 2002, approximately 27%, 48% and 25% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

New Products

In February 2002, the Company has acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), which is engaged in the development and manufacture of remote automatic meter-reading systems. Its major products are low voltage remote meter reading system, charges meter reading system, medium voltage remote testing system, small district intelligent meter-reading system and small district wireless meter-reading system. Jade Bird Haodi currently has over 120,000 domestic users from Shangdong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.

In April 2002, the Company has established a DVR business unit for promoting the application of digital video recorder ("DVR") technology to the public security and business administration. The DVR technology has been developed and applied to improve the problems in recording mode, quality of resolution, instant image communication and image information storage.

Investment in Semiconductor Manufacturing International Corporation ("SMIC")

Approvals from the relevant PRC approving authorities have been obtained for the investment of USD60 million, representing 5.29% equity interest, in SMIC. SMIC held 100% equity interest in Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"). The principal business of SMIC Shanghai was manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products. SMIC Shanghai manufactured 8-inch wafers and the current production capacity was 5,000 to 10,000 wafers per month.

Awards

Jade Bird Gateway Firewall, JB-FW V2.2, has been awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize represented one of the highest recognition in the software industry.

Jade Bird GPS Monitoring System V2.0, has been awarded the Innovation Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Innovation Prize represented that the newly developed product has potential in both the industry and the market.

Staff

At present, the Group has employed approximately 180 employees. Among the employees, 8 of them possess the doctor degree, 15 of them possess the master degree and 85 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 109 members.

OUTLOOK

The research and development staff of the Group has been striving to innovate new products so as to achieve a leading position among the existing products in terms of product technology and application.

For integrated circuits, the Company is developing the 3rd generation Security ICs for application in the commercial information security system. It is expected that such products would be ready for sales in the market in the second half of this year. The Company has been actively seeking for cooperation with the cryptography algorithms research unit for developing new products. For example, the IP cores for symmetric key cryptography algorithms, IP cores for ECC, SoC for network data encryption and decryption. Preparation work for research and development has been done by the Company.

For network information security, the Company would strive to enhance the development of high speed main frame control system and the upgrade of network security products.

Jade Bird Haodi would develop new products to expand its market share, say, by establishing trial sales markets in Liaoning, Guizhou and Jiangxi provinces etc. It is expected that the medium and low voltage domestic users could be increased by 30,000 units.

The Company would further expand the application scope of the digital video recorder technology, including in finance, postal and communication, public security, sensitive government departments, transportation, medical and education etc. Particularly, because of the special requirement relating to the teller system and the automatic teller machines of the banking industry, the existing monitoring system is expected to be replaced by the digital video recorder technology in two to three years.

For marketing, the sales and marketing personnel of the Company has been negotiating with sales agents in Changchun, Shanghai, Tianjin, Jiangsu, Jiangxi, Inner Mongolia, Heilongjiang, Yunnan and Ningxia etc. for establishing sales agents network in order to enhance a greater market share and attract more customers. In addition, the Company would actively participate in exposition and seminars on high technology for obtaining more business and technology exchange opportunities.

The production and sales of SMIC Shanghai are running as planned, the Company expects that the return on the investment in SMIC could start to realize next year.

The management of the Company hopes that the placing of 140,000,000 new H Shares could be completed before the end of September of this year.

INTERIM RESULTS

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Note	1/4/2002 to 30/6/2002 RMB'000	1/4/2001 to 30/6/2001 RMB'000	1/1/2002 to 30/6/2002 RMB'000	1/1/2001 to 30/6/2001 RMB'000
Turnover	2	58,236	27,282	85,969	40,794
Other revenue		630	-	630	-
Operating expenses:					
Material and equipment		(35,136)	(10,705)	(45,049)	(18,569)
Employment costs		(5,104)	(4,735)	(8,905)	(8,282)
Depreciation of fixed assets		(944)	(1,052)	(1,855)	(2,030)
Amortisation of goodwill		(1,425)	-	(2,590)	-
Other operating expenses		(5,293)	(2,717)	(7,634)	(5,163)
Profit from operations		10,964	8,073	20,566	6,750
Interest income		1,205	2,983	2,270	6,710
Interest expense		(6,393)	-	(12,676)	-
Profit before taxation and minority interest		5,776	11,056	10,160	13,460
Taxation	3	-	-	-	-
Profit before minority interest		5,776	11,056	10,160	13,460
Minority interest		(607)	-	(522)	-
Profit attributable to shareholders		5,169	11,056	9,638	13,460
Retained earnings, beginning of period		45,633	16,556	41,164	14,152
Retained earnings, end of period		50,802	27,612	50,802	27,612
Earnings per share - basic (RMB cents)	4	0.54	1.15	1.00	1.40

A separate statement of recognised gains and losses is not presented because there were no recognised gains or losses other than the profit attributable to shareholders.

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30 June 2002 RMB'000	(Audited) 31 December 2001 RMB'000
Non-current assets :			
Fixed assets	5	9,490	9,400
Long-term investments	6	406,459	388,440
Goodwill		25,140	16,625
Total non-current assets		441,089	414,465
Current assets :			
Inventories	7	19,836	16,491
Prepayments and other current assets		63,252	33,144
Loans receivable		-	33,939
Trade receivables	8	32,449	40,507
Cash and bank deposits		299,282	292,826
Total current assets		414,819	416,907
Current liabilities :			
Short-term bank loans	9	393,060	393,060
Trade and other payables	10	7,909	11,874
Accrued liabilities and other payables		23,898	10,398
Deferred revenue		17,761	8,890
Taxes payable		1,314	1,595
Total current liabilities		443,942	425,817
Net current liabilities		(29,123)	(8,910)
Total assets less current liabilities		411,966	405,555
Minority interests		(3,151)	(1,558)
Net assets		408,815	403,997
Represented by :			
Share Capital		96,400	96,400
Reserves	11	261,613	266,433
Retained profit		50,802	41,164
Shareholders' Equity		408,815	403,997

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Note	30 June 2002
		RMB'000
Net cash inflow from operating activities		12,697
Returns on investments and servicing of finance		
Interest paid		(12,725)
Interest received		3,642
		3,614
Investing activities		
Decrease in bank deposits with maturity over three months		81,503
Additions of fixed assets		(1,638)
Repayments of loans		33,939
Increase in long-term investments		(20,688)
Acquisition of a business	12	(8,771)
		84,345
Increase in cash and cash equivalents		87,959
Cash and cash equivalents, beginning of period		114,623
Cash and cash equivalents, end of period		202,582

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

	1/4/2002 to 30/6/2002	1/4/2001 to 30/6/2001	1/1/2002 to 30/6/2002	1/1/2001 to 30/6/2001
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	15,885	10,679	23,576	15,781
Sales of computer products	32,599	7,085	41,242	14,830
Provision of total solution services	9,752	9,518	21,151	10,183
Total turnover	58,236	27,282	85,969	40,794

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and six months ended 30 June 2002 were based on the profit attributable to shareholders of approximately RMB5,169,000 and RMB9,638,000 (2001 – RMB11,056,000 and RMB13,460,000) and on the weighted average number of 964,000,000 shares in issue during the period.

With the approval by the shareholders, the Company plans to issue not more than 140,000,000 new H Shares by 30 September 2002 at the issue price of not less than HK$1.20 per share. Since the current market price of each share of the Company at 13 August 2002 is HK$1.09 which is lower than the aforesaid issue price per share, the directors of the Company are of the view that no diluted earnings per share is required to be presented as there were no dilutive potential ordinary shares outstanding.

5. Fixed Assets

	Six months ended 30/6/2002 RMB'000	Year ended 31/12/2001 RMB'000
Net book value, beginning of period/year	9,400	9,882
Additions	1,777	1,990
Attributable to acquisition of a business	171	1,855
Disposals	(3)	(385)
Depreciation	(1,855)	(3,942)
Net book value, end of period/year	9,490	9,400

6. Long-term Investment

Long-term investment represents the 5.29% equity interest in SMIC, a company incorporated in the Cayman Islands and principally engaged in holding an interest in SMIC Shanghai, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. The total consideration of the acquisition is US$60 million (equivalent to approximately RMB496 million). As at 30 June 2002, an amount of US$49 million (equivalent to approximately RMB405 million) had been paid to SMIC. Subsequent to 30 June 2002, the remaining amount of US$11 million (equivalent to approximately RMB91 million) was also paid to SMIC.

7. Inventories

	30/6/2002 RMB'000	31/12/2001 RMB'000
Raw materials	3,624	2,298
Work-in-progress	5,811	3,522
Finished goods	10,401	11,816
	19,836	17,636
Less: Provision for obsolete and slow-moving inventories	-	(1,145)
	19,836	16,491

As at 30 June 2002, no inventories (2001 – RMB841,000) were stated at net realizable value.

8. Trade Receivables

The Group normally grants to its customers credit periods ranging from three to six months. Aging analysis of trade receivables is as follows:

	30/6/2002 RMB'000	31/12/2001 RMB'000
0 to 3 months	28,845	35,123
3 to 6 months	3,223	5,339
6 to 12 months	296	45
Over 12 months	87	335
	32,451	40,842
Less : Provision for doubtful accounts	(2)	(335)
	32,449	40,507

9. Short-term bank loans

Short-term bank loans bear interest at approximately 5.31% to 6.435% per annum. Short-term bank loans are secured by :

a. certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,475,000; and

b. guarantees provided by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

10. Trade and Other Payables

Aging analysis of trade and other payables is as follows:

	30/6/2002	31/12/2001
	RMB'000	RMB'000
0 to 3 months	3,796	8,080
3 to 6 months	1,402	655
6 to 12 months	1,963	1,215
Over 12 months	748	1,924
	7,909	11,874

11. Movements in Consolidated Reserves

	Six months ended 30/6/2002				Year ended 31/12/2001
	Share premium	Statutory reserves	Proposed dividends	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Beginning of period	251,271	10,342	4,820	266,433	260,755
Transfer from retained profit to reserves	-	-	-	-	5,678
Declaration of dividend	-	-	-	-	4,820
Payment of dividend	-	-	(4,820)	(4,820)	(4,820)
End of period	251,271	10,342	-	261,613	266,433

12. Acquisition of a Business

During the period ended 30 June 2002, the Group acquired a subsidiary – Jade Bird Haodi. The fair value of the assets acquired and liabilities assumed were as follows :

	30/6/2002
	RMB'000
Cash and bank deposits	879
Inventories	4,730
Fixed assets, net	171
Accounts receivables	76
Advances to suppliers and other current assets	644
Accounts payables	(1,981)
Accrued expenses and other payables	(718)
Deferred revenue	(1,615)
Minority interests	(1,071)
Net assets acquired	1,115
Goodwill on acquisition	8,535
Total purchase price	9,650
Less : Cash and bank deposits of Jade Bird Haodi	(879)
Cash outflow on acquisition net of cash acquired	8,771

13. Related Party Transactions

Particulars of significant transactions between the Group and related parties are summarised below :

	Six months ended 30/6/2002	Six months ended 30/6/2001
	RMB'000	RMB'000
Sales of embedded systems products and provision of total solution services to :		
Peking University	196	84
Beijing Tianqiao Beida Jade Bird Sci-Tech Co Ltd ("Beijing Tianqiao")	5,973	287
Beijing Beida Jade Bird Tian Tong Information Construction Co Ltd	-	78
Aptec Beida Jade Bird Information Sci-Tech Co Ltd	948	-
Hunan Beida Jade Bird Sci-Tech Co Ltd	26	-
	7,143	449
Technical service fee paid/payable to Beijing Tianqiao	120	-
Rental expense for equipment paid/payable to The Institute of Microelectronics	630	-
Rental income for equipment received/receivable to The Institute of Microelectronics	630	-

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 - Nil)

SEGMENT INFORMATION

	Six months ended 30/6/2002	Six months ended 30/6/2001
	RMB'000	RMB'000
(a) Analysis by business segment (consolidated) is as follows:		
Turnover		
Global Positioning System application systems	445	22
Network security products	15,310	15,459
Wireless fire alarm systems	15,910	156
Application specific integrated circuits	4,997	4,699
Smart card application systems	1,733	5,628
Other embedded products	6,332	-
Trading of computer products	41,242	14,830
	85,969	40,794
Profit (Loss) attributable to shareholders		
Global Positioning System application systems	(351)	(606)
Network security products	9,765	8,273
Wireless fire alarm systems	8,555	(626)
Application specific integrated circuits	2,283	2,252
Smart card application systems	593	3,079
Other embedded products	2,310	-
Trading of computer products	3,491	3,524
Unallocated corporate expenses	(6,080)	(5,226)
Interest income	2,270	2,817
Interest expense	(12,676)	(27)
	10,160	13,460
Depreciation and amortisation		
Global Positioning System application systems	58	105
Network security products	365	385
Wireless fire alarm systems	1,929	23
Application specific integrated circuits	930	1,052
Smart card application systems	20	14
Other embedded products	161	-
Trading of computer products	63	-
Corporate office	919	451
	4,445	2,030

SEGMENT INFORMATION (Cont'd)

	Six months ended 30/6/2002	Six months ended 30/6/2001
	RMB'000	RMB'000
(b) An analysis by geographical location (consolidated) is as follows:		
Turnover*		
Mainland China	64,714	25,964
Hong Kong	21,255	14,830
	85,969	40,794
Profit attributable to shareholders		
Mainland China	8,557	11,796
Hong Kong	1,603	1,664
	10,160	13,460

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise.*

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002

1. Embedded Systems

1.1 Software

Encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products; Consummate operation of embedded system software library (e.g. adding change control, and synchronization control strategy)	The development of the compiling software of the embedded microprocessor has been completed and passed the performance test.
Replenish new software components to small-scale embedded system software library	The development of infrared remote control receive and dispatch system software has been completed.

1.2 Hardware

1.2.1 Embedded microprocessor

Encourage internally the use of embedded microprocessor	The proprietary 32-bit processing core has been adopted in the design of chip encryptor.
Transform the embedded microprocessor product into IP core so that IP library can be formed and IP library available for customers' trial use	The research of SoC bus has been completed and IP core was also added in the proprietary embedded microprocessor.
Integrate IP core with algorithm IP core and connect to EEPROM, ROM, RAM and other I/O bus to advocate employment of embedded microprocessor	The research on the realization of RSA encryption algorithm in ASIC products and the design of the algorithmic IP core have been completed. The EEPROM, Flash memory, RAM have been successfully integrated with the ASIC design and application of various kinds of information buses and I/O buses.

1.2.2 ASIC

Replenish new cell/module to the library	The library SCI interface module has been integrated with the encryption specific algorithm module.

Refine the existing cell/module	The circuit and domain designs of barrel shift register have been completed. The circuit design of $\Sigma-\Delta$ modulator has been completed and the domain design is to be completed. The domain design of the noise source has been completed. Transceiver and SIE module are still under research and development.
Amount to be financed by the net proceeds from the Placing : RMB11,000,000	**Amount utilized by the net proceeds from the Placing : RMB 6,000,000**

2. Products Development

2.1 Security ICs

Commence research, development and design of smart card	The technological preparation for the design and development of smart card chips has been completed. As the market for the relevant products is uncertain, feasibility study on smart card chips would be further enhanced.

2.2 Network Security Products

Commence research and development of high speed mainframe control system	The double chip and low-cost hardware design and software design of encryption card have been completed. The integration of transparent network bridge and VPN function in accordance with IPSEC standard is about to commence and under the basic technology testing stage. The firewall system platform based on the disk on chip has been newly developed. The integration is expected to complete at the next development stage.
Continue development of security gateway for e-commerce and bank electronic clearing system	The low-cost SJY01-B data encryption card is under performance testing.

2.3 Smart Card Application System

Continue research and develop application specific Smart Card Application System. Refine and improve intelligence household management	For the network chip card on LINUX application platform, research and development on the automatic application system, with the function of identity recognition and image collection has been conducted.

2.4 GPS Application System

Commence software design of 3rd generation GPS Application System JB-350M	Design of the 3rd generation GPS application system software for the public/specific network has been commenced. The central platform software of the public/specific network auto dispatch and monitor system has been developed. The GPS logistics auto-dispatch and monitor system based on WEB GIS technology has been examined and improved. For JB-350M GPS application system, debug on each sub-system as well as the whole system has been conducted.

2.5 WFAS

Complete development of the next generation WFAS	The development of wireless communications between controllers has been completed. The CRT software has been upgraded and enhanced with new functions so as to satisfy the need of customers, e.g. the system requirement of Zhongnanhai. The system has also passed the demonstration.
Amount to be financed by the net proceeds from the Placing : RMB13,000,000	**Amount utilized by the net proceeds from the Placing : RMB 4,300,000**

3. Production

3.1 Security ICs

Commence full-scale production of the 1st, 2nd and 3rd generation Security ICs	Full-scale production of the 1st and 2nd generation Security ICs has been commenced. The fabrication and testing of the 3rd generation Security ICs have been completed and now under trial application by customers.

3.2 Network Security Products

Commenced trial production of security gateway for e-commerce	The new 3.0 gateway firewall has passed the stability and reliability test as well as the examination conducted by the Ministry of Public Security. The manufacture of the product has been commenced and ready for distribution.
Continue production of existing Network Security Products	Fifty-five sets of gateway firewall products have been manufactured.

3.3 Smart Card Application System

Commence full-scale production of security and intelligent Smart Card Application System	The research and manufacture of the IC card and image-collecting security smart card have been commenced. The application of IC card in warehouse management project has also been commenced.
Commence trial production of intelligent household management	"All-in-one Card" products have been sold to educational and commercial institutions.
Continue production of existing Smart Card Application System	100 sets of smart card reading and writing apparatuses have been produced and installed in hotel and school campus.

3.4 GPS Application System

Trial sampling of (JB350M) products	The trial production of the vehicle box of JB-350M GPS application system has been completed.
Continue full-scale production of (JB230M) and (JB420M) products	Approximately 1,000 sets of vehicle boxes of JB-230M and JB-420M application systems have been produced.

3.5 WFAS

Commence full- scale production of 3rd generation WFAS products	The functions of the existing WFAS products have been improved. The modification and finalization of the design of the 3rd generation WFAS sample products have been completed.
Continue full-scale production and assembly of existing WFAS products	The production of the 3rd generation WFAS products has been commenced.

4. Relevant approvals and permits

In May 2002, the SJY01-B PCI Data Encryption Chip passed the technology examination and was granted the "Technology Examination Certificate" by China State Cryptography Control Authority Office ("CSCCAO").

In June 2002, the "SIK01 Secret Key Management Centre System" passed the security examination by CSCCAO.

Technological document of JB-350M terminal products and batch manufacturing license has been prepared for approval.

5. Marketing activities

5.1	Open representative offices and after sales service centre in Dalian	In June 2002, service centres in the Southwest provinces have been established. These centers are located in Yunnan, Guizhou, Sichuan, Hunan, Guangxi and Chongqing for promoting operation, sales and services so as to increase the management efficiency and assurance of after-sales service.
5.2	Continue placing advertisements in industry-related and professional magazines. Continue placing advertisements in relevant websites (e.g. sina.com, soho.com and other websites); Formulate advertisements on television	Fire alarm products were advertised in the magazines "Fire Alarm Technologies and Products Information" and "Asia Fire Prevention and Security". Prices of certain products were included in the magazine "Beijing Project Cost Information" as the market reference prices.
5.3	Establish a comprehensive sales network in China	Negotiation for establishment of sales agents network in Changchun, Shanghai, Tianjin, Jiangsu, Jiangxi, Neimenggu, Heilongjiang Yunnan and Ningxia etc.
5.4	Participate in professional and industry-related exhibitions in China	During 23 to 28 May, the Company has participated in the "China Beijing International Sci-Tech Industry Exposition" organized by the Ministry of Science and Technology, Ministry of Foreign Trade and Economic, Ministry of Education, Ministry of Information Industry and China Council for the Promotion of International Trade. During 5 to 7 June, the Company has participated in the "Network Information Security Products Exhibition" organized by the Ministry of Information Industry in Beijing.
5.5	Conduct trade show and seminars for the Company's new products	On 14 June, the Company has co-organized the "Network Security Technical Seminar" with the Zhejiang Provincial Government Information Centre in Hangzhou. During 26 to 28 June, the Company has participated in the "2002 China International Software Exposition and Technology Seminar in Beijing".
	Amount to be financed by the net proceeds from the Placing : RMB7,000,000	**Amount utilized by the net proceeds from the Placing : RMB 1,300,000**

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 June 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2002, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 August 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

INTERIM RESULTS REPORT
FOR THE PERIOD ENDED 30 JUNE 2002

青鸟环宇
JADE BIRD UNIVERSAL

北 京 北 大 青 鳥 環 宇 科 技 股 份 有 限 公 司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited



青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS REPORT
FOR THE PERIOD ENDED 30 JUNE 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS REPORT
FOR THE PERIOD ENDED 30 JUNE 2002

Highlights

- **Turnover is RMB86 million, an increase of 111% as compared to the corresponding period last year.**
- **Operating profit is RMB21 million, an increase of 205% as compared to the corresponding period last year.**
- **Earnings before interest, tax, depreciation and amortisation is RMB24 million.**
- **Profit attributable to shareholders is RMB10 million, a decrease of 28% as compared to the corresponding period last year.**
- **Earnings per share is RMB1.00 cents.**
- **Beijing Jade Bird Haodi Electric System Company Limited currently has over 120,000 domestic users from Shangdong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.**
- **Established a DVR business unit for promoting the application of digital video recorder technology to public security and business administration.**
- **Jade Bird Gateway Firewall, JB-FW V2.2, has been awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize is one of the highest recognition in the software industry.**
- **Jade Bird GPS Monitoring System V2.0, has been awarded the Innovation Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Innovation Prize is recognition to the newly developed product which has potential in both the industry and the market.**

BUSINESS REVIEW

Introduction

For the period ended 30 June 2002, the Group has accomplished turnover of RMB85,969,000 and an operating profit of RMB20,566,000. This represented an increase of 111% in revenue and 205% in operating profit as compared to the corresponding period last year.

Due to the bank loans interest of RMB12,676,000 was paid during the period ended 30 June 2002, the profit attributable to shareholders was decreased by RMB3,822,000 or 28% as compared to the corresponding period last year.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity and funds generated from operating activities.

As at 30 June 2002, the Group has cash on hand of RMB299 million. In addition, the Group has short-term bank loans totalling RMB393 million. Included in the bank loans, a bank loan of RMB390 million has been renewed and reduced to RMB360 million in July 2002.

Turnover

For the period ended 30 June 2002, approximately 27%, 48% and 25% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

New Products

In February 2002, the Company has acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), which is engaged in the development and manufacture of remote automatic meter-reading systems. Its major products are low voltage remote meter reading system, charges meter reading system, medium voltage remote testing system, small district intelligent meter-reading system and small district wireless meter-reading system. Jade Bird Haodi currently has over 120,000 domestic users from Shangdong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.

In April 2002, the Company has established a DVR business unit for promoting the application of digital video recorder ("DVR") technology to the public security and business administration. The DVR technology has been developed and applied to improve the problems in recording mode, quality of resolution, instant image communication and image information storage.

Investment in Semiconductor Manufacturing International Corporation ("SMIC")

Approvals from the relevant PRC approving authorities have been obtained for the investment of USD60 million, representing 5.29% equity interest, in SMIC. SMIC held 100% equity interest in Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"). The principal business of SMIC Shanghai was manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products. SMIC Shanghai manufactured 8-inch wafers and the current production capacity was 5,000 to 10,000 wafers per month.

Awards

Jade Bird Gateway Firewall, JB-FW V2.2, has been awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize represented one of the highest recognition in the software industry.

Jade Bird GPS Monitoring System V2.0, has been awarded the Innovation Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Innovation Prize represented that the newly developed product has potential in both the industry and the market.

Staff

At present, the Group has employed approximately 180 employees. Among the employees, 8 of them possess the doctor degree, 15 of them possess the master degree and 85 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 109 members.

OUTLOOK

The research and development staff of the Group has been striving to innovate new products so as to achieve a leading position among the existing products in terms of product technology and application.

For integrated circuits, the Company is developing the 3rd generation Security ICs for application in the commercial information security system. It is expected that such products would be ready for sales in the market in the second half of this year. The Company has been actively seeking for cooperation with the cryptography algorithms research unit for developing new products. For example, the IP cores for symmetric key cryptography algorithms, IP cores for ECC, SoC for network data encryption and decryption. Preparation work for research and development has been done by the Company.

For network information security, the Company would strive to enhance the development of high speed main frame control system and the upgrade of network security products.

Jade Bird Haodi would develop new products to expand its market share, say, by establishing trial sales markets in Liaoning, Guizhou and Jiangxi provinces etc. It is expected that the medium and low voltage domestic users could be increased by 30,000 units.

The Company would further expand the application scope of the digital video recorder technology, including in finance, postal and communication, public security, sensitive government departments, transportation, medical and education etc. Particularly, because of the special requirement relating to the teller system and the automatic teller machines of the banking industry, the existing monitoring system is expected to be replaced by the digital video recorder technology in two to three years.

For marketing, the sales and marketing personnel of the Company has been negotiating with sales agents in Changchun, Shanghai, Tianjin, Jiangsu, Jiangxi, Inner Mongolia, Heilongjiang, Yunnan and Ningxia etc. for establishing sales agents network in order to enhance a greater market share and attract more customers. In addition, the Company would actively participate in exposition and seminars on high technology for obtaining more business and technology exchange opportunities.

The production and sales of SMIC Shanghai are running as planned, the Company expects that the return on the investment in SMIC could start to realize next year.

The management of the Company hopes that the placing of 140,000,000 new H Shares could be completed before the end of September of this year.

INTERIM RESULTS

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Note	1/4/2002 to 30/6/2002 RMB'000	1/4/2001 to 30/6/2001 RMB'000	1/1/2002 to 30/6/2002 RMB'000	1/1/2001 to 30/6/2001 RMB'000
Turnover	2	58,236	27,282	85,969	40,794
Other revenue		630	–	630	–
Operating expenses:					
Material and equipment		(35,136)	(10,705)	(45,049)	(18,569)
Employment costs		(5,104)	(4,735)	(8,905)	(8,282)
Depreciation of fixed assets		(944)	(1,052)	(1,855)	(2,030)
Amortisation of goodwill		(1,425)	–	(2,590)	–
Other operating expenses		(5,293)	(2,717)	(7,634)	(5,163)
Profit from operations		10,964	8,073	20,566	6,750
Interest income		1,205	2,983	2,270	6,710
Interest expense		(6,393)	–	(12,676)	–
Profit before taxation and minority interest		5,776	11,056	10,160	13,460
Taxation	3	–	–	–	–
Profit before minority interest		5,776	11,056	10,160	13,460
Minority interest		(607)	–	(522)	–
Profit attributable to shareholders		5,169	11,056	9,638	13,460
Retained earnings, beginning of period		45,633	16,556	41,164	14,152
Retained earnings, end of period		50,802	27,612	50,802	27,612
Earnings per share – basic (RMB cents)	4	0.54	1.15	1.00	1.40

A separate statement of recognised gains and losses is not presented because there were no recognised gains or losses other than the profit attributable to shareholders.

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30 June 2002 RMB'000	(Audited) 31 December 2001 RMB'000
Non-current assets:			
Fixed assets	5	9,490	9,400
Long-term investments	6	406,459	388,440
Goodwill		25,140	16,625
Total non-current assets		441,089	414,465
Current assets:			
Inventories	7	19,836	16,491
Prepayments and other current assets		63,252	33,144
Loans receivable		–	33,939
Trade receivables	8	32,449	40,507
Cash and bank deposits		299,282	292,826
Total current assets		414,819	416,907
Current liabilities:			
Short-term bank loans	9	393,060	393,060
Trade and other payables	10	7,909	11,874
Accrued liabilities and other payables		23,898	10,398
Deferred revenue		17,761	8,890
Taxes payable		1,314	1,595
Total current liabilities		443,942	425,817
Net current liabilities		(29,123)	(8,910)
Total assets less current liabilities		411,966	405,555
Minority interests		(3,151)	(1,558)
Net assets		408,815	403,997
Represented by:			
Share Capital		96,400	96,400
Reserves	11	261,613	266,433
Retained profit		50,802	41,164
Shareholders' Equity		408,815	403,997

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Note	**30 June 2002** *RMB'000*
Net cash inflow from operating activities		12,697
Returns on investments and servicing of finance		
Interest paid		(12,725)
Interest received		3,642
		3,614
Investing activities		
Decrease in bank deposits with maturity over three months		81,503
Additions of fixed assets		(1,638)
Repayments of loans		33,939
Increase in long-term investments		(20,688)
Acquisition of a business	*12*	(8,771)
		84,345
Increase in cash and cash equivalents		87,959
Cash and cash equivalents, beginning of period		114,623
Cash and cash equivalents, end of period		202,582

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

	1/4/2002 to 30/6/2002	**1/4/2001 to 30/6/2001**	**1/1/2002 to 30/6/2002**	**1/1/2001 to 30/6/2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales of embedded systems and related products	15,885	10,679	23,576	15,781
Sales of computer products	32,599	7,085	41,242	14,830
Provision of total solution services	9,752	9,518	21,151	10,183
Total turnover	58,236	27,282	85,969	40,794

3. Taxation

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) *Value-added tax ("VAT")*

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) *Business tax ("BT")*

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three and six months ended 30 June 2002 were based on the profit attributable to shareholders of approximately RMB5,169,000 and RMB9,638,000 (2001 – RMB11,056,000 and RMB13,460,000) and on the weighted average number of 964,000,000 shares in issue during the period.

With the approval by the shareholders, the Company plans to issue not more than 140,000,000 new H Shares by 30 September 2002 at the issue price of not less than HK$1.20 per share. Since the current market price of each share of the Company at 13 August 2002 is HK$1.09 which is lower than the aforesaid issue price per share, the directors of the Company are of the view that no diluted earnings per share is required to be presented as there were no dilutive potential ordinary shares outstanding.

5. Fixed Assets

	Six months ended 30/6/2002 *RMB'000*	**Year ended 31/12/2001** *RMB'000*
Net book value, beginning of period/year	9,400	9,882
Additions	1,777	1,990
Attributable to acquisition of a business	171	1,855
Disposals	(3)	(385)
Depreciation	(1,855)	(3,942)
Net book value, end of period/year	9,490	9,400

6. Long-term Investment

Long-term investment represents the 5.29% equity interest in SMIC, a company incorporated in the Cayman Islands and principally engaged in holding an interest in SMIC Shanghai, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. The total consideration of the acquisition is US$60 million (equivalent to approximately RMB496 million). As at 30 June 2002, an amount of US$49 million (equivalent to approximately RMB405 million) had been paid to SMIC. Subsequent to 30 June 2002, the remaining amount of US$11 million (equivalent to approximately RMB91 million) was also paid to SMIC.

7. Inventories

	30/6/2002 *RMB'000*	**31/12/2001** *RMB'000*
Raw materials	3,624	2,298
Work-in-progress	5,811	3,522
Finished goods	10,401	11,816
	19,836	17,636
Less: Provision for obsolete and slow-moving inventories	–	(1,145)
	19,836	16,491

As at 30 June 2002, no inventories (2001 – RMB841,000) were stated at net realizable value.

8. Trade Receivables

The Group normally grants to its customers credit periods ranging from three to six months. Aging analysis of trade receivables is as follows:

	30/6/2002	31/12/2001
	RMB'000	*RMB'000*
0 to 3 months	28,845	35,123
3 to 6 months	3,223	5,339
6 to 12 months	296	45
Over 12 months	87	335
	32,451	40,842
Less: Provision for doubtful accounts	(2)	(335)
	32,449	40,507

9. Short-term bank loans

Short-term bank loans bear interest at approximately 5.31% to 6.435% per annum. Short-term bank loans are secured by:

a. certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,475,000; and

b. guarantees provided by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

10. Trade and Other Payables

Aging analysis of trade and other payables is as follows:

	30/6/2002	31/12/2001
	RMB'000	*RMB'000*
0 to 3 months	3,796	8,080
3 to 6 months	1,402	655
6 to 12 months	1,963	1,215
Over 12 months	748	1,924
	7,909	11,874

11. Movements in Consolidated Reserves

	Six months ended 30/6/2002				Year ended 31/12/2001
	Share premium	Statutory reserves	Proposed dividends	Total	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Beginning of period	251,271	10,342	4,820	266,433	260,755
Transfer from retained profit to reserves	–	–	–	–	5,678
Declaration of dividend	–	–	–	–	4,820
Payment of dividend	–	–	(4,820)	(4,820)	(4,820)
End of period	251,271	10,342	–	261,613	266,433

12. Acquisition of a Business

During the period ended 30 June 2002, the Group acquired a subsidiary – Jade Bird Haodi. The fair value of the assets acquired and liabilities assumed were as follows:

	30/6/2002
	RMB'000
Cash and bank deposits	879
Inventories	4,730
Fixed assets, net	171
Accounts receivables	76
Advances to suppliers and other current assets	644
Accounts payables	(1,981)
Accrued expenses and other payables	(718)
Deferred revenue	(1,615)
Minority interests	(1,071)
Net assets acquired	1,115
Goodwill on acquisition	8,535
Total purchase price	9,650
Less: Cash and bank deposits of Jade Bird Haodi	(879)
Cash outflow on acquisition net of cash acquired	8,771

13. Related Party Transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30/6/2002	**Six months ended 30/6/2001**
	RMB'000	*RMB'000*
Sales of embedded systems products and provision of total solution services to:		
Peking University	196	84
Beijing Tianqiao Beida Jade Bird Sci-Tech Co Ltd ("Beijing Tianqiao")	5,973	287
Beijing Beida Jade Bird Tian Tong Information Construction Co Ltd	–	78
Aptec Beida Jade Bird Information Sci-Tech Co Ltd	948	–
Hunan Beida Jade Bird Sci-Tech Co Ltd	26	–
	7,143	449
Technical service fee paid/payable to Beijing Tianqiao	120	–
Rental expense for equipment paid/payable to The Institute of Microelectronics	630	–
Rental income for equipment received/receivable to The Institute of Microelectronics	630	–

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 – Nil)

SEGMENT INFORMATION

	Six months ended 30/6/2002 *RMB'000*	Six months ended 30/6/2001 *RMB'000*
(a) Analysis by business segment (consolidated) is as follows:		
Turnover		
Global Positioning System application systems	445	22
Network security products	15,310	15,459
Wireless fire alarm systems	15,910	156
Application specific integrated circuits	4,997	4,699
Smart card application systems	1,733	5,628
Other embedded products	6,332	–
Trading of computer products	41,242	14,830
	85,969	40,794
Profit (Loss) attributable to shareholders		
Global Positioning System application systems	(351)	(606)
Network security products	9,765	8,273
Wireless fire alarm systems	8,555	(626)
Application specific integrated circuits	2,283	2,252
Smart card application systems	593	3,079
Other embedded products	2,310	–
Trading of computer products	3,491	3,524
Unallocated corporate expenses	(6,080)	(5,226)
Interest income	2,270	2,817
Interest expense	(12,676)	(27)
	10,160	13,460
Depreciation and amortisation		
Global Positioning System application systems	58	105
Network security products	365	385
Wireless fire alarm systems	1,929	23
Application specific integrated circuits	930	1,052
Smart card application systems	20	14
Other embedded products	161	–
Trading of computer products	63	–
Corporate office	919	451
	4,445	2,030

	Six months ended 30/6/2002 *RMB'000*	Six months ended 30/6/2001 *RMB'000*
(b) An analysis by geographical location (consolidated) is as follows:		
Turnover*		
Mainland China	64,714	25,964
Hong Kong	21,255	14,830
	85,969	40,794
Profit attributable to shareholders		
Mainland China	8,557	11,796
Hong Kong	1,603	1,664
	10,160	13,460

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise.*

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002
1. Embedded Systems	
1.1 Software	
Encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products; Consummate operation of embedded system software library (e.g. adding change control, and synchronization control strategy)	The development of the compiling software of the embedded microprocessor has been completed and passed the performance test.
Replenish new software components to small-scale embedded system software library	The development of infrared remote control receive and dispatch system software has been completed.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002
1.2 Hardware	
1.2.1 Embedded microprocessor	
Encourage internally the use of embedded microprocessor	The proprietary 32-bit processing core has been adopted in the design of chip encryptor.
Transform the embedded microprocessor product into IP core so that IP library can be formed and IP library available for customers' trial use	The research of SoC bus has been completed and IP core was also added in the proprietary embedded microprocessor.
Integrate IP core with algorithm IP core and connect to EEPROM, ROM, RAM and other I/O bus to advocate employment of embedded microprocessor	The research on the realization of RSA encryption algorithm in ASIC products and the design of the algorithmic IP core have been completed. The EEPROM, Flash memory, RAM have been successfully integrated with the ASIC design and application of various kinds of information buses and I/O buses.
1.2.2 ASIC	
Replenish new cell/module to the library	The library SCI interface module has been integrated with the encryption specific algorithm module.
Refine the existing cell/module	The circuit and domain designs of barrel shift register have been completed. The circuit design of $\Sigma - \Delta$ modulator has been completed and the domain design is to be completed. The domain design of the noise source has been completed. Transceiver and SIE module are still under research and development.
Amount to be financed by the net proceeds from the Placing: RMB11,000,000	**Amount utilized by the net proceeds from the Placing: RMB6,000,000**

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002
2. Products Development	
2.1 Security ICs	
Commence research, development and design of smart card	The technological preparation for the design and development of smart card chips has been completed. As the market for the relevant products is uncertain, feasibility study on smart card chips would be further enhanced.
2.2 Network Security Products	
Commence research and development of high speed mainframe control system	The double chip and low-cost hardware design and software design of encryption card have been completed. The integration of transparent network bridge and VPN function in accordance with IPSEC standard is about to commence and under the basic technology testing stage. The firewall system platform based on the disk on chip has been newly developed. The integration is expected to complete at the next development stage.
Continue development of security gateway for e-commerce and bank electronic clearing system	The low-cost SJY01-B data encryption card is under performance testing.
2.3 Smart Card Application System	
Continue research and develop application specific Smart Card Application System. Refine and improve intelligence household management	For the network chip card on LINUX application platform, research and development on the automatic application system, with the function of identity recognition and image collection has been conducted.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002
2.4 GPS Application System	
Commence software design of 3rd generation GPS Application System JB-350M	Design of the 3rd generation GPS application system software for the public/specific network has been commenced. The central platform software of the public/specific network auto dispatch and monitor system has been developed. The GPS logistics auto-dispatch and monitor system based on WEB GIS technology has been examined and improved. For JB-350M GPS application system, debug on each sub-system as well as the whole system has been conducted.
2.5 WFAS	
Complete development of the next generation WFAS	The development of wireless communications between controllers has been completed. The CRT software has been upgraded and enhanced with new functions so as to satisfy the need of customers, e.g. the system requirement of Zhongnanhai. The system has also passed the demonstration.
Amount to be financed by the net proceeds from the Placing: RMB13,000,000	**Amount utilized by the net proceeds from the Placing: RMB4,300,000**
3. Production	
3.1 Security ICs	
Commence full-scale production of the 1st, 2nd and 3rd generation Security ICs	Full-scale production of the 1st and 2nd generation Security ICs has been commenced. The fabrication and testing of the 3rd generation Security ICs have been completed and now under trial application by customers.
3.2 Network Security Products	
Commenced trial production of security gateway for e-commerce	The new 3.0 gateway firewall has passed the stability and reliability test as well as the examination conducted by the Ministry of Public Security. The manufacture of the product has been commenced and ready for distribution.
Continue production of existing Network Security Products	Fifty-five sets of gateway firewall products have been manufactured.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2002
3.3 Smart Card Application System	
Commence full-scale production of security and intelligent Smart Card Application System	The research and manufacture of the IC card and image-collecting security smart card have been commenced. The application of IC card in warehouse management project has also been commenced.
Commence trial production of intelligent household management	"All-in-one Card" products have been sold to educational and commercial institutions.
Continue production of existing Smart Card Application System	100 sets of smart card reading and writing apparatuses have been produced and installed in hotel and school campus.
3.4 GPS Application System	
Trial sampling of (JB350M) products	The trial production of the vehicle box of JB-350M GPS application system has been completed.
Continue full-scale production of (JB230M) and (JB420M) products	Approximately 1,000 sets of vehicle boxes of JB-230M and JB-420M application systems have been produced.
3.5 WFAS	
Commence full-scale production of 3rd generation WFAS products	The functions of the existing WFAS products have been improved. The modification and finalization of the design of the 3rd generation WFAS sample products have been completed.
Continue full-scale production and assembly of existing WFAS products	The production of the 3rd generation WFAS products has been commenced.

4. Relevant approvals and permits

In May 2002, the SJY01-B PCI Data Encryption Chip passed the technology examination and was granted the "Technology Examination Certificate" by China State Cryptography Control Authority Office ("CSCCAO").

In June 2002, the "SIK01 Secret Key Management Centre System" passed the security examination by CSCCAO.

Technological document of JB-350M terminal products and batch manufacturing license has been prepared for approval.

Business Objectives as stated in the Prospectus	**Actual business progress up to the end of 30 June 2002**
5. Marketing activities	
5.1 Open representative offices and after sales service centre in Dalian	In June 2002, service centres in the Southwest provinces have been established. These centers are located in Yunnan, Guizhou, Sichuan, Hunan, Guangxi and Chongqing for promoting operation, sales and services so as to increase the management efficiency and assurance of after-sales service.
5.2 Continue placing advertisements in industry-related and professional magazines. Continue placing advertisements in relevant websites (e.g. sina.com, soho.com and other websites); Formulate advertisements on television	Fire alarm products were advertised in the magazines "Fire Alarm Technologies and Products Information" and "Asia Fire Prevention and Security". Prices of certain products were included in the magazine "Beijing Project Cost Information" as the market reference prices.
5.3 Establish a comprehensive sales network in China	Negotiation for establishment of sales agents network in Changchun, Shanghai, Tianjin, Jiangsu, Jiangxi, Neimenggu, Heilongjiang Yunnan and Ningxia etc.
5.4 Participate in professional and industry-related exhibitions in China	During 23 to 28 May, the Company has participated in the "China Beijing International Sci-Tech Industry Exposition" organized by the Ministry of Science and Technology, Ministry of Foreign Trade and Economic, Ministry of Education, Ministry of Information Industry and China Council for the Promotion of International Trade. During 5 to 7 June, the Company has participated in the "Network Information Security Products Exhibition" organized by the Ministry of Information Industry in Beijing.
5.5 Conduct trade show and seminars for the Company's new products	On 14 June, the Company has co-organized the "Network Security Technical Seminar" with the Zhejiang Provincial Government Information Centre in Hangzhou. During 26 to 28 June, the Company has participated in the "2002 China International Software Exposition and Technology Seminar in Beijing".
Amount to be financed by the net proceeds from the Placing: RMB7,000,000	**Amount utilized by the net proceeds from the Placing: RMB1,300,000**

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 June 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in Company's the share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2002, the Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 August 2002.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Tuesday, 13 August 2002 at 3:30 p.m. for the following purposes:-

1. To consider and approve the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2002 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 August 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

PP

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Beida Jade Bird Universal Sci-Tech Company Limited, you should, at once, hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DISCLOSEABLE TRANSACTION
RELATING TO PLACING OF NEW H SHARES

Sole Placing Agent

TAI FOOK **Tai Fook Securities Company Limited**

This circular will remain on the GEM website at "www.hkgem.com" on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

DEFINITIONS

In this circular, unless the context requires otherwise, the following terms have the following meanings:

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Bank Loan"	the short-term bank loan of RMB390 million utilised by the Company to partially finance the payment of the consideration for the Company's investment in Semiconductor Manufacturing International Corporation, the details of which are set out in the circular of the Company dated 31st December, 2001
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developer and integrated circuit designer in the PRC
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16th July, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Minimum Issue Price"	the minimum issue price of HK$1.20 per Placing Share
"Placing"	the placing of the Placing Shares on a best effort basis pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)

"Placing Agreement"	the placing agreement dated 27th June, 2002 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Period"	the period commencing from the date of the Placing Agreement and expiring on 30th September, 2002
"Placing Shares"	up to 140,000,000 new H Shares to be issued by the Company pursuant to the Placing
"Shareholders"	holders of the H Shares and the promoter shares issued by the Company, with a nominal value of RMB0.10 per share
"Specific Mandate"	the specific mandate granted to the Directors pursuant to the special resolutions of the Shareholders passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 20th February, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar
"RMB"	Renminbi, the lawful currency of the PRC

Unless otherwise specified in this circular, amounts dominated in RMB have been translated, for the purpose of illustration only, into Hong Kong dollars as follows:

HK$0.94 = RMB1.00

No representation is made that any amounts in RMB or HK$ have been or could be converted at the above rate or at any other rates or at all.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Prof. Chen Zhong
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong
Prof. Liu Yue

Non-executive Directors:
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent non-executive Directors:
Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

18th July, 2002

To shareholders of the Company

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION RELATING TO PLACING OF NEW H SHARES

INTRODUCTION

On 27th June, 2002, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Company agreed to appoint the Placing Agent as the sole agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at an issue price to be agreed between the Company and the Placing Agent. The final issue price will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees but will not be less than the Minimum Issue Price.

The Placing constitutes a discloseable transaction under the GEM Listing Rules and, when completed, will not result in a change of control of the Company. The purpose of this circular is to provide you with further information on the Placing and other additional information as required under the GEM Listing Rules.

THE PLACING AGREEMENT

Date

27th June, 2002

Parties

(i) the Company as the issuer of the Placing Shares; and

(ii) the Placing Agent as the sole placing agent for the placing of the Placing Shares

The Placing Agent is, and the placees to be procured by the Placing Agent under the Placing will be, independent from and not connected with any of the promoters, Directors, chief executive, supervisors, substantial shareholders or management shareholders of the Company or their respective associates.

THE PLACING SHARES

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best effort basis, an aggregate of up to 140,000,000 new H Shares, which represents:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares as enlarged by the issue of the Placing Shares (assuming the maximum number of 140,000,000 new H Shares are placed pursuant to the Placing); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be placed by the Placing Agent to independent placees within the Placing Period by not more than 5 tranches.

The Placing Shares will be issued pursuant to the Specific Mandate for the issue of 140,000,000 new H shares duly passed by resolutions of the Shareholders at the Company's special general meeting and class meetings held on 20th February, 2002.

The Placing Shares, when fully paid, will rank pari passu in all respects with all the H Shares in issue or to be issued prior to the date of completion of the Placing.

ISSUE PRICE

The final issue price for the Placing, which is yet to be agreed between the Company and the Placing Agent, will be determined with reference to the market price of the H Shares at the time when the new H Shares are to be placed to the placees but will not be less than the minimum issue price of HK$1.20 per H Share. The Company will make an announcement once the final issue price is determined.

The Minimum Issue Price of HK$1.20 represents:

- a discount of approximately 4.0% to the closing price of HK$1.25 per H Share quoted on GEM on 27th June, 2002, being the date of the Placing Agreement;

- a discount of approximately 7.7% to the average closing price of approximately HK$1.30 per H Share quoted on GEM for the last 10 trading days prior to 27th June, 2002, being the date of the Placing Agreement;

- a premium of approximately 200% to the audited consolidated net tangible asset value of approximately RMB0.42 (or approximately HK$0.40) per H Share as at 31st December, 2001; and

- a premium of approximately 200% to the unaudited consolidated net tangible asset value of approximately RMB0.42 (or approximately HK$0.40) per H Share as at 31st March, 2002.

The Directors consider that the Minimum Issue Price, which was negotiated on an arm's length basis between the Company and the Placing Agent with reference to the prevailing market prices of the H Shares, is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

CONDITION OF THE PLACING AGREEMENT

Completion of the Placing Agreement is condition upon, among other things, the GEM Listing Committee granting the listing of and permission to deal in all of the Placing Shares. The Company will apply to the GEM Listing Committee for the listing and permission to deal in the Placing Shares. Completion of the Placing is expected to take place on or before 30th September, 2002, being the expiry date of the Placing Period.

CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The share capital and shareholding structure of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

		Immediately before the Placing		Immediately after the Placing	
Class of Shares	*Note*	**Number of shares**	**%**	**Number of shares**	**%**
Promoter shares					
Peking University	*1*	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	*2*	220,000,000	22.82	220,000,000	19.93
Other promoters		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

   (a) 85,000,000 shares held by Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan"), which is beneficially wholly-owned by Peking University;

   (b) 110,000,000 shares held by Beijing Beida Jade Bird Software System Co. ("Jade Bird Software"), which is beneficially wholly-owned by Peking University;

   (c) 18,400,000 shares held through Beijing Beida Jade Bird Limited ("Jade Bird") , which is approximately 46% owned by Peking University; and

   (d) 7,945,350 shares held through Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), which is approximately 10.60% owned by Peking University.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the main board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies.

Investors should note that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees.

Investors should also be aware that the Placing is not underwritten but on a best effort basis. There is no assurance that the Placing will be completed. Investors should therefore exercise caution when dealing in the H Shares.

REASON FOR THE PLACING AND USE OF PROCEEDS

Based on the Minimum Issue Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing, the net proceeds from the Placing will amount to approximately HK$164 million. Pursuant to the Specific Mandate, the entire net proceeds from the Placing shall be used to reduce the Bank Loan or to finance the consideration for the Company's investment in Semiconductor Manufacturing International Corporation.

As explained in the circular of the Company dated 31st December, 2001, the Directors consider that by utilizing the proceeds from the Placing to reduce the Bank Loan, the financial position of the Company will be significantly improved. In particular, the gearing ratio and the interest burden of the Company will be substantially reduced. The Directors further consider that the Placing will substantially strengthen the capital and shareholder base of the Company.

BUSINESS OF THE GROUP

The Company and its subsidiaries are principally engaged in the design and development, manufacturing, marketing distribution and sale of embedded technology and embedded system products.

APPLICATION FOR LISTING

The Company will apply to the GEM Listing Committee for the listing of and permission to deal in the Placing Shares.

Your attention is drawn to the general information set out in the appendix to this circular.

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests in shares of the Company

As at the Latest Practicable Date, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company or their respective associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu, all executive Directors, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu are also directors of Heng Huat.

By a declaration of trust made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company ("Jade Bird Software"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sei-Tech Company Limited ("Beijing Tianqiao") and their respective subsidiaries and associated companies and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), which is a substantial shareholder of the Company holding approximately 22.82% of the Company issued share capital.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the supervisors of the Company had any interest in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or

Part 1 of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5th July, 2000.

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for an initial term of three years commencing from 29th March, 2000 (being the date of incorporation of the Company).

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoter Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Jade Bird Software *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao (collectively the "Jade Bird Group"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, a company whose shares are listed on the main board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at the Latest Practicable Date.

5. SHARE CAPITAL

The authorized share capital of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

	Number of authorized and issued shares	**Nominal value**	**Paid up capital**
	'000	*RMB'000*	*RMB'000*
Existing Issued Shares:			
Promoter shares	700,000	70,000	70,000
H shares	264,000	26,400	26,400
	964,000	96,400	96,400
Shares to be issued:			
H shares to be issued under the Placing	140,000	14,000	14,000
	1,104,000	110,400	110,400

Note: Promoter Shares and H Shares are both ordinary shares in the share capital of the Company with nominal value of RMB0.10 each.

6. SPONSOR'S INTEREST

None of the Company's sponsor, Tai Fook Capital Limited (the "Sponsor" or "Tak Fook"), its directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at the Latest Practicable Date.

Pursuant to the sponsor's agreement dated 19th July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July 2000 to 31st December 2002.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at the Latest Practicable Date.

7. MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

8. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

9. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

10. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The appointed auditors and reporting accountants of the Company is Messrs. Ernst & Young, Certified Public Accountants at 15th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(f) The compliance officer of the Company is Prof. Zhang Wan Zhong. Prof. Zhang graudated from Peking University with a master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University and was the authorised representative and general manager of Peking University Science Information Technology Company.

(g) The qualified accountant and company secretary of the Company is Ms. Yang Chau Ming. Ms. Yang holds a bachelor degree in accounting from the Hong Kong Polytechnic University and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants.

(h) The Company has established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has two members, namely the two independent non-executive Directors, Mr. Chin Man Chung, Ambrose and Prof. Nan Xiang Hao. Mr. Chin, aged 35, holds a master degree in literature from the Peking University and is currently a professor of the Faculty of History of the Fudan University. Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎(the Second Prize of State Technological Achievement).

(i) Dealings in the H Shares may be settled through the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, and investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangement and how such arrangements will affect their rights and interest.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2001 AND CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND AUDIT COMMITTEE MEMBER AND CHANGE OF AUDITOR

The annual general meeting ("AGM") for the year 2001 of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was held at Meeting Room 403, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Friday, 28 June 2002 at 11:00a.m. Shareholders in person or by proxy in aggregate holding 683,155,000 shares carrying voting rights, representing 71% of the total share capital of the Company carrying voting rights, attended the AGM.

Each of the following resolutions was passed as an ordinary resolution at the AGM:-

1. The Report of the Directors for the year 2001 was approved;

2. The Report of the Supervisory Committee for the year 2001 was approved;

3. The audited consolidated financial statements for the year 2001 was approved;

4. The dividend distribution proposal for the year 2001 was approved as follows;

   A final cash dividend of RMB0.5 cents per share will be distributed to all the shareholders who names appeared on the register of members of the Company at 4:00 p.m. on 17 May 2002.

The Company would like to make the following explanatory statements in respect of the payment of the Company's final dividends:

(a) Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

$$\text{Final Dividend in Hong Kong Dollars} = \frac{\text{The RMB value of the final dividend}}{\text{The average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared}}$$

In respect of the Company's 2001 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 28 June 2002) was RMB1.00 to HK$0.94. Therefore, the dividend per H share of the Company, being RMB0.5 cents, will be HK$0.47 cents.

(b) The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent ("Receiving Agent") of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched by Hong Kong Registrars Limited on or before 31 July 2002 (Wednesday). Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.

5. The appropriation to statutory surplus reserve and statutory public welfare fund for the year 2001 was approved;

   In accordance with the laws and regulations in the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2001, approximately RMB3,785,000 and RMB1,893,000 have been appropriated to statutory reserve and statutory welfare fund, respectively.

6. The resignation of Ms. Liu Yong Ping as independent non-executive director and member of the audit committee of the Company was approved;

7. The appointment of Mr. Ambrose Chin Man Chung (Qian Wen Zhong) as independent non-executive director and member of the audit committee of the Company was approved;

8. The proposal of ceasing to engage Messrs. Arthur Andersen & Co as auditors of the Company was approved;

9. The proposal of appointing Messrs. Ernst & Young as auditors for the year 2002 was approved and the Directors were authorized to fix their remuneration;

10. The remuneration proposals for Directors and Supervisors of the Company for the year 2002 were approved.

The following resolution was passed as a special resolution at the AGM:-

1. Subject to and conditional upon approval of and permission to deal with the H Shares in the share capital of the Company, which are intended to be issued by the Company, by the Growth Enterprise Market of the Stock Exchange and approval of the resolution by the China Securities Regulatory Committee, a mandate was approved to be given to the board of Directors:

   (a) to place and/or issue Domestic Shares and/or H Shares within a period of twelve months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. limit");

   (b) to decide within the 20 per cent. limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

   (c) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

   such mandate to remain in effect for a period of twelve months from the date of passing of the renewal of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

Reference is also made to the Company's announcements dated 30 April 2002 in respect of the change of independent non-executive director and audit committee member and change of auditor.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, the PRC, 28 June 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DISCLOSEABLE TRANSACTION RELATING TO PLACING OF NEW H SHARES

Sole Placing Agent

Tai Fook Securities Company Limited

On 27th June, 2002, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Company agreed to appoint the Placing Agent as the sole agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at an issue price to be agreed between the Company and the Placing Agent. The final issue price will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees but will not be less than the Minimum Issue Price.

The maximum number of 140,000,000 new H Shares to be placed pursuant to the Placing Agreement represents approximately 53.03% and 14.52% of the existing issued H Shares and the entire issued share capital of the Company respectively.

The Minimum Issue Price was determined after arm's length negotiation between the Company and the Placing Agent and with reference to the prevailing market prices of the H Shares. The Minimum Issue Price of HK$1.20 per H Share represents a discount of approximately 4.0% to the closing price of HK$1.25 per H Share quoted on GEM on 27th June, 2002, being the last trading date of the H Shares immediately preceding the date of this announcement and a discount of approximately 7.8% to the average closing price of approximately HK$1.30 per H Share for the last 10 trading days ended 27th June, 2002.

Based on the Minimum Issue Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing Agreement, the net proceeds from the Placing will amount to approximately HK$164 million and will be fully utilised for the repayment of the Bank Loan as announced in the circular of the Company dated 31st December, 2001 in relation to the Company's investment in Semiconductor Manufacturing International Corporation.

Investors should note that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees.

Investors should also be aware that the Placing is not underwritten but on a best efforts basis. There is no assurance that the Placing will be completed. Investors should therefore exercise caution when dealing in the H Shares.

Further announcement will be made by the Company upon determination of the number and the final issue price of the Placing Shares.

A circular containing details of the Placing will be despatched to Shareholders on or before 18th July, 2002.

Reference is made to the announcements of the Company dated 5th September, 2001 and 25th September, 2001 respectively and the circular of the Company dated 31st December, 2001 relating to the Company's investment in Semiconductor Manufacturing International Corporation and the Specific Mandate for the issue of not more than 140,000,000 new H Shares.

On 24th June, 2002, the Company obtained the approval for the issue of up to 140,000,000 new H Shares by the China Securities Regulatory Commission. On 27th June, 2002, the Company entered into the Placing Agreement for the placing of the Placing Shares.

THE PLACING AGREEMENT DATED 27TH JUNE, 2002

Parties

(i) the Company as the issuer of the Placing Shares; and

(ii) the Placing Agent as the sole placing agent for the placing of the Placing Shares

The Placing Agent is, and the placees to be procured by the Placing Agent under the Placing will be, independent from and not connected with any of the promoters, Directors, chief executive, supervisors, substantial shareholders or management shareholders of the Company or their respective associates.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best efforts basis, an aggregate of up to 140,000,000 new H Shares, which represents:

- approximately 53.03% of the existing issued H Shares;
- approximately 14.52% of the existing entire issued share capital of the Company;
- approximately 34.65% of the issued H Shares of Company as enlarged by the issue of the Placing Shares (assuming the maximum number of 140,000,000 new H Shares are placed pursuant to the Placing); and
- approximately 12.68% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be placed by the Placing Agent to independent placees within the Placing Period by not more than 5 tranches.

The Placing Shares will be issued pursuant to the Specific Mandate.

The Placing Shares, when fully paid, will rank pari passu in all respects with all the H Shares in issue or to be issued prior to the date of completion of the Placing.

Issue Price

The final issue price for the Placing, which is yet to be agreed between the Company and the Placing Agent, will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees but will not be less than the minimum issue price of HK$1.20 per H Share. The Company will make an announcement once the final issue price is determined.

The Minimum Issue Price of HK$1.20 represents:

- a discount of approximately 4.0% to the closing price of HK$1.25 per H Share quoted on GEM on 27th June, 2002, being the last trading date of the H Shares immediately preceding the date of this announcement;
- a discount of approximately 7.8% to the average closing price of approximately HK$1.30 per H Share quoted on GEM for the last 10 trading days prior to 27th June, 2002, being the date of the Placing Agreement;
- a premium of approximately 200% to the audited consolidated net tangible asset value of approximately RMB0.42 (or approximately HK$0.40) per H Share as at 31st December, 2001; and
- a premium of approximately 200% to the unaudited consolidated net tangible asset value of approximately RMB0.42 (or approximately HK$0.40) per H Share as at 31st March, 2002.

The Directors consider that the Minimum Issue Price, which was negotiated on an arm's length basis between the Company and the Placing Agent with reference to the prevailing market prices of the H Shares, is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Condition of the Placing Agreement

Completion of the Placing Agreement is condition upon, among other things, the GEM Listing Committee granting the listing of and permission to deal in all of the Placing Shares. The Company will apply to the GEM Listing Committee for the listing and permission to deal in the Placing Shares. Completion of the Placing is expected to take place on or before 30th September, 2002, being the expiry date of the Placing Period.

REASON FOR THE PLACING AND USE OF PROCEEDS

Based on the Minimum Issue Price and the maximum number of 140,000,000 new H Shares that can be placed under the Placing, the net proceeds from the Placing will amount to approximately HK$164 million. Pursuant to the Specific Mandate, the entire net proceeds from the Placing shall only be used to reduce the Bank Loan.

As explained in the Circular, the Directors consider that by utilizing the proceeds from the Placing to reduce the Bank Loan will significantly improve the financial position of the Company. In particular, the gearing ratio and the interest burden of the Company will be substantially reduced. The Directors further consider that the Placing will substantially strengthen the capital and shareholder base of the Company.

CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The share capital and shareholding structure of the Company immediately before and after completion of the Placing (assuming an aggregate of 140,000,000 new H Shares are placed pursuant to the Placing) are as follows:

		Immediately before the Placing		Immediately after the Placing	
Class of Shares	*Note*	**Number of shares**	**%**	**Number of shares**	**%**
Promoter shares					
Peking University	*1*	221,345,350	22.96	221,345,350	20.05
Dynamic Win Assets Limited	2	220,000,000	22.82	220,000,000	19.93
Other promoters		258,654,650	26.83	258,654,650	23.43
		700,000,000	72.61	700,000,000	63.41
H Shares		264,000,000	27.39	404,000,000	36.59
		964,000,000	100.00	1,104,000,000	100.00

Notes:

1. Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

   (a) 85,000,000 shares held by Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan"), which is beneficially wholly-owned by Peking University;

   (b) 110,000,000 shares held by Beijing Beida Jade Bird Software System Co. ("Jade Bird Software"), which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares held through Beijing Beida Jade Bird Limited ("Jade Bird") , which is approximately 46% owned by Peking University; and

(d) 7,945,350 shares held through Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), which is approximately 10.60% owned by Peking University.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, the shares of which are listed on the Main Board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies.

Investors should note that the final issue price of the new H Shares will be determined with reference to the market price of the H Shares at the time when the new H Shares are placed to the placees.

Investors should also be aware that the Placing is not underwritten but on a best efforts basis. There is no assurance that the Placing will be completed. Investors should therefore exercise caution when dealing in the H Shares.

Further announcement will be made by the Company upon determination of the number and the final issue price of the Placing Shares.

A circular containing details of the Placing will be despatched to the Shareholders on or before 18th July, 2002.

APPLICATION FOR LISTING

The Company will apply to the GEM Listing Committee for the listing of and permission to deal in the Placing Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Bank Loan"	the short-term bank loan of RMB390 million utilised by the Company to partially finance the payment of the consideration for the Company's investment in Semiconductor Manufacturing International Corporation, the details of which are set out in the circular of the Company dated 31st December, 2001
"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a leading software developers and integrated circuit designer in the PRC
"Directors"	the directors of the Company

"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Minimum Issue Price"	the minimum issue price of HK$1.20 per Placing Share
"Placing"	the placing of the Placing Shares on a best efforts basis pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)
"Placing Agreement"	the placing agreement dated 27th June, 2002 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Period"	the period commencing from the date of the Placing Agreement and expiring on 30th September, 2002
"Placing Shares"	up to 140,000,000 new H Shares to be issued by the Company pursuant to the Placing
"Shareholders"	holders of the H Shares and the promoter shares issued by the Company, with a nominal value of RMB0.10 per share
"Specific Mandate"	the specific mandate granted to the Directors pursuant to the special resolution of the Shareholders passed in the Shareholders' meeting and class meetings of the holders of H Shares and promoter shares of the Company held on 20th February, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, conversion of Renminbi into HK dollars is calculated at the approximate exchange rate of HK$0.94 to RMB1.00. The use of such rate of exchange is not a representation that the Renminbi or HK dollars can be exchanged at this rate or at any other rates at all.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 27th June, 2002.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

55

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

("the Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

POSTPONEMENT OF ANNUAL GENERAL MEETING

Reference is made to the Company's announcement and Notice of Annual General Meeting dated 30 April 2002.

Reference is also made to the Company's announcements dated 6 September 2001 and 28 December 2001 and the Circular dated 31 December 2001 in relation to the investment in Semiconductor Manufacturing International Corporation and the specific mandate for the issue of new H Shares, which had been approved by the Company's shareholders and class shareholders on 20 February 2002. Issue of new H Shares by the Company pursuant to the specific mandate is, however, still subject to approval by the relevant PRC approving authorities.

The Company is now at the final stage of obtaining the approvals from the relevant PRC approving authorities in relation to the proposed issue of new H Shares. To enable the Company to issue the new H Shares before the conclusion of the 2001 Annual General Meeting, the Directors announce that the 2001 Annual General Meeting of the Company has been postponed from 18 June 2002 to 11:00 am on Friday, 28 June 2002 to be held at Meeting Room 403, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong.

All shareholders of the Company should note the change accordingly. The date of registration of the shareholders to attend and vote at the 2001 Annual General Meeting remains unchanged.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 June 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

Quarterly Results announcement form

Name of listed company :Beijing Beida Jade Bird Universal Sci-Tech Company Limit

Stock code :8095

Year end date :31/12/2002

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

Quarterly Results Announcement		(Unaudited) Current Period from 01/01/2002 to 31/03/2002 RMB'000		(Unaudited) Last Corresponding Period from 01/01/2001 to 31/03/2001 RMB'000
Turnover	:	27,733		13,512
Profit/(Loss) from Operations	:	9,602		-1,323
Finance cost	:	5,218		-3,727
Share of Profit/(Loss) of Associates	:	N/A		N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A
Profit/(Loss) after Taxation & MI	:	4,469		2,404
% Change Over the Last Period	:	85.90 %		
EPS / (LPS) - Basic	:	RMB 0.46 cents		RMB 0.25 cents
- Diluted	:	N/A		N/A
Extraordinary (ETD) Gain/(Loss)	:	0		0
Profit (Loss) after ETD Items	:	4,469		2,404
1st Q Dividend per Share	:	Nil		Nil
(specify if with other options)	:	N/A		N/A
B/C Dates for 1st Q Dividend	:	N/A	to	N/A bdi.
Payable Date	:	N/A		
B/C Dates for AGM/SGM	:	N/A	to	N/A bdi.
Other Distribution for Current Period	:	Nil		
B/C Dates for Other Distribution	:	N/A	to	N/A bdi.

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limit

Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.
The Directors acknowledge that the Stock Exchange has no responsibility

in connection with or relating to the Information.

Remarks:

1. Organization, principal activities and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's H shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

For the three months ended	31 March 2002	31 March 2001
	RMB'000	RMB'000
Sales of embedded systems and related products	7,691	5,102
Sales of computer products	8,643	7,745
Provision of total solution services	11,399	665
Total turnover	27,733	13,512

3. Taxation

(a)Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year. Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year. No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b)Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c)Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three months ended 31 March 2002 was based on the profit attributable to shareholders of approximately RMB4,469,000 (2001 : RMB2,404,000) and on the weighted average number of 964,000,000 shares in issue during the period.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2002

Highlights

- **Achieved a turnover of RMB27,733,000, representing an increase of 105% in turnover as compared to the corresponding period last year**
- **Accomplished a net profit of RMB4,469,000, representing an increase of 86% in net profit as compared to the corresponding period last year**
- **Earnings per share is RMB0.46 cents**
- **Acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited which is engaged in the development and manufacture of remote automatic meter-reading systems**
- **Two of the ASIC products, namely information security specific circuit and digital information encryption and decryption circuit, were granted Semiconductor Product Certificate by Beijing Economics Commission**
- **Contracted ten sales agents in Xinjiang Autonomous Region, Zhejiang, Jilin, Sichuan, Fujian and other provinces etc.**

FIRST QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2002 together with the unaudited comparative figures for the corresponding period in 2001 are as follows :.

	Note	For the three months ended 31 March 2002 RMB'000	For the three months ended 31 March 2001 RMB'000
Turnover	2	27,733	13,512
Operating expenses:			
Material and equipment		(9,913)	(7,864)
Employment costs		(3,801)	(3,547)
Depreciation of fixed assets		(911)	(978)
Amortisation of goodwill		(1,165)	-
Other operating expenses		(2,341)	(2,446)
Profit (Loss) from operations		9,602	(1,323)
Interest income		1,065	3,727
Interest expense		(6,283)	-
Profit before taxation and minority interest		4,384	2,404
Taxation	3	-	-
Profit before minority interest		4,384	2,404
Minority interest		85	-
Profit attributable to shareholders		4,469	2,404
Retained earnings, beginning of period		41,164	14,152
Retained earnings, end of period		45,633	16,556
Earnings per share-basic (RMB cents)	4	0.46	0.25

1. Organization, principal activities and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's H shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Analysis of turnover is as follows:

	For the three months ended	
	31 March 2002	31 March 2001
	RMB'000	RMB'000
Sales of embedded systems and related products	7,691	5,102
Sales of computer products	8,643	7,745
Provision of total solution services	11,399	665
Total turnover	27,733	13,512

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three months ended 31 March 2002 was based on the profit attributable to shareholders of approximately RMB4,469,000 (2001 – RMB2,404,000) and on the weighted average number of 964,000,000 shares in issue during the period.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 - Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a stable and sustained operating results for the first quarter of this financial year. For the three months ended 31 March 2002, the Company has accomplished a revenue of RMB 27,733,000 and a net profit of RMB 4,469,000. This represented an increase of 105% in revenue and 86% in net profit as compared to the corresponding period last year.

For the period ended 31 March 2002, approximately 28%, 31% and 41% of the revenue were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

1. Embedded System

Software

The Company has completed the development on compiling software of the embedded microprocessor. Performance of the software is to be further tested and improved.

Hardware – Embedded Microprocessor

The Company has adopted the proprietary 32-bit processing core in the design of chip encryptor. Such chip is under development.

To facilitate various embedded applications, the Company has added IP core in its proprietary embedded microprocessor. With wishbone as the SoC bus, the interfaces of the standard IP library are integrated to the main line and make the system more user-friendly. Development on this product is to be completed in the second quarter.

The Company has conducted research on the realization of RSA encryption algorithm in ASIC products and has designed the algorithmic IP core. The chip has EEPROM, RAM and other I/O Buses, and can be integrated into the microprocessor core in the chip encryptor.

Hardware – ASIC

The Company has endeavored to add new units/modules to the library and to improve existing units/modules. Apart from the above-mentioned RSA encryption algorithm IP cores, the Company has also integrated to the library SCI interface module and encryption specific algorithm module, which enhances the research and development of the embedded systems in future.

2. Product Development

GPS Application System

The Company has commenced the design on the software of 3rd generation GPS application systems, and has developed the central platform software of the public/specific network auto dispatch and monitor system. The Company has also tested and improved the GPS logistics auto dispatch and monitor system based on WEB GIS technology. For JB-350M GPS application system, the Company has carried out debug on each sub-system and also conducted several debug on the whole system.

The Company has tested and improved the JB-350M GPS navigation product and conducted the technological preparations for scaled production.

Network Security Products

The Company has actively carried out the development on specific network security products and enhanced the product performance according to the needs of customers.

JB-FW gateway firewall: The Company has completed the development on V3.0 firewall products. The newly developed gateway is based on a reliable and stable core and with multi-functions such as state inspection, transparent proxy, remote management, hot back-up and attack protection. The product is under reliability and stability testing.

High-speed encryptor: Debug on the encryption card has been basically concluded. The RSA algorithm has been partly realized but further improvement is required. Compilation of the low-level control software has been continued. The Company has also completed the Ipsec revision, development of customer's end and key management center. Currently, chip integration testing has been commenced.

Technological documents of SJY01-A/SJY01-B have been prepared and submitted to China State Cryptography Control Authority Office ("CSCCAO"). Based on customers' requirements, the Company has upgraded certain functions of SJY01-B PCI data encryption card, and has applied it for pilot application in several programs.

Wireless Fire Alarm System ("WFAS")

The Company has developed the 1st generation forest fire alarm system and applied the system in Xiaoxing Anling Region. Research and development of the 2nd generation forest fire alarm system has been launched.

Development on Zhongnanhai WFAS network has been classified into the application GIS, application wireless distribution network, application GPS transmission technology and application diagram display system.

ASIC Products

The Company has undertaken the technological preparations for the design and development of smart card chips. As the market for the relevant products is uncertain, feasibility study on smart card chips would be further enhanced.

Smart Card Application System

The Company has conducted research and development on the application of IC cards in corporate and campus security management.

3. Production

GPS Application System

The Company has conducted trial production of the vehicle box of JB-350M GPS application system.

The Company has also produced about one thousand sets of vehicle boxes of JB-230M and JB-420M satellite monitor and dispatch systems.

Network Security Products

The Company has produced twenty-four sets of firewall and gateway products and thirteen sets have been sold.

WFAS

The Company has commenced the trial production of the 3rd generation WFAS products. Based on the existing fire alarm technologies, the Company has conducted development on LCD (liquid crystal display) of the fire alarm system. The Company has also conducted strategy examination of the remote service system in the fire alarm system which included software development, linkage download and error analysis of the remote service system in the fire alarm system.

ASIC Products

The Company has completed the fabrication of the 3rd generation security ICs and conducted preparation for testing. Both testing and packaging are expected to complete in the next quarter.

Smart Card Application System

The Company has applied security smart card application systems according to the requirements of enterprises, living districts and hotels. The Company has also continued production and application of the existing smart card application systems in the projects of Zhengda Convention Center of Peking University, China Food Bureau, China Statistics Bureau and other tasks.

According to the safety production management requirement of enterprises, the Company has commenced the entry and exit control project.

4. Relevant Approvals and Permits

GPS Application System

The existing research and development of GPS application system products does not require any approval or permit from relevant authorities.

Network Security Products

The Company is now applying for "First Class Information System Security Service Certificate" from China National Information Security Testing Evaluation and Certification Center (CNISTEC). Relevant procedures are being carried out.

Technological documents of SJY01-B PCI Data Encryption Chip have been prepared and submitted to CSCCAO for appraisal.

The project of SIK01 Secret Key Management Center has also been submitted to CSCCAO for security review.

WFAS

The Company is preparing and planning to submit the technological materials and standards of the 3rd generation WFAS products to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof test and acceptance.

ASIC Products

The existing research and development of the 3rd generation Security ICs does not require any approval or permit from relevant authorities.

The Company has been granted certificate for semiconductor design by Beijing Economics Commission. Two of the Company's ASIC products, namely information security specific circuit and digital information encryption and decryption circuit, were granted Semiconductor Product Certificate by Beijing Economics Commission.

Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system projects. Relevant applications would be submitted according to the development progress.

5. Marketing Activities

The Company has actively engaged in the establishment of national sales network and has recently contracted ten sales agents in Xinjiang Autonomous Region, Zhejiang, Jilin, Sichuan, Fujian and other provinces etc.

In order to promote fire alarm devices and the related after sale services, Hebei Jade Bird Universal Fire Alarm Device Company Limited has planned to establish service center in Sichuan province, and has commenced the preparation for establishment.

The Company has contracted to advertise the fire alarm products in the magazine "Asia Fire Alarm and Security" for the coming year. The Company has also made advertisements on the fire alarm products in the second issue of year 2002 of "Fire Alarm Technologies and Products Information".

OUTLOOK

Although the market demand for information technology products is usually lower in the first quarter, the Company has maintained a stable development in this first quarter.

For research and development, the development on security ICs and specific ICs would be further enhanced as the relevant ASIC products have been recently granted certification. Upgraded network security products and GPS application systems would also be released according to the business objectives and market trend.

For product sales and promotion, network security products would be emphasized as the number of internet users in China has continued to grow and problems like network security monitor and virus control has become increasingly crucial. The Company would implement aggressive marketing plans to improve brand name awareness of its products, and strengthen ties to government authorities and major customers.

In the first quarter, the Company has acquired 51% of the equity interest of Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") at a consideration of approximately RMB10 million. Jade Bird Haodi has actively conducted development and manufacture of remote automatic meter-reading systems. With a professional research and development team, Jade Bird Haodi has competitive advantage against other domestic players in terms of provision of meter-reading systems for industries including electric power, natural gas, water supply, intelligent property management and etc. For low-voltage meter-reading systems alone, Jade Bird Haodi has more than one hundred thousand customers coming from Shandong, Jiangshu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces and municipals. Jade Bird Haodi promotes its sales by a combination of distribution, sales agents and direct sale. Jade Bird Haodi offers debug and other services for its products. The Company expects that Jade Bird Haodi will have income contribution to the Company in the second quarter.

For the investment in SMIC, the Company plans to issue up to 192,800,000 new H shares. The development progress of SMIC has been on schedule. SMIC has commenced the manufacture of eight-inch wafers and forged alliance with Fujitsu Limited, Chartered Semiconductor Manufacturing and Toshiba. Since the market for computer and communications products in China is still expanding, the demand for the relevant semiconductor products would also increase. The management believes that the investment would bring considerable return to the Company. As at the date of this report, completion of the investment is conditional upon, among other things, the Company having obtained the approvals from the relevant PRC approving authorities in relation to the investment.

With China's entry into the World Trade Organization, competition from foreign companies is challenging the old industries. The Company will adapt itself to the changing market and strive to maintain the existing market shares.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 March 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao for the period ended 31 March 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 May 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

FIRST QUARTERLY RESULTS REPORT
FOR THE PERIOD ENDED 31 MARCH 2002

JBU

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited



青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 31 MARCH 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 31 MARCH 2002

Highlights

- **Achieved a turnover of RMB27,733,000, representing an increase of 105% in turnover as compared to the corresponding period last year**
- **Accomplished a net profit of RMB4,469,000, representing an increase of 86% in net profit as compared to the corresponding period last year**
- **Earnings per share is RMB0.46 cents**
- **Acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited which is engaged in the development and manufacture of remote automatic meter-reading systems**
- **Two of the ASIC products, namely information security specific circuit and digital information encryption and decryption circuit, were granted Semiconductor Product Certificate by Beijing Economics Commission**
- **Contracted ten sales agents in Xinjiang Autonomous Region, Zhejiang, Jilin, Sichuan, Fujian and other provinces etc.**

FIRST QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2002 together with the unaudited comparative figures for the corresponding period in 2001 are as follows:

		For the three months ended	
		31 March 2002	**31 March 2001**
	Note	*RMB'000*	*RMB'000*
Turnover	*2*	27,733	13,512
Operating expenses:			
Material and equipment		(9,913)	(7,864)
Employment costs		(3,801)	(3,547)
Depreciation of fixed assets		(911)	(978)
Amortisation of goodwill		(1,165)	–
Other operating expenses		(2,341)	(2,446)
Profit (Loss) from operations		9,602	(1,323)
Interest income		1,065	3,727
Interest expense		(6,283)	–
Profit before taxation and minority interest		4,384	2,404
Taxation	*3*	–	–
Profit before minority interest		4,384	2,404
Minority interest		85	–
Profit attributable to shareholders		4,469	2,404
Retained earnings, beginning of period		41,164	14,152
Retained earnings, end of period		45,633	16,556
Earnings per share – basic (RMB cents)	*4*	0.46	0.25

1. **Organization, principal activities and basis of presentation**

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's H shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Analysis of turnover is as follows:

	For the three months ended	
	31 March 2002	**31 March 2001**
	RMB'000	*RMB'000*
Sales of embedded systems and related products	7,691	5,102
Sales of computer products	8,643	7,745
Provision of total solution services	11,399	665
Total turnover	27,733	13,512

3. **Taxation**

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

Beijing Jade Bird Haodi Electric System Company Limited, a 51% owned subsidiary and established in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 1998, its year of incorporation, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) *Value-added tax ("VAT")*

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) *Business tax ("BT")*

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three months ended 31 March 2002 was based on the profit attributable to shareholders of approximately RMB4,469,000 (2001 – RMB2,404,000) and on the weighted average number of 964,000,000 shares in issue during the period.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2001 – Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a stable and sustained operating results for the first quarter of this financial year. For the three months ended 31 March 2002, the Company has accomplished a revenue of RMB27,733,000 and a net profit of RMB4,469,000. This represented an increase of 105% in revenue and 86% in net profit as compared to the corresponding period last year.

For the period ended 31 March 2002, approximately 28%, 31% and 41% of the revenue were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

1. *Embedded System*

Software

The Company has completed the development on compiling software of the embedded microprocessor. Performance of the software is to be further tested and improved.

Hardware – Embedded Microprocessor

The Company has adopted the proprietary 32-bit processing core in the design of chip encryptor. Such chip is under development.

To facilitate various embedded applications, the Company has added IP core in its proprietary embedded microprocessor. With wishbone as the SoC bus, the interfaces of the standard IP library are integrated to the main line and make the system more user-friendly. Development on this product is to be completed in the second quarter.

The Company has conducted research on the realization of RSA encryption algorithm in ASIC products and has designed the algorithmic IP core. The chip has EEPROM, RAM and other I/O Buses, and can be integrated into the microprocessor core in the chip encryptor.

Hardware – ASIC

The Company has endeavored to add new units/modules to the library and to improve existing units/modules. Apart from the above-mentioned RSA encryption algorithm IP cores, the Company has also integrated to the library SCI interface module and encryption specific algorithm module, which enhances the research and development of the embedded systems in future.

2. *Product Development*

GPS Application System

The Company has commenced the design on the software of 3rd generation GPS application systems, and has developed the central platform software of the public/specific network auto dispatch and monitor system. The Company has also tested and improved the GPS logistics auto dispatch and monitor system based on WEB GIS technology. For JB-350M GPS application system, the Company has carried out debug on each sub-system and also conducted several debug on the whole system.

The Company has tested and improved the JB-350M GPS navigation product and conducted the technological preparations for scaled production.

Network Security Products

The Company has actively carried out the development on specific network security products and enhanced the product performance according to the needs of customers.

JB-FW gateway firewall: The Company has completed the development on V3.0 firewall products. The newly developed gateway is based on a reliable and stable core and with multi-functions such as state inspection, transparent proxy, remote management, hot back-up and attack protection. The product is under reliability and stability testing.

High-speed encryptor: Debug on the encryption card has been basically concluded. The RSA algorithm has been partly realized but further improvement is required. Compilation of the low-level control software has been continued. The Company has also completed the Ipsec revision, development of customer's end and key management center. Currently, chip integration testing has been commenced.

Technological documents of SJY01-A/SJY01-B have been prepared and submitted to China State Cryptography Control Authority Office ("CSCCAO"). Based on customers' requirements, the Company has upgraded certain functions of SJY01-B PCI data encryption card, and has applied it for pilot application in several programs.

Wireless Fire Alarm System ("WFAS")

The Company has developed the 1st generation forest fire alarm system and applied the system in Xiaoxing Anling Region. Research and development of the 2nd generation forest fire alarm system has been launched.

Development on Zhongnanhai WFAS network has been classified into the application GIS, application wireless distribution network, application GPS transmission technology and application diagram display system.

ASIC Products

The Company has undertaken the technological preparations for the design and development of smart card chips. As the market for the relevant products is uncertain, feasibility study on smart card chips would be further enhanced.

Smart Card Application System

The Company has conducted research and development on the application of IC cards in corporate and campus security management.

3. *Production*

GPS Application System

The Company has conducted trial production of the vehicle box of JB-350M GPS application system.

The Company has also produced about one thousand sets of vehicle boxes of JB-230M and JB-420M satellite monitor and dispatch systems.

Network Security Products

The Company has produced twenty-four sets of firewall and gateway products and thirteen sets have been sold.

WFAS

The Company has commenced the trial production of the 3rd generation WFAS products. Based on the existing fire alarm technologies, the Company has conducted development on LCD (liquid crystal display) of the fire alarm system. The Company has also conducted strategy examination of the remote service system in the fire alarm system which included software development, linkage download and error analysis of the remote service system in the fire alarm system.

ASIC Products

The Company has completed the fabrication of the 3rd generation security ICs and conducted preparation for testing. Both testing and packaging are expected to complete in the next quarter.

Smart Card Application System

The Company has applied security smart card application systems according to the requirements of enterprises, living districts and hotels. The Company has also continued production and application of the existing smart card application systems in the projects of Zhengda Convention Center of Peking University, China Food Bureau, China Statistics Bureau and other tasks.

According to the safety production management requirement of enterprises, the Company has commenced the entry and exit control project.

4. *Relevant Approvals and Permits*

GPS Application System

The existing research and development of GPS application system products does not require any approval or permit from relevant authorities.

Network Security Products

The Company is now applying for "First Class Information System Security Service Certificate" from China National Information Security Testing Evaluation and Certification Center (CNISTEC). Relevant procedures are being carried out.

Technological documents of SJY01-B PCI Data Encryption Chip have been prepared and submitted to CSCCAO for appraisal.

The project of SIK01 Secret Key Management Center has also been submitted to CSCCAO for security review.

WFAS

The Company is preparing and planning to submit the technological materials and standards of the 3rd generation WFAS products to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof test and acceptance.

ASIC Products

The existing research and development of the 3rd generation Security ICs does not require any approval or permit from relevant authorities.

The Company has been granted certificate for semiconductor design by Beijing Economics Commission. Two of the Company's ASIC products, namely information security specific circuit and digital information encryption and decryption circuit, were granted Semiconductor Product Certificate by Beijing Economics Commission.

Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system projects. Relevant applications would be submitted according to the development progress.

5. *Marketing Activities*

The Company has actively engaged in the establishment of national sales network and has recently contracted ten sales agents in Xinjiang Autonomous Region, Zhejiang, Jilin, Sichuan, Fujian and other provinces etc.

In order to promote fire alarm devices and the related after sale services, Hebei Jade Bird Universal Fire Alarm Device Company Limited has planned to establish service center in Sichuan province, and has commenced the preparation for establishment.

The Company has contracted to advertise the fire alarm products in the magazine "Asia Fire Alarm and Security" for the coming year. The Company has also made advertisements on the fire alarm products in the second issue of year 2002 of "Fire Alarm Technologies and Products Information".

OUTLOOK

Although the market demand for information technology products is usually lower in the first quarter, the Company has maintained a stable development in this first quarter.

For research and development, the development on security ICs and specific ICs would be further enhanced as the relevant ASIC products have been recently granted certification. Upgraded network security products and GPS application systems would also be released according to the business objectives and market trend.

For product sales and promotion, network security products would be emphasized as the number of internet users in China has continued to grow and problems like network security monitor and virus control has become increasingly crucial. The Company would implement aggressive marketing plans to improve brand name awareness of its products, and strengthen ties to government authorities and major customers.

In the first quarter, the Company has acquired 51% of the equity interest of Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") at a consideration of approximately RMB10 million. Jade Bird Haodi has actively conducted development and manufacture of remote automatic meter-reading systems. With a professional research and development team, Jade Bird Haodi has competitive advantage against other domestic players in terms of provision of meter-reading systems for industries including electric power, natural gas, water supply, intelligent property management and etc. For low-voltage meter-reading systems alone, Jade Bird Haodi has more than one hundred thousand customers coming from Shandong, Jiangshu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces and municipals. Jade Bird Haodi promotes its sales by a combination of distribution, sales agents and direct sale. Jade Bird Haodi offers debug and other services for its products. The Company expects that Jade Bird Haodi will have income contribution to the Company in the second quarter.

For the investment in SMIC, the Company plans to issue up to 192,800,000 new H shares. The development progress of SMIC has been on schedule. SMIC has commenced the manufacture of eight-inch wafers and forged alliance with Fujitsu Limited, Chartered Semiconductor Manufacturing and Toshiba. Since the market for computer and communications products in China is still expanding, the demand for the relevant semiconductor products would also increase. The management believes that the investment would bring considerable return to the Company. As at the date of this report, completion of the investment is conditional upon, among other things, the Company having obtained the approvals from the relevant PRC approving authorities in relation to the investment.

With China's entry into the World Trade Organization, competition from foreign companies is challenging the old industries. The Company will adapt itself to the changing market and strive to maintain the existing market shares.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2002, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2002, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 March 2002, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao for the period ended 31 March 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2002, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 May 2002.

WW

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Wednesday, 15 May 2002 at 11:30 p.m. for the following purposes:-

1. To consider and approve the first quarter unaudited results of the Company and its subsidiaries for the three months ended 31 March 2002 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 3 May 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

X X

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND AUDIT COMMITTEE MEMBER

The Directors announce that Ms. Liu Yong Ping has tendered her resignation as an independent non-executive director and a member of the audit committee of the Company with effect from 30 April 2002.

The Directors further announce that the Directors intend to appoint Mr. Qian Wen Zhong as an independent non-executive director and a member of the audit committee of the Company. Mr. Qian, aged 35, holds a master degree in literature from the Peking University and is currently a professor of the Faculty of History of the Fudan University. The appointment of Mr. Qian is subject to the requirement of rule 5.02 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of the Stock Exchange, which stipulates that the appointment is subject to the satisfaction of the Stock Exchange that he has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director of the Company and the approval of the shareholders at the forthcoming annual general meeting of the Company. The proposed ordinary resolution for the appointment of Mr. Qian has been set out in the "Notice of Annual General Meeting" dated today.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 April 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CHANGE OF AUDITORS

The Directors announce that subject to the approval of the shareholders of the Company at the forthcoming Annual General Meeting to be held on 18 June 2002, Messrs. Ernst & Young, Certified Public Accountants, will be appointed as auditors of the Company for the financial year ending 31 December 2002 and Messrs. Arthur Andersen & Co, Certified Public Accountants, will be ceased as auditors of the Company. Proposed ordinary resolutions for change of auditors have been set out in the "Notice of Annual General Meeting" dated today.

As the Company aims to carry out disciplined cost management and streamline overall operating expenses of the Company, the Directors consider that the change of auditors is in the best interests of the Company and shareholders as a whole.

As it is the general practice of the existing auditors Messrs. Arthur Andersen & Co that they will not issue a letter clearance of the accounts until their work and duty are completely and formally taken over by the successor auditors, a letter of clearance of the accounts will be ready for issue by them only when Messrs. Ernst & Young have been formally appointed as auditors of the Company and have taken over all the work and duty from Messrs. Arthur Andersen & Co. The Directors also confirm that there is no other issue that should be brought to the attention of the shareholders.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 April 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2001 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") will be held at Meeting Room 403, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 18 June 2002 at 11:00 a.m. for the following purposes:-

I. As ordinary resolutions:

1. To consider and approve Report of the Directors for the year 2001;

2. To consider and approve Report of the Supervisory Committee for the year 2001;

3. To consider and approve the audited consolidated financial statements for the year 2001;

4. To consider and approve the dividend distribution proposal for the year 2001;

5. To consider and approve the appropriation to statutory surplus reserve and statutory public welfare fund for the year 2001;

6. To consider and approve the resignation of Ms. Liu Yong Ping as independent non-executive director and member of the audit committee of the Company.

7. To consider and approve the appointment of Mr. Qian Wen Zhong as independent non-executive director and member of the audit committee of the Company.

8. To consider and approve the proposal of ceasing to engage Messrs. Arthur Andersen & Co as auditors of the Company;

9. To consider and approve the proposal of appointing Messrs. Ernst & Young as auditors for the year 2002 and authorize the Directors to fix their remuneration;

10. To consider and approve the remuneration proposals for Directors and Supervisors of the Company for the year 2002;

11. To transact any other business.

II. As special resolutions:

1. To consider and approve the resolution and subject to and conditional upon approval of and permission to deal with the H Shares in the share capital of the Company, which are intended to be issued by the Company, by the Growth Enterprise Market of the Stock Exchange and approval of the resolution by the China Securities Regulatory Committee, a mandate is to be given to the board of Directors:

   (a) to place and/or issue Domestic Shares and/or H Shares within a period of twelve months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. limit");

   (b) to decide within the 20 per cent. limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

   (c) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

   such mandate to remain in effect for a period of twelve months from the date of passing of the renewal of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 April 2002.

Notes:

1. The H Shares register of shareholders of the Company will be closed from 18 May 2002 to 18 June 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Promoters' Shares or H Shares whose name appears on the register of members of the Company at 4:00 p.m. on 17 May 2002 will be entitled to attend and vote at the AGM.

2. Any holder of Promoters' Shares or H Shares entitled to attend and vote at the AGM convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the AGM on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

3. A voting proxy form for the AGM is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H Shares registrar in Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.

4. Holders of Promoters' Shares or H Shares who intend to attend the AGM should complete the enclosed reply slip for the AGM and return it to the Company's H Shares registrar in Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before Tuesday, 28 May 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

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Yearly Results announcement form

Name of listed company: Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Stock code : 8095

Year end date : 31/12/2001

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

Currency: RMB'000

Final Results Announcement		(Audited) Current Period from 1/1/2001 to 31/12/2001 RMB'000	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 RMB'000
Turnover	:	124,617	60,843
Profit/(Loss) from Operations	:	35,817	24,550
Finance cost	:	-1,037	-6,726
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	37,510	31,067
% Change Over the Last Period	:	20.74 %	
EPS / (LPS) - Basic	:	RMB 3.9 cents	RMB 3.8 cents
- Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	37,510	31,067
Final Dividend per Share	:	RMB 0.5 cents	RMB 0.5 cents
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	18/5/2002 to	18/6/2002 bdi.
Payable Date	:	31/7/2002	
B/C Dates for AGM/SGM	:	18/5/2002 to	18/6/2002 bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A to	N/A bdi.

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which

regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remark:

1. Organization, operation and accounting policy

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's H shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Revenue

Analysis of turnover and revenue is as follows:

	2001	2000
	RMB'000	RMB'000
Sales of embedded systems and related products	36,956	13,388
Sales of computer products	42,211	--
Provision of total solution services	45,450	47,455
Total turnover	124,617	60,843
Rental income	1,260	893
Interest income	12,265	6,726
Total revenue	138,142	68,462

3. Taxation

(a)Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of

had no profits subject to Hong Kong profits tax.
(b)Value-added tax ("VAT")
The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.
(c)Business tax ("BT")
The Group is subject to BT in the PRC on the provision of total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share
The calculation of earnings per share for the year ended 31 December 2001 was based on the profit attributable to shareholders of approximately RMB37,510,000 (2000 : RMB31,067,000) and on the weighted average number of 964,000,000 shares (2000 : 812,721,000 shares) in issue during the year.
No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

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青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31 December 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31 December 2001

Highlights

- **Achieved a turnover of RMB125 million, representing a 105% increase as compared to the previous year**
- **Accomplished a net profit of RMB37.5 million, representing a growth of 21%**
- **Accomplished an earnings per share of RMB3.9 cents**
- **Jade Bird Firewall JB-FW V2.2 has been awarded the "Certificate of Information Security Product" and the "Certificate of Military Information Security Product"**
- **Proposed to invest US$60 million in Semiconductor Manufacturing International Corporation, a company engaged in the manufacturing and marketing of advanced technology semiconductors in the PRC**
- **Four of the fire control products passed the examinations by the China Certificate Committee for Fire Prevention Products Quality and were granted the ISO9002 Certificate for the Fire Product Safety Certification**

CHAIRMAN'S STATEMENT

The Company has maintained a stable but remarkable results for the year 2001.

In year 2001, the Company's research and development have achieved several technological breakthroughs and also market recognition of the Company's new products. Our network security products have been awarded several national quality certificates. For examples, our Jade Bird Firewall JB-FW V2.2 has been awarded the "Certificate of Information Security Product" by China National Information Security Testing Evaluation and Certification Center and the "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certification Center. These national quality certificates are an encouragement to our research and development and also a recognition of our Company's products.

In addition to the design of application specific integrated circuits, our Company has proposed the investment in Semiconductor Manufacturing International Corporation, a company engaged in the manufacturing and marketing of advanced technology semiconductor. The management believes that such investment would ensure the Company a stable supply of the integrated circuits at a competitive price and provide the Company a good opportunity to invest in the advanced semiconductor industry in China.

The Company's GPS 230M product has also been upgraded to 350M. The GPS 350M technology would be applied to the monitored security systems in various major southwestern provinces, including Chongqing, Sichuan, Guizhou, and Yunnan. The Company believes that GPS technology would be widely used in the monitoring system market and the scope of its application would also be expanded in the near future.

In view of the depressive economic environment around the world, the management anticipates that year 2002 would be another difficult year for the industry. Nevertheless, since the high-tech industry is still developing in the PRC market, there is a great demand for the high technology products. Together with China's entry to the World Trade Organization, there would be a lot of business opportunities for the high-tech industry. The board of directors, the management, the research and development team and the sales force and other employees would strive to achieve a better result in year 2002.

RESULTS

The Directors have the pleasure of presenting the audited consolidated results of the Company and its subsidiaries (together "the Group") for the year ended 31 December 2001, together with the comparative figures for the year ended 31 December 2000, as follows:

	Note	2001	2000
		RMB'000	RMB'000
Turnover	2	124,617	60,843
Other revenue	2	1,260	893
Operating expenses:			
Materials and equipment		(51,904)	(15,783)
Employment costs		(17,876)	(10,817)
Depreciation of fixed assets		(4,235)	(2,960)
Amortisation of goodwill		(875)	-
Other operating expenses		(15,170)	(7,626)
Profit from operations		35,817	24,550
Interest income	2	12,265	6,726
Interest expense		(11,228)	-
Exchange loss		(286)	(209)
Profit before taxation and minority interest		36,568	31,067
Taxation	3	-	-
Profit before minority interest		36,568	31,067
Minority interests		942	-
Profit attributable to shareholders		37,510	31,067
Earnings per share – Basic (RMB cents)	4	3.9	3.8

1. Organization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's H shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Revenue

Analysis of turnover and revenue is as follows:

	2001 RMB'000	2000 RMB'000
Sales of embedded systems and related products	36,956	13,388
Sales of computer products	42,211	-
Provision of total solution services	45,450	47,455
Total turnover	124,617	60,843
Rental income	1,260	893
Interest income	12,265	6,726
Total revenue	138,142	68,462

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to the PRC EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31 December 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, the PRC and registered as a manufacturing enterprise, is subject to the PRC EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31 December 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Group is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax ("BT")

The Group is subject to BT in the PRC on the total solution services in the PRC at a rate of 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the year ended 31 December 2001 was based on the profit attributable to shareholders of approximately RMB37,510,000 (2000 – RMB31,067,000) and on the weighted average number of 964,000,000 shares (2000 – 812,721,000 shares) in issue during the year.
No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

MOVEMENTS IN RESERVES

	2001				2000
	Share premium	Statutory reserves	Proposed dividends	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Company and Consolidated					
Beginning of year	251,271	4,664	4,820	260,755	11,379
Effect of the Reorganisation	-	-	-	-	(18,810)
Premium on issuance of H Shares	-	-	-	-	281,964
Share issuance expenses	-	-	-	-	(30,693)
Transfer from retained profit to reserves	-	5,678	-	5,678	12,095
Declaration of dividend	-	-	4,820	4,820	4,820
Payment of dividend	-	-	(4,820)	(4,820)	-
End of year	251,271	10,342	4,820	266,433	260,755

In accordance with the Company's articles of association, the Directors proposed appropriations of 10% and 5% of net profit to statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2001, the appropriations amounted to RMB3,785,000 (2000 – RMB3,109,000) and RMB1,893,000 (2000 – RMB1,555,000) for statutory surplus reserve and statutory welfare fund, respectively.

SEGMENT INFORMATION

	2001 RMB'000	2000 RMB'000
(a) Analysis by business segment (consolidated) is as follows:		
Turnover		
Global Positioning System application systems	21,853	22,563
Network security products	33,375	22,043
Wireless fire alarm systems	4,627	6,621
Application specific integrated circuits	12,209	6,287
Smart card application systems	10,342	3,329
Trading of computer products	42,211	-
	124,617	60,843
Profit (Loss) attributable to shareholders		
Global Positioning System application systems	16,657	19,161
Network security products	17,369	6,179
Wireless fire alarm systems	(1,711)	4,775
Application specific integrated circuits	5,082	3,258
Smart card application systems	6,406	(1,005)
Trading of computer products	2,117	-
Unallocated corporate expenses	(9,161)	(7,818)
Interest income	12,265	6,726
Interest expense	(11,228)	-
Exchange loss	(286)	(209)
	37,510	31,067
Depreciation and amortisation		
Global Positioning System application systems	282	394
Network security products	779	279
Wireless fire alarm systems	1,003	55
Application specific integrated circuits	1,823	1,766
Smart card application systems	28	39
Trading of computer products	-	-
Corporate office	1,195	427
	5,110	2,960
(b) An analysis by geographical location (consolidated) is as follows:		
Turnover*		
Mainland China	91,142	60,843
Hong Kong	33,475	-
	124,617	60,843
Profit attributable to shareholders		
Mainland China	36,141	31,067
Hong Kong	1,369	-
	37,510	31,067

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise.*

FINAL DIVIDEND

The Directors proposed a dividend of RMB0.5 cent per share (2000 – RMB0.5 cent) for both Promoters' Shares and H Shares, totalling approximately RMB4,820,000 (2000 – RMB4,820,000), for the year ended 31 December 2001. The proposed dividend is subject to approval by the Company's shareholders in the annual general meeting to be held on 18 June 2002. It is intended that the dividend will be payable on or before 31 July 2002 to holders of Promoters' Shares and H Shares whose names appear on the register of members of the Company at 4:00 p.m. on 17 May 2002.

Dividend per share for the year ended 31 December 2001 was calculated based on the proposed dividends of approximately RMB4,820,000, divided by the number of 964,000,000 shares in issue as at 31 December 2001.

CLOSURE OF H SHARES REGISTER

The H shares register of shareholders of the Company will be closed from 18 May 2002 to 18 June 2002 (both days inclusive), during which no transfer of H shares will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

The audited consolidated turnover of the Group for the year ended 31 December 2001 amounted to RMB124,617,000, representing an increase of RMB63,774,000, or a growth of 105% over year 2000.

The Group's profit attributable to shareholders and earnings per share for the year ended 31 December 2001 were RMB37,510,000 and RMB3.9 cents respectively, representing an increase of 21% and 3% respectively.

For the year ended 31 December 2001, approximately 30%, 34% and 36% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

Business Review

GPS Application Systems

The Company has commenced the manufacture of JB-230M GPS systems and has produced one thousand sets of terminal boxes of the system.

The Company has developed its new GPS 350M application system technology and would apply the technology initially in the projects in the southwestern regions in China.

For the year ended 31 December 2001, the turnover and profit contributed from the GPS application systems were RMB21,853,000 and RMB16,657,000 respectively.

Network Security Products

The superior quality of the Company's JB-FW1 gateway firewall and other network security products, such as high security, large data processing ability, quick speed and user friendly design, has been awarded various certificates from the PRC government authorities. These include China State Cryptography Control Authorities Office ("CSCCAO"), China National Information Security Testing Evaluation and Certification Center ("CNISTEC"), People's Liberation Army Information Security Testing Evaluation and Certification Center ("PLAISTEC") etc. The Company's network security products have been widely used in government departments, financial industry, security brokerages, the police force, army, large and medium sized companies, to safeguard sensitive information.

The Company has also co-operated with certain world leading information security providers to address the diverse requirements of customers. The Company has co-operated with SYMANTEC Co. Ltd. by combining the Company's proprietary firewall, gateway and encryption cards with the SYMANTEC anti-virus software and invasion-detecting systems to form a product package, which has been successfully applied to several technical projects of China Petroleum & Chemical Corporation and China Construction Bank.

For the year ended 31 December 2001, the turnover and profit contributed from the network security products were RMB33,375,000 and RMB17,369,000 respectively.

Wireless Fire Alarm System ("WFAS")

The Company has continued the development on the existing WFAS products. The Company has established Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited to manufacture professional fire alarm equipment, and thus realizing the integration of wire and wireless fire alarm solutions as well as comprehensive services of product development, manufacture and installation.

For the year ended 31 December 2001, the turnover and loss from the WFAS products were RMB4,627,000 and RMB1,711,000 respectively.

ASIC Products

The Company has extended the cooperation with domestic science institutes and semiconductor developers in the research and development of microprocessor, ASIC and security ICs.

Based on the existing technologies and research experience and succeeding its development and batch production of the 1st generation and the 2nd generation security ICs., the Company has developed the 3rd generation security ICs. With a proprietary 128-bit block encryption algorithm and embedded EEPROM module, the 3rd generation security ICs could be widely applied to commercial information security systems.

For the year ended 31 December 2001, the turnover and profit contributed from the ASIC products were RMB12,209,000 and RMB5,082,000 respectively.

Smart Card Application Systems

The smart card application systems products ranged from household management systems, logistics management systems to smart card POS application systems and entrance systems, which have been applied in campuses, government branches and enterprises.

For the year ended 31 December 2001, the turnover and profit contributed from the smart card application systems products were RMB10,342,000 and RMB6,406,000 respectively.

Staff

At present, the Group has employed over 180 employees. Among the employees, 10 of them possess the doctorate degree, 19 of them possess the master degree and 94 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 113 members.

OUTLOOK

Introduction

The Company has maintained a dynamic growth in the development of embedded systems in year 2001. As compared with year 2000, the research and development activities, marketing and sales performance and the overall management have become more mature and structured. Currently, the competition within the domestic software industry is severe and would intensify after China entry into the World Trade Organization. The Company would have more opportunities as well as challenges when foreign capital and enterprises enter into the market. Therefore, the Company would leverage its advantages in technologies, human resources, services and market share when dealing with the customers, competitors and the media, and dedicate to enhance brandname awareness and to achieve new accomplishments in year 2002.

Security ICs

The Company would concentrate the development of ASIC product in its application in information security products and embedded systems. Research on the 4th generation chip has achieved a substantial advance. The SoC with 32-bit embedded specific microprocessor and multiple encryption and decryption algorithms has integrated with the information system and the embedded system. For other embedded systems, the Company has launched the development on specific receive/transmit control circuit, which applies a micro-controller and digital-to-analog converter and would be applied in consumer electronics. The Company has commenced the design on USB interface circuit with micro-controller, and planned to complete its design and testing in year 2002. The Company has been actively preparing for the development on low power consumption DSP core and planned to promote the product into the international market.

Investment in SMIC

In year 2001, the Company has proposed to invest US$60 million in Semiconductor Manufacturing International Corporation ("SMIC"). SMIC is jointly invested by various pre-eminent financial institutions and strategic industry partners. The total capital funding of more than US$1 billion would be used for the construction of the advanced wafer fabrication plants in Shanghai for the production of 0.25-micron or below ICs and could be used in various commercial products ranging from mobile phones to laptop computers. At present, SMIC's production plant in Shanghai has successfully completed trial products of 0.18-micron ICs. Integrated circuits are key components of the Company's products, therefore the Company believes that the proposed investment in SMIC would help the Company to achieve its business objectives and improve its technology in the design and development of integrated circuits. The Company would also benefit from co-operating with SMIC as such co-operation would enable the Company to enhance the development in advanced integrated circuits for the embedded systems products and maintain a leading position in the industry.

The Company has already invested US$45 million in SMIC and the investment would be completed upon the Company having obtained the approvals from the relevant PRC approving authorities relating to the investment.

Network Security

The Company would further improve the performance of its firewall and other network security products, intensify the development on network defense application system, security examination system, information security services and security protection systems. Information security services, including risk evaluation, strategy formulation, system optimization, security alarm and counsel, solution design, would become an important part of the value-added business. The Company also endeavors to expand its market share and turnover by co-operating with strategic partners, large-scale marketing and sales activities, and promoting its professional image in the network security industry. The sales of network security products would be focused on government bodies, financial and taxation institutes, public security organizations and the army.

GPS Application Systems

With the improvement in technologies and expansion of partnership, the Company is diversifying the application of GPS application systems from traditional vehicle monitor, control and dispatch systems for the transportation industry to logistics distribution systems, navigation systems and other new products. The Company has noted the emerging demands for GPS products during the upgrade of information management systems in small and medium cities, and the construction and development of transportation dispatching centers and logistics distribution centers. Thus the Company would strengthen the communications with the relevant government authorities and customers, and strive to establish markets in Guangdong, Sichuan and other southwest provinces.

WFAS System

The Company has planned to commence the Beijing Fire Alarm project in year 2002, and would strive to apply the Company's WFAS system in two to three major cities during the reform of national fire alarm system. For technological innovation, the Company has been trying to integrate the internet information transmission platform into the traditional wireless communication platform, and to change the one-station control center into the mode of multi-station control centers.

The Company's subsidiary, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, would further increase the Company's manufacture capacity by introducing the Surface Mounting Technology ("SMT") equipment, and continue the development in the WFAS system in Zhongnanhai project, color LCD controller, loop sensor and fire extinguish controller. In order to obtain more government supports and enjoy the favorable policies, the Company has submitted the application to the relevant government authority for obtaining the status of "Hebei New Technology Enterprise". For sales of fire alarm devices, the Company has contracted with sales agents in over twenty provinces including Hubei, Guangdong and Shandong provinces, and has cooperated with four OEM partners. In year 2002, the Company would commit more resources to expand the sales network of WFAS system.

Conclusion

The Group would continue to adjust and expand its product applications, to increase its profitability by reinforcing the internal management, reducing costs and making better use of capital. In future, the Group would recruit more engineers to enhance its technological innovations, and to achieve a satisfactory return to our shareholders and staff members in the coming year.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

	Business Objectives as stated in the Prospectus	**Actual business progress up to the end of 31 December 2001**
1.	**Embedded Systems**	
1.1	Software	
	Conduct testing and revaluation of experimental model	Based on the analysis and study of the application of embedded system, the Company has completed an evaluation on the instruction processing system for developing embedded software, and confirmed the development platform of embedded software.
	Establish a small scale reusable embedded system software library	The Company has conducted testing on the experimental model of small-scaled reusable embedded system software library and has modified the development platform. Further research and development on this product are under progress.
1.2	**Hardware**	
1.2.1	Embedded microprocessor	
	Complete circuit design including: - research on EEPROM design technology - research on ASIC design methodology	The Company has completed the design and simulation of EEPROM model and has proceeded to the circuit design of embedded EEPROM module. Development on high-level design methodology based on VHDL has been completed and has passed the technological examination.
	Complete layout design, trial production and testing on embedded microprocessor	The Company has completed the layout design of 8-bit microprocessor and the FPGA function verification.
	Begin real time operation system design	The Company has designed part of the compiling system of the embedded microprocessor.
1.2.2	**Hardware – ASIC**	
	Commerce research on mix signal integrated circuit design technology	The Company has conducted research on mixed signal integrated circuit design technology such as timer circuit design and frequency display circuit design.
	Establish a small scale cell/module library	The Company has completed the development on the cell/module libraries of ASIC including full adder, comparator, embedded RAM/ROM, 480 MHz phase locked loop, 8 bit A/D converter and 8 bit embedded microprocessor.
	Amount to be financed by the net proceeds from the Placing : RMB14,700,000	**Amount utilized by the net proceeds from the Placing : RMB 11,100,000**

2. Products Development

2.1 Security ICs

Complete circuit and layout design of the 3rd generation Security ICs	The Company has continued the design and development of the 3rd generation Security ICs in cooperation with Jiangnan Computer Technology Institute and Shanghai Huahong Semiconductor Manufacture Company. Such Security ICs apply the 128-bit module encryption algorithm, which has been approved by relevant government authorities, and would be manufactured with the 0.35μm CMOS technology of embedded EEPROM. Both the design and manufacture technologies take lead in the domestic products. At present, the Company has completed circuit layout design and has conducted timer verification for imminent fabrication.
Commence research on smart card technology and complete its technology proposal	The Company has completed technical preparations for development of smart card products and has conducted market research.

2.2 Network Security Products

Develop application specific security gateway applicable in areas such as securities trading system and tax collection; Develop security gateway for remote monitoring, e-commerce security gateway and Internet securities trading system	The Company has committed active engagement in the research and development of specific security gateway products and carried out product performance enhancement according to customers' requirements, which includes: Access control gateway: The Company has designed and released V1.0 edition, setting up new functions such as SJY01 encryption card support and users' group. JB-FW gateway firewall: The Company has completed the development of Version 3.0 edition which was developed on a new technological core. Most of its modules have been designed and integrated with new functions like state inspection, transparent proxy, remote management, hot back-up and attack prevention.. VPN encryption gateway: Version 1.0 has realized reliable performances and functions. Relevant development on dynamic key management and function enhancement has been conducted. Network monitor system: New functions such as editing and reporting were established for system optimization. Network security hardware: The small batch production of SJY01-A, SZD02 and SJY04 encryption cards has been commenced.

SJY01-A encryption card, which could be interfaced into the Company's high-speed encryptor, has passed the review by China State Cryptography Control Authority Office ("CSCCAO") and gained favorable feedback from the trial application by several customers. The newly developed SJY01-B encryption card has adopted the SSP02 specific algorithm chip and has outstanding performance among similar domestic products.

SZD02 terminal certification system: The Company has conducted environmental test on the system and prepared files for technological review. The Company has also cooperated with other companies in the development of Intelligent Terminal Certificate system, which is under the debugging stage. The Company has completed the key management program design for the high-speed encryptor, and finished the flow chart design of the supporting high-speed encryption card.

2.3 Smart Card Application System

Research and develop smart card logistics management system and property management system	In view of the rapid development of logistics management and customer demands, the Company has developed electrical counter label products. The Company has also applied contactless electrical counter label for inventory categorization and index.
Research and develop intelligence household management	To meet the demand for community property management in real estate industry, the Company has developed household management smart card, and continued to promote JBU-CM2000 property management systems. The products would enhance the efficiency of property management in residential area.
Research and develop application specific Smart Card Application System	The Company has actively pushed forward the development of second-generation POS system for financial smart card applications. For electric label product for file and stock management, development of its reading module has been concluded and efforts were focused on the improvement of reading accuracy and centralized management ability.

2.4 GPS Application System

Conduct research on intra-city GPS Application System JB-350M	The Company has extended market survey to estimate the potential demand for GPS JB-350M products, carried out product function definition and research and development feasibility study. Based on the development of GPS JB-350M application system and GSM technologies, the Company would endeavor to achieve compatibility of special network and public network.

Conduct in depth research on the 3rd generation GPS Application System JB-350M	Examination on our proprietary GPS taxi dispatching system has been concluded. The Company has proceeded to product promotion and marketing stage.
Conduct preliminary testing on cross cities GPS network and trial run on two cities	Based on the existing GPS, GIS and GSM public network systems, the Company has commenced research and development on specific GPS products for long distance transportation and resources distribution industries. The product would be characterized by specific programs tailored for each client.
Commerce hardware design and testing on the 3rd generation GPS Application System JB-350M and navigation project	The Company has conducted feasibility study on JB-350M GPS navigation product and designed ship terminals with full consideration of the complex ocean climate and high saline-alkali degrees. Currently the sample product has been assembled and tested, and the virtual environmental tests have been carried out.

2.5 WFAS

Commence study of security wireless alarm system	Based on the study of security wireless fire alarm systems, the Company has completed the fire fighting communication and command system project in Haikou.
Commence study of application specific WFAS and security wireless alarm system	Concerning regional wireless fire alarm system, the Company has completed the layout design and part of the hardware circuit design. The Company has also carried out market study on the application of specific WFAS in Beijing.
Conduct testing and review on the trial the 3rd generation WFAS	The Company has conducted testing on the transmitter and receiver of the 3rd generation WFAS as well as system testing and review.
Commence requirement analysis of the next generation of WFAS	The Company has conducted research on 64-bit linkage regional wireless fire alarm transmitter and receiver, and the regional multi-purpose network terminals.
Commence requirement analysis of integrated wireless security and fire alarm system	The Company has commenced study on the technological standards of wireless sensors, and has conducted research on the wireless software platform of fire alarm control center and GIS systems.
Amount to be financed by the net proceeds from the Placing : RMB17,300,000	**Amount utilized by the net proceeds from the Placing : RMB 16,000,000**

3. Production

3.1 Security ICs

Commence trial production of the 2nd generation ICs	The Company has produced 10,000 2nd generation ICs and commenced the sales activities.
Commence trial production of the 3rd generation ICs	The Company has completed layout design of the 3rd generation ICs and would soon launch trial production.

3.2 Network Security Products

Commence trial production of application specific security gateway applicable in securities trading system; continue production of existing Network Security Products;	The Company has produced totally over 500 sets of JB-FW1 security gateway firewall products and JB-SG2 Network Security Gateway. In addition, the Company has conducted application testing on Jade Bird gateway VPN, user terminal of Jade Bird gateway, SJY01-A encryption card, SZD02 bank terminal certificate card and SJY04 encryption card.

3.3 Smart Card Application System

Commence trial production of smart card object classification system	The Company has commenced research and development of warehouse container electric label automatic search system. The Company has also designed and produced the material classification system for sports games and such system has been applied in the "Dragon Cup" Asia Iron Man Triathlon Championships held in Xuzhou.
Commence trial production of intelligent household management	The Company has improved the software of intelligent household management systems, and conducted product manufacture, installation and testing in projects such as National Bureau of Statistics, Jinzhou Residential District.
Continue production of existing Smart Card Application System	The Company has continued the development and production of the existing smart card application systems. The Company has installed POS machines in National Patent Bureau and other government authorities, and produced smart card consumption and entrance systems in Nanjing University of Chemical Engineering and other campuses.

3.4 GPS Application System

Continue full-scale production of 1st generation GPS Application System (JB 230M) products	The Company has conducted testing and performance improvement on the 1st generation GPS application system (JB230M) and produced one thousand sets of terminal boxes of the system.

3.5 WFAS

Commence full-scale production of 2nd generation WFAS products	The Company has commenced full-scale production of the 2nd generation WFAS products.

Commence trial production of the 3rd generation WFAS products	The Company has commenced trial production of the 3rd generation WFAS products.
Continue full-scale production and assembly of existing WFAS products	The Company has continued the full-scale production and assembly of existing WFAS products, implemented the Zhongnanhai fire alarm project, and continued the development on WFAS products for large scenic gardens, ancient buildings, and other key fire protection companies and housing estates. Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited has conducted manufacture and sale of JBF-11S fire alarm sensors, assemblage of fire alarm controllers, and completed projects such as Beijing Yindun Building, the residential district of Beijing Telecom, and Kunming Oriental Rose Garden.

4. Relevant approvals and permits

4.1 Security ICs

Currently, no approval or permit is required for the 3rd generation security ICs.

4.2 Network Security Products

On 9 August 2001, the Company was awarded the "Commercial Cryptographic Products Sales Certificate" by CSCCAO.

The security report of SZD02 bank terminal certificate has passed the examination of CSCCAO.

SJY01-A Data Encryption Card has passed system security review by CSCCAO.

Documents of SJL13 Linkage Data Encryptor have been submitted to CSCCAO for review.

Jade Bird Firewall JB-FW1 (V2.2) product has achieved the following:

(a) obtained the "Certificate of Information Security Product" by China National Information Security Testing Evaluation and Certification Center ("CNISTEC") on 26 September 2001;

(b) passed the security examination by People's Bank of China and listed as one of the authorized products on 30 October 2001;

(c) obtained the "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certification Center ('PLAISTEC") on 3 December 2001;

(d) passed the technical examination by CSCCAO and obtained relevant certificate on 4 December 2001;

(e) passed the GJB151A-97 anti-electromagnetic release national standard examination On 6 December 2001.

On 30 November 2001, Jade Bird Security Gateway JB-SG2 was granted Certificate of Military Information Security Product by PLAISTEC.

4.3 Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system products. Relevant applications will be submitted according to requirements from business development.

4.4 GPS Application System

GPS (230M) vehicle unit has been awarded acceptance quality certificate by the Ministry of Public Security.

The Company was awarded the "Shenzhen Security Technology Safeguard Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau, and was thus qualified to engage in businesses relating to security technologies.

JB-DT1 GPS Vehicle Box was awarded the "Security Technology Safeguard Product Manufacture Certificate" by the Public Security Development of Guangdong Province, and was granted the "Shenzhen Security Technology Safeguard Product Registration Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau.

4.5 WFAS

The Company has submitted the third-generation WFAS products and relevant documents to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

In October 2001, four major products developed by Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, namely JTY-GD-LN2100 dot-type photoelectric smoke detector, JB-TB-JBF-11S fire alarm control unit, JTW-ZD-LN 2110 dot-type fixed temperature detector and JB-QB/LN 1010 fire alarm control unit passed the examinations by the China Certificate Committee for Fire Prevention Products Quality and were granted the ISO9002 Certificate for the Fire Product Safety Certification.

5. Marketing activities

5.1	Open representative offices and after sales service center in Chengdu	The Company has established marketing and after sales service branch in Chengdu via agents.
5.2	Establish sales network in Southern China; Commence preparatory activities for future establishment of national product sales agent network	The Company has vigorously explored sales channels and has concluded regional distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions. The Company has also established alliance with companies such as Ranitel Corporation Beijing, Beijing Rising Technology Company Limited, Beijing Jinguyuan Company Limited, Harbin Purui Corporation, Xiamen Sanyou Software Corporation. Recently, the Company has cooperated with companies in Shanxi, Guizhou, Guangdong, Hubei and other provinces in aim to establish a national product sales network and develop partnership with renowned software developers and system integrators.

Relevant strategies would also be formulated to boost sales growth.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited has established sales agents in Anhui, Henan, Jiangsu and Zhejiang provinces to promote its products in the fire alarm market.

5.3 Participate in professional exhibitions and trade shows in Beijing and Shanghai, and China High-tech Production Fair in Shenzhen

The Company has participated in different kinds of forums and exhibitions concerning the information industry, including:

(1) China Beijing International High-Tech Industries Week & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference during 10 to 15 May 2001;
(2) China International Software Exhibition and Technology Symposium during 28 to 30 June 2001;
(3) Beijing New Security Products and Technologies Exhibition sponsored by the Ministry of Public Security during 27 to 30 June 2001;
(4) The Third China International Computer Information Security Exhibition during 4 to 6 September 2001;
(5) The Third China International Hi-tech Fair held in Shenzhen from 12 to 17 October 2001. The Company has launched a series of marketing activities and has announced cooperation with Shunde Wanhe Group and Shenzhen Gaoxie Tonglian Technology Limited on the applications of GPS products;
(6) On 2 December 2001, the Company attended the Shanghai International Information and Network Security Forum sponsored by the Third Institute of the Ministry of Public Security. Experts of the Company were invited to make speeches on the network security technologies;
(7) The Company has also attended the First Shanghai International Information and Network Security Exhibition during 3 to 5 December 2001.

5.4 Conduct trade shows, seminars and exhibitions in eastern and southern China, Beijing, Shanghai, Shenzhen and etc.

The Company has also actively participated in industrial seminars, meetings and trade shows, which include:

(1) China E-commence Exhibition in Beijing;
(2) Customer Seminars in Gansu, Shenzhen and Chengdu in relation to customers' needs and demands;
(3) Network Security Working Conference in Gansu province;
(4) Product promotion show in Guangzhou;
(5) Product exhibition hosted by the People's Bank of China;

(6) Gold Shield Working Conferences organized by the Public Security Department in Xinjiang province and Hebei province respectively;
(7) 2001 China Financial Technologies and Equipment Exhibition during 16 to 19 September 2001;
(8) The Third Guizhou Province Fire Alarm Technologies and Innovations Symposium and Applications Exhibition sponsored by the Department of Public Security of Guizhou province during 24 to 30 December 2001.

5.5	Lobby relevant government bodies with a view to becoming one of the short listed suppliers to bid for government projects	The Company has established cooperative ties with the information security authorities in Jiangsu, Gansu, Hebei , Heilongjiang and Hunan provinces, Xinjiang and Ningxia Hui Autonomous Regions. JB-FW Firewall has been short-listed as one of the authorized products for the People's Bank of China, thus laid down a solid foundation for wider applications of network security products in the financial industry. After intensive communications with Chengdu municipal government and the Transportation Bureau, the Company has successfully undertaken several projects for Information Construction of local transportation management, and would launch extensive engagement in Chengdu transportation industry.
5.6	Continue the Company's advertising plan such as placing advertisements in professional magazines	The Company has devoted great emphasis in advertising and other marketing activities to establish the corporate image and to maintain a good relationship with the mass media. In January 2001, Beijing TV and the Company jointly organized "Jade Bird Universal Cup College Student Network Security Knowledge Contest"; The Company has advertised Jade Bird security gateway firewall products on a well-known IT magazine "Computer World" for 40 consecutive weeks. In the second half of the year, the network security products and services were advertised on other famous magazines, including "China Computer", "Financial Electronization", "Information and Communication Security" etc. In November 2001, the Company has announced the information relating to the stable performance of the Company's firewall products and relevant certificates from government authorities on over ten famous journals and newspapers such as "People's Daily", "Financial Times", "Computer World" and "China Computer".

In April and May 2001, the Company promoted the communication module products on the magazine "Component Express".

The Company has also advertised the fire alarm products on a professional journal "Huicong Fire Alarm Products Information" and publicized the products via regional distributors.

Through the above-mentioned activities, the Company has enhanced product popularity and brand name awareness in the PRC market.

Amount to be financed by the net proceeds from the Placing : RMB16,000,000	**Amount utilized by the net proceeds from the Placing : RMB6,600,000**

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 December 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the year ended 31 December 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 December 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprise :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly-owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 December 2001, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31 December 2001.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members, namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the year ended 31 December 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 28 March 2002

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

ddA

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Thursday, 28 March 2002 at 3:30 p.m. for the following purposes:-

1. To approve the audited consolidated financial statements of the Company and the Report of the Directors for the year ended 31 December 2001;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the Register of Members, if necessary;

4. To approve the annual results announcement of the Company for the year ended 31 December 2001 to be published on the GEM website and the Company's website;

5. To consider the contents of the Annual Report 2001 of the Company;

6. To convene the Annual General Meeting of the Company; and

7. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 18 March 2002.